UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 17, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI LIMITED REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2009 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS**



Report

for the quarter and year ended 31 December 2009

Group results for the quarter….

❖ Record adjusted headline earnings of $228m, or 62 US cents per share
❖ Production of 1.182Moz, 2% better than guidance
❖ TauTona back in production after successful inspection and repair
❖ Received gold price, excluding hedge buy-back costs, increased by 14% in US dollar terms, discount of 6.4% to spot achieved
❖ Improvement on all benchmark safety indicators
❖ Geita and Obuasi continue turnaround
❖ Hedge commitments fall to 3.9Moz

…. and the year

❖ Gold production of 4.6Moz, at the top end of guidance
❖ Total cash costs of $514/oz, better than guidance
❖ Net debt falls to $868m, creating further financial flexibility
❖ Project One management intervention gaining traction across portfolio
❖ Uranium production of 1.44Mlbs exceeds guidance by 3%
❖ Hedge restructuring cuts commitments by 2.0Moz to less than one year's production
❖ Safety stoppages impact South African production
❖ Tropicana project in Australia progresses to a bankable feasibility study
❖ Final dividend of 70 South African cents per share (approximately 9.10 US cents per share), declared, resulting in a total dividend of 130 South African cents per share (approximately 16.75 US cents per share) for the 2009 year

		Quarter ended Dec 2009	Quarter ended Sep 2009	Year ended Dec 2009	Year ended Dec 2008	Quarter ended Dec 2009	Quarter ended Sep 2009	Year ended Dec 2009	Year ended Dec 2008
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	36,767	36,925	143,049	154,958	1,182	1,187	4,599	4,982
Price received [1]	- R/kg / $/oz	247,985	61,095	201,805	130,522	1,029	261	751	485
Price received excluding hedge buy-back costs [1]	- R/kg / $/oz	247,985	225,388	246,048	185,887	1,029	906	925	702
Total cash costs	- R/kg / $/oz	143,596	133,274	136,595	117,462	598	534	514	444
Total production costs	- R/kg / $/oz	178,379	166,355	171,795	150,149	743	667	646	567
Financial review									
Adjusted gross profit (loss) [2]	- Rm / $m	2,521	(4,110)	3,686	(2,945)	337	(510)	412	(384)
Adjusted gross profit excluding hedge buy-back costs [2]	- Rm / $m	2,521	2,205	10,001	5,072	337	287	1,208	626
Profit (loss) attributable to equity shareholders	- Rm / $m	3,179	(8,245)	(2,762)	(16,105)	424	(1,042)	(320)	(1,195)
	- cents/share	867	(2,286)	(765)	(5,077)	116	(289)	(89)	(377)
Adjusted headline earnings (loss) [3]	- Rm / $m	1,706	(4,757)	(211)	(7,197)	228	(596)	(50)	(897)
	- cents/share	466	(1,319)	(58)	(2,269)	62	(165)	(14)	(283)
Adjusted headline earnings (loss) excluding hedge buy-back costs [3]	- Rm / $m	1,706	1,249	5,795	69	228	162	708	19
	- cents/share	466	346	1,604	22	62	45	196	6
Cash flow from operating activities excluding hedge buy-back costs	- Rm / $m	3,610	2,185	10,096	5,387	465	336	1,299	584
Capital expenditure	- Rm / $m	2,275	1,842	8,726	9,905	293	232	1,027	1,201

Notes:
1. *Refer to note C "Non-GAAP disclosure" for the definition.*
2. *Refer to note B "Non-GAAP disclosure" for the definition.*
3. *Refer to note A "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.

Rounding of figures may result in computational discrepancies.

Quarter 4 2009



Operations **at a glance**
for the quarter ended 31 December 2009

	Production		Total cash costs		Adjusted gross profit (loss) excluding hedge buy-back costs[1]	
	oz (000)	% Variance [2]	$/oz	% Variance [2]	$m	$m Variance [2]
SOUTHERN AFRICA	**448**	**(7)**	**575**	**10**	**123**	**5**
South Africa						
Great Noligwa	**34**	(19)	**1,014**	11	**(8)**	(1)
Kopanang	**102**	11	**400**	(10)	**46**	19
Moab Khotsong	**73**	18	**489**	2	**13**	5
Tau Lekoa	**34**	10	**732**	(8)	**10**	7
Surface Operations	**36**	(10)	**459**	13	**19**	(2)
Mponeng	**127**	2	**397**	6	**70**	10
Savuka	**2**	100	**4,062**	(59)	**(8)**	3
TauTona	**25**	(66)	**1,443**	188	**(25)**	(40)
Namibia						
Navachab	**17**	6	**730**	19	**5**	2
CONTINENTAL AFRICA	**401**	**3**	**665**	**8**	**118**	**36**
Ghana						
Iduapriem	**54**	4	**515**	4	**26**	10
Obuasi	**97**	5	**567**	(15)	**26**	18
Guinea						
Siguiri - Attributable 85%	**77**	(3)	**636**	27	**30**	4
Mali						
Morila - Attributable 40% [3]	**31**	(3)	**656**	17	**13**	2
Sadiola - Attributable 41% [3,4]	**32**	-	**640**	20	**12**	2
Yatela - Attributable 40% [3]	**28**	27	**382**	74	**17**	3
Tanzania						
Geita	**81**	(2)	**1,055**	19	**(13)**	(5)
Non-controlling interests, exploration and other					**6**	1
AUSTRALASIA	**107**	**5**	**863**	**32**	**8**	**(3)**
Australia						
Sunrise Dam	**107**	5	**836**	29	**11**	(1)
Exploration and other					**(3)**	(2)
SOUTH AMERICA	**170**	**8**	**386**	**11**	**93**	**6**
Argentina						
Cerro Vanguardia - Attributable 92.50%	**47**	-	**339**	1	**19**	(10)
Brazil						
AngloGold Ashanti Brasil Mineração	**97**	8	**419**	26	**46**	5
Serra Grande - Attributable 50%	**27**	35	**337**	(24)	**14**	7
Non-controlling interests, exploration and other					**14**	4
NORTH AMERICA	**56**	**4**	**424**	**4**	**27**	**6**
United States of America						
Cripple Creek & Victor	**56**	4	**420**	7	**28**	6
Other					**(1)**	-
OTHER					**11**	**9**
Sub-total	**1,182**	**-**	**598**	**12**	**380**	**59**
Less equity accounted investments					**(43)**	**(8)**
AngloGold Ashanti					**337**	**50**

1 Refer to note B "Non-GAAP disclosure" for the definition.
2 Variance December 2009 quarter on September 2009 quarter - increase (decrease).
3 Equity accounted joint ventures.
4. Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Rounding of figures may result in computational discrepancies.



Financial and **Operating Report**

OVERVIEW FOR THE QUARTER

SAFETY

AngloGold Ashanti's focus on improving safety standards over the long-term yielded encouraging results during the quarter with a 7% improvement in the overall lost time injury rate. Moab Khotsong operated without a fatality for 1 million shifts, an overwhelmingly positive result for the South African operating teams.

Safety stoppages – both those enforced by the state mine inspector and implemented by AngloGold Ashanti's management – remained a key theme during the three-month period, with 69 shifts lost at the South African operations. This figure includes 40 shifts lost at TauTona, which remained closed for much of the fourth quarter for a thorough inspection of the entire shaft infrastructure. The review yielded no material deficiencies in the underground steelwork and the mine was successfully reopened in January.

Tragically, one miner was fatally injured at Mponeng, in South Africa and another died in a trucking accident at Siguiri, in Guinea. These incidents underscore the importance of implementing the company's Safety Transformation Blueprint in 2009, a comprehensive strategy for the next step change in AngloGold Ashanti's overall safety performance that will take the company toward its goal of eliminating lost time injuries.

OPERATING REVIEW

Production was broadly in line with the previous quarter at 1.18Moz, which was better than the guidance of 1.16Moz. The slightly lower output quarter-on-quarter reflects the management enforced stoppage at TauTona, remedial work underway at Savuka for part of the year and continued safety related stoppages.

Total cash costs rose 12% to $598/oz, some 1% above market guidance due mainly to accounting for deferred stripping charges and a stronger-than-anticipated exchange rate. Sustained strength in local operating currencies in Brazil, Australia and South Africa continued to erode the benefit of a higher dollar gold price. The Australian dollar was the best performer of this group, gaining 9% over the period, while the Brazilian real rose 7% and the rand 4%.

Southern African operations produced 448,000oz in the three months ended December at a total cash cost of $575/oz, compared to 483,000oz at $525/oz in the previous quarter. TauTona's stoppage was the chief contributor to lower production from the West Wits operations as the number of shifts lost to safety-related interruptions more than doubled. Great Noligwa's production also declined sharply as the mine's operations were scaled back in preparation for management interventions designed to address the steep escalation in operating costs that took place during 2009. Grade improvements contributed towards increased production and lower costs at Kopanang and Tau Lekoa.

Continental Africa's production improved to 401,000oz in the three months ended December at a total cash cost of $665/oz, from 391,000oz at $615/oz in the previous quarter. Production improved at three of the seven operations and was unchanged at Sadiola. Obuasi's operating performance continued to improve during the quarter, as a result of continued focus on grade control. The company received an insurance settlement covering the previous quarter's underground flooding. At Geita where operational improvements are underway as part of the company's business improvement initiatives, volumes mined increased by 14%. Total cash costs, however, were distorted by stripping charges during the quarter.

In **Australasia,** Sunrise Dam's production rose to 107,000oz at a total cash cost of $836/oz, from 102,000oz at $647/oz in the prior quarter. Total cash costs have been inflated by deferred waste stripping charges during the quarter.



In **North America**, Cripple Creek & Victor's (CC&V) production rose to 56,000oz at a total cash cost of $420/oz for the three months to December, from 54,000oz at $394/oz in the previous quarter. The operation has stabilised under its new leadership, and is now well positioned for recovery during 2010.

South America's production improved to 170,000oz at a total cash cost of $386/oz in the three months ended December, from 157,000oz at $349/oz. AngloGold Brasil Mineração delivered an especially strong performance, boosting output from the Cuiabá and Lamego operations which helped offset the impact on costs of the continued strengthening of the Brazilian real. Cerro Vanguardia held its production and costs steady over the quarter, making it the most efficient operation in the group.

FINANCIAL AND CORPORATE REVIEW

Adjusted headline earnings for the quarter rose to a record $228m, from a loss of $596m in the prior quarter, when significant restructuring of the hedge book was undertaken. The previous quarter's profit, excluding the hedge buy-back costs, was $162m.

The average realised gold price for the quarter was $1,029/oz, representing a 6.4% discount to the average spot price of $1,100/oz. Delivery into hedge contracts continued at a slightly quicker pace than anticipated, with overall hedge commitments at the end of 2009 of 3.9Moz. This is significantly less than a year's production and is consistent with the stated intention of increasing AngloGold Ashanti's exposure to the spot gold price.

Profit attributable to equity shareholders was $424m for the quarter, compared to a loss of $1.04bn during the prior period. Two key components of this change were the partial reversal of asset impairments at Geita, Obuasi and Iduapriem after taking into account the higher gold price and revised mining plans across the operations, as well as the loss in the prior quarter relating to the hedge buy-back and the normal sale exempted contracts brought on to the balance sheet.

EXPLORATION

Total exploration spend during the quarter was $71m, an increase of 30% over the previous quarter. Extensive greenfields exploration work was undertaken in Western Australia, throughout the tenement package near the Tropicana Gold Project. While the approval process for recommencement of drilling at La Colosa continued with regional government officials, exploration drilling and regional reconnaissance work got underway on alternative project sites in the country. Exploration drilling also resumed during November at the Mongbwalu resource in the Democratic Republic of the Congo, while additional mapping was done southwest of the site.

ANNUAL REVIEW

Adjusted headline earnings, normalised to exclude the $758m after tax cost of restructuring the hedge book in the third quarter, was $708m for the year. The company reported an adjusted headline loss of $50m, when taking the hedge restructuring cost into account. A dividend of 70 South African cents (approximately 9.10 US cents per share) was declared for the six months ended 31 December 2009, an increase of 17% from the previous declaration, taking the total dividend for the year to R1.30 (approximately 16.75 US cents) per share, representing a 30% increase over the 2008 dividend.

The statement of financial position was significantly strengthened during the year with the raising of a $732.5m convertible bond in May, the proceeds from which were used to repay debt and an issue of new shares for $278m, net of issue expenses, in cash in September, to fund the initial purchase of a 35% stake in the Kibali gold project (formerly Moto gold project). AngloGold Ashanti's stake was later increased to 45%, with Randgold Resources controlling another 45% and the Government of the Democratic Republic of the Congo holding 10%. Net debt at 31 December 2009 was $868m, some $415m lower than the net debt position as at 31 December 2008.



Production in 2009 declined 8% to 4.60Moz, in line with revised guidance. Southern Africa's production declined by 14% to 1.86Moz, reflecting the increased number of safety-related stoppages resulting from more stringent policing of safety regulations as well as the proactive approach by the company's managers to averting accidents. Production during the year from Continental Africa fell by 3% to 1.52Moz as improvements at Geita and Obuasi offset declines from Sadiola and Morila. In South America, production jumped by 6% to 598,000oz, with a strong turnaround from Argentina, the chief contributor. CC&V in North America. suffered from below-par recoveries from the leach pad, resulting in a 16% drop in production to 218,000oz.

Total cash costs were better than forecast, rising 16% to $514/oz. The strengthening of the local operating currencies against the dollar during the course of the year was a dominant theme for operations in South Africa, Australia and Brazil, increasing dollar-denominated operating costs in those regions. Rising power prices were also a key factor in South Africa, where management continued to focus its efforts on reducing electricity consumption in order to mitigate higher tariffs. Robbie Lazare, formerly the executive vice president of human resources and a previous head of AngloGold Ashanti's Africa's underground operations, has been appointed to lead a task team that will optimise the production and cost profile of the South African mines.

AngloGold Ashanti's overall safety performance in 2009 showed improvements in the benchmark Lost Time Injury Frequency Rate (LTIFR), which was 10% better than the previous year at 6.57 per million hours worked. Tragically, 16 fatal accidents were reported during the year. That compared to 34 in 2007 and 14 in 2008, when the "Safety is Our First Value" initiative was first introduced. This encouraging improvement in safety was demonstrated by Great Noligwa's achievement, during the third quarter, of 2 million fatality free shifts. This is the first time Great Noligwa has reached this milestone in its 40-year history. AngloGold Ashanti remains committed to achieving zero fatalities.

The year was characterised by the progress made in the turnaround of key assets, though there remains much to do to realise the full potential of the portfolio. Initial implementation of AngloGold Ashanti's business improvement programme yielded encouraging results at Geita, the Mponeng plant, Sunrise Dam, Siguiri and AngloGold Ashanti Brasil Mineração. This programme is the technical component of Project One, the overarching strategy which will marry the company's technical and planning capabilities with a more scientific and accountability-based approach to human resources management. The complexity of this programme is evidenced by its $35m budgeted cost and the 130-member, multi-disciplinary support team required for its implementation across the organisation. The potential value release, already demonstrated at the pilot sites, is many times that figure.

In 2010, the business improvement programme will be rolled out to an additional 12 sites, including: Mponeng and Kopanang underground mines; the Iduapriem plant; Obuasi mine and plant; Cerro Vanguardia and Serra Grande mine and plants; the CC&V mine; TauTona and Moab Khotsong underground mines; Navachab mine and plant; Great Noligwa uranium plant; and the Kopanang plant.

AngloGold Ashanti concluded the sale of Boddington during 2009 which resulted in the transfer of about 6.7Moz of Ore Reserves to Newmont Mining Corporation. After accounting for the Boddington sale, AngloGold Ashanti recorded a 5% increase in Ore Reserves from 68.2Moz to 71.4Moz. AngloGold Ashanti's share of the Kibali Ore Reserves, acquired with the purchase of a 45% share in Kibali gold project during the year, increased to 4.2Moz from the 2.48Moz attributable share in the initial study conducted by the previous owner.

Mineral Resources declined by 1% to 229.1Moz after the transfer of 11.9Moz for the Boddington sale. The Kibali gold project added 8.9Moz to the overall Mineral Resource, offset by a 7.8Moz reduction at Obuasi due to a change in the underground model and a reassessment of surface sources, as well as a 3.2Moz drop at the Vaal River Surface Operations due to the lower uranium price.



OUTLOOK

First quarter production is expected to be 1.07Moz at a total cash cost of approximately $660/oz. This assumes an oil price of $75/barrel and average exchange rates of R7.70/$, BRL1.70/$, A$/$0.93 and Argentinean peso 3.90/$.

AngloGold Ashanti's annual production guidance for 2010 is 4.5Moz to 4.7Moz. This reflects the sale of Tau Lekoa, cautious assumptions regarding the frequency of safety related stoppages in South Africa, and from CC&V as the grade stabilises in 2010 which affected recoveries from the leach pad in 2009.

Capital expenditure for 2010 is estimated at US$1.0bn to US$1.1bn.

ONE-YEAR FORECAST – 2010
For the year ended 31 December

	Forecast production 000 oz	Expected total cash cost $/oz [(1)]
South Africa [(2)(3)]	1,722 – 1,800	553 – 571
Namibia	96 – 100	600 – 628
Ghana	593 – 619	562 – 588
Guinea	295 – 308	527 – 552
Mali	265 – 277	663 – 695
Tanzania	339 – 354	833 – 872
Australia	381 – 398	901 – 943
Argentina	176 – 184	411 – 430
Brazil	419 – 437	424 – 444
United States of America	214 – 223	480 – 503
AngloGold Ashanti	**4,500 – 4,700**	**590 – 615**

[(1)] Based on the following assumptions: R7.70/$, A$/$0.93, BRL1.70/$ and Argentinean peso 3.90/$; oil at $75 per barrel. The year on year increase in total cash costs is due to the unwinding of previously incurred deferred stripping charges, implementation of royalties in South Africa, higher power tariffs, escalation and stronger local operating currencies.

[(2)] In South Africa, production assumes stable power supply from Eskom and 38 South African cents/Kwh. An increase in power tariffs of 35% has been considered.

[(3)] Excludes Tau Lekoa

[(4)] AngloGold Ashanti anticipates a discount to the spot gold price of 8% to 10% based on a gold price of $950/oz to $1,250/oz

OTHER ILLUSTRATIVE ESTIMATES – 2010
For the year ended 31 December

	$m
Depreciation and amortisation	700
Corporate costs, marketing and business improvement	210
Expensed exploration and pre-feasibilities	216
Interest and finance charges	120



OPERATING RESULTS FOR THE QUARTER

SOUTHERN AFRICA

SOUTH AFRICA

Great Noligwa's gold production declined 19% from the previous quarter to 1,044kg (34,000oz), due mainly to safety-related stoppages, a seismic event and the scaling down of operations ahead of future optimisation initiatives. This strategy is designed to return the mine to profitability. Yield was 2% higher as a result of an increase in plant inventory release. Total cash costs rose 7% to R243,647/kg ($1,014/oz), mainly because of lower volumes mined. The rise in costs was partially offset by the switch to lower summer power tariffs as well as savings on major expenditure items. The adjusted gross loss was R56m ($8m), 2% lower than the previous quarter.

The LTIFR improved to 11.54 (13.88).

Kopanang's gold production rose 11% to 3,177kg (102,000oz), due mainly to accessing of high grade raise lines and also stope-width reduction which helped increase yield by 14%. As a result, total cash costs declined by 13% to R96,085/kg ($400/oz). Adjusted gross profit improved by 64% to R345m ($46m), compared to R210m ($27m) in the prior quarter.

The LTIFR deteriorated to 13.34 (12.29).

Moab Khotsong's production increased by 18% to 2,260kg (73,000oz), due primarily to a 27% increase in area mined as a result of improved face advance and face length. This is despite an 11% drop in yield to 8.88g/t. Total cash costs were 1% lower at R117,467/kg ($489/oz) as the higher production was offset by increased costs associated with the final labour build up, and higher service contractor costs. Adjusted gross profit rose 57% to R94m ($13m), compared to R60m ($8m) in the previous quarter.

The LTIFR improved marginally to 16.05 (16.17).

Tau Lekoa's, production rose 8% to 1,044kg (34,000oz), due mainly to a 12% improvement in grade achieved by improving overall mining quality and reducing stoping widths. As a result, total cash costs fell 12% to R175,943/kg ($732/oz). Adjusted gross profit was R78m ($10m), compared to R23m ($3m) in the previous quarter.

The LTIFR deteriorated to 16.10 (14.61).

Vaal River Surface Operations' production decreased by 8% to 1,127kg (36,000oz), due mainly to fewer tonnes treated and a 10% drop in grade. This resulted in a 9% increase in total cash costs to R110,207/kg ($459/oz). This was partially offset by a favourable gold-in-process adjustment caused by an inventory lockup. Adjusted gross profit was down 9% to R145m ($19m), compared to R160m ($21m) in the previous quarter.

The LTIFR deteriorated to 2.24 (0.55).

Mponeng's production rose by 1% to 3,938kg (127,000oz), primarily due to a 1% increase in yield and inventory movements. Area mined was however 8% lower as a result of DMR stoppages. A depletion of lock-up in the plant resulted in total cash costs increasing by 2% to R95,372/kg ($397/oz). Adjusted gross profit was R524m ($70m), compared to R461m ($60m) in the previous quarter.

LTIFR deteriorated to 11.16 (9.32). The mine reported one fatality during the quarter.



Savuka remains constrained following a series of seismic events that occurred close to shaft infrastructure on 22 May 2009. Production doubled from these limited levels to 63kg (2,000oz), largely due to a 58% increase in yield, as high value panels in the VCR horizon were mined. Rehabilitation work is progressing according to plan and return to normal production levels is anticipated in the second quarter of 2010. The adjusted gross loss reduced to R63m ($8m) compared to R87m ($11m) the previous quarter.

The LTIFR improved to 3.93 (12.76).

TauTona's production declined by 67% to 765kg (25,000oz). Underground operations at the mine were suspended on 23 October 2009 to conduct inspection and shaft steel work rehabilitation along the shaft barrel. This pre-emptive safety measure, which followed an incident where a length of steel was dislodged and fell down the shaft, was undertaken in the final two months of 2009. Consequently, total cash costs rose to R346,655/kg ($1,443/oz). The adjusted gross loss was R186m ($25m), compared to a profit of R112m ($15m) in the previous quarter.

The LTIFR improved to 6.37 (16.06).

NAMIBIA

Navachab's production improved by 6% to 17,000oz, mainly due to an improvement in yield from the higher-grade Grid A. Volumes mined declined due to the harder blend of ore mined. Total cash costs increased by 19% to $730/oz because of higher contractor costs as well as gold-in-process and deferred stripping adjustments. Adjusted gross profit was $5m, compared to $3m in the previous quarter.

The LTIFR deteriorated to 2.62 (0.00).

CONTINENTAL AFRICA

GHANA

Iduapriem's production increased by 4% to 54,000oz, with improvements in yield as a result of higher feed grade material mined but offset by lower throughput. Total cash costs increased by 4% to $515/oz mainly as a result of an increase in fuel prices, deferred stripping charges with lower stripping ratios and higher royalties resulting from the increase in the spot price. Adjusted gross profit increased to $26m from $16m in the prior period.

The LTIFR was 0.00 (0.78).

Obuasi's production rose 5% to 97,000oz as a result of further improvements in grade-control management and an better recoveries following the installation of a new regrind mill. Total cash costs dropped 15% to $567/oz after the insurance settlement from the previous quarter's underground flooding more than offset higher wages. Adjusted gross profit more than tripled to $26m, from $8m in the prior quarter.

The LTIFR improved to 2.41 (2.46).

GUINEA

Siguiri's production (85% attributable) was 3% lower at 77,000oz due to a 4% decrease in yield partially offset by a 1% improvement in tonnage throughput. Total cash costs increased by 27% to $636/oz, due mainly to higher royalty expenditure resulting from the increased spot price and an increase in waste stripping expenditure in line with the mining plan. Adjusted gross profit increased by 15% to $30m from $26m in the prior quarter.

LTIFR was 0.65 (0.66). The mine reported one fatality during the quarter.



MALI

Morila's production (40% attributable) was 3% lower at 31,000oz due to lower tonnage throughput. Total cash costs rose 17% to $656/oz due to the lower production, higher royalty expenditure resulting from the increased spot price, an increase in fuel prices and increased consumable stores cost. Adjusted gross profit increased by $2m to $13m.

LTIFR was 0.00 (0.00).

Sadiola's attributable production (increased to 41% from 38% effective 29 December 2009) was maintained at 32,000oz. Total cash costs increased by 20% to $640/oz due to an 11% increase in throughput and a 9% decline in grade coupled with higher fuel costs as well as higher royalty expenditure resulting from the increased spot price. Adjusted gross profit increased by $2m to $12m.

The LTIFR was 0.00 (0.00).

Yatela's production (40% attributable) increased by 27% to 28,000oz, with a material increase in tonnage stacked. Total cash costs increased to $382/oz due to the non-recurring previous quarter's gain from stockpile credits. Adjusted gross profit increased to $17m from $14m in the prior quarter.

The LTIFR was 0.00 (0.00).

TANZANIA

Geita's gold production declined by a marginal 2% to 81,000oz. Total cash costs increased by 19% to $1,055/oz as a result of a 5% decline in yield, 3% more tonnage treated and an increase in waste stripping costs. The adjusted gross loss was $13m compared to a loss of $8m in the previous quarter.

The LTIFR was 0.00 (0.00).

AUSTRALASIA

AUSTRALIA

Sunrise Dam's gold production increased by 5% to 107,000oz due to a 4% increase in yield offset slightly by lower tonnage throughput. Total cash costs increased by 19% to A$920/oz ($836/oz), largely due to deferred waste being expensed during the quarter. Adjusted gross profit was A$12m, ($11m) compared to A$15m ($12m) in the previous quarter.

LTIFR was 0.00 (2.28).

SOUTH AMERICA

ARGENTINA

Cerro Vanguardia's production (92.5% attributable) was flat at 47,000oz. As a result, total cash costs rose 1% to $339/oz from the previous quarter mainly due to a decrease in the by-product credit from a decline in silver sales. Adjusted gross profit was $19m, compared to $29m the previous quarter.

The LTIFR was 0.00 (3.88).



BRAZIL

AngloGold Ashanti Brasil Mineração's production rose 8% to 97,000oz as a result of increased throughput at Cuiabá and Lamego. Total cash costs rose 26% to $419/oz, due to the stronger Brazilian real, lower prices for acid by-product, higher labour and maintenance costs which were partly negated by the benefit of higher production. Adjusted gross profit rose to $46m, compared to $41m in the previous quarter.

The LTIFR improved to 1.14 (2.37).

Serra Grande's production (50% attributable) rose 35% to 27,000oz, reflecting higher grades and improved recoveries as additional leaching tanks became available at the end of September. Total cash costs fell by 24% to $337/oz, reflecting the higher production and lower inflation, which more than offset higher service costs and the stronger Brazilian real. Adjusted gross profit was $14m, compared to $7m in the previous quarter.

The LTIFR was 0.00 (1.32).

NORTH AMERICA

UNITED STATES OF AMERICA

At **Cripple Creek & Victor** gold production increased 4% to 56,000oz due to pad phase timing and the pH balance of the pad. Total cash costs rose 7% to $420/oz as higher cost ounces were placed on the pad partially offset by efficiencies in the use of lime and cyanide. Adjusted gross profit was $28m compared to $22m in the prior quarter due to higher gold price.

The LTIFR improved to 3.80 (6.15).

Notes:

- All references to price received includes realised non-hedge derivatives.
- All references to "Adjusted gross profit (loss)" refers to gross profit (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts and excludes hedge buy-back costs.
- In the case of joint venture and operations with non-controlling interests, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.



Review of the **Gold Market**

1. GOLD PRICE MOVEMENT AND INVESTMENT MARKETS

1.1. Gold price data

After breaching the psychologically significant $1,000/oz level for a brief period in the third quarter, the gold price traded comfortably above this mark for the entire fourth quarter during which it averaged $1,100/oz. This represented a 15% increase on the previous quarter. The price appreciated 26% from its opening levels of $872/oz at the beginning of 2009 to close the year at $1,102/oz.

It was at the beginning of November that the rally was most pronounced, spurred by the Reserve Bank of India's purchase of 200t of bullion from the International Monetary Fund's sales quota. The purchase surprised the market as India had not been viewed as a likely buyer and it proved the catalyst that drove the price to new heights.

The peak of $1,226/oz in early December corresponded with record combined investment holdings of 56.6Moz held by exchange traded funds and a record speculative long position on the COMEX division of the New York Mercantile Exchange and the Chicago Board of Trade of almost 33Moz.

This rally did not, however, coincide with record lows in the dollar, as one might have expected. Instead, the dollar traded in a tight range between $1.47 and $1.51/Euro, helping propel gold to a record Euro812/oz.

This upward march in prices took place against a backdrop of continued economic uncertainty. In December, fears over the creditworthiness of certain European member states resurfaced while Dubai flirted with default. This boosted the relative strength of the dollar, which gained another fillip from positive jobs data in the United States. The US dollar ended the quarter at $1.429/Euro, a 6% gain from its lows of the quarter. Gold meanwhile closed 10% off its quarterly high at $1,102/oz.

1.2. Official Sector

The central banks of Sri Lanka and Mauritius joined India in adding to their gold reserves during the quarter. The Mauritian central bank bought 2t from the IMF, while Sri Lanka said it had bought 10t of gold as part of an ongoing initiative to increase its reserves. Since the renewal of the Central Bank Gold Agreement in September, there have been only two tonnes of disposals from member signatories in the first quarter of this third agreement.

1.3. Producer de-hedging

Barrick Gold Corp eliminated the last of their hedge commitments during the fourth quarter following their announcement in August of their intention to do so. The completion of the hedge close-out which was announced on 1 December, required the purchase of about 5Moz.

1.4. Currencies

Emerging markets were the beneficiaries of strong metals and commodity prices and remained the focus of investors eager to earn yield.

The South African rand continued its strengthening trend during the fourth quarter, shaking off a short-lived bout of weakness between late October and early November where it slipped by 10% against the dollar. The rand soon recouped these losses and averaged R7.47/$ during the fourth quarter, a further 4% appreciation on the previous quarter. The rand gained 21% against the dollar during the year.



The Brazilian real also continued its appreciation against the greenback. Lawmakers in Brazil were sufficiently concerned about the effects of the stronger currency to levy a tax on foreign purchases of domestic stocks and securities. This did little to deter speculative inflows as the real gained an average 7% from the previous quarter. The currency gained 25% over the year.

The Australian dollar rose to a peak of A$/$0.94, reflecting the healthy state of the economy. The Reserve Bank of Australia started tightening monetary policy, hiking rates 0.25% each month during the fourth quarter. The currency averaged A$/$0.91 for the fourth quarter, almost 10% stronger than its third quarter average. The A$ appreciated 28% over the course of 2009 against its US counterpart.

2. PHYSICAL DEMAND

2.1. Jewellery Sales

While the negative trend of the first nine months continued in most major markets during the fourth quarter, there were some areas of growth around the festive season.

The crucial Indian market remained under pressure in the fourth quarter although there was some good news. Gold imports during the period exceeded those of the same quarter a year earlier. India's gold jewellery trade benefitted from a relatively good Diwali, which is a traditional gifting occasion. Disposable income increased during the period after bonuses were paid across the massive Indian public sector. The strong Diwali sales are all the more heartening considering a difficult 2009 monsoon season, which depressed sales. The Rupee gold price remains very high at over INR17,500/oz, which continues to dampen demand. Consumers appear to have accepted the new, much higher, price floor but many are making only essential wedding purchases until the economy stabilises. Jewellers are following the trend prevalent among producers of fast moving consumer goods of decreasing the weight of product rather than raising prices.

China continues to outperform other key jewellery markets. Still, sales in the fourth quarter were flat or slightly better than the same period in 2008. Consumers continue to prefer the investment appeal of pure gold jewellery. In covering the financial crisis, the Chinese media repeatedly featured stories on the gold price and consumers continue to take note, with 'smart' shoppers limiting their jewellery purchases to pure gold.

The market in the United States finally experienced much-needed good news as fourth quarter jewellery sales beat expectations with a 7% year-on-year increase. Interestingly, the improvement in jewellery sales over the holiday season exceeded that of the luxury sector, another major laggard during the recession.

The global economic recession continued to harm the Middle Eastern jewellery market. Egypt's jewellery sales slumped by as much as 32% year-on-year and the United Arab Emirates fell 30%. The crucial UAE tourist industry, which has been depressed throughout the year, showed a welcome improvement this quarter. This helped jewellery sales and left retailers more bullish about 2010, with many increasing inventories for the first time in months. In Saudi Arabia, fourth-quarter sales were depressed on the back of continued pressure on consumers resulting from the recession and also a weaker than normal Hajj period. Gold jewellery demand fell by approximately 35% year-on-year.

2.2. Investment Market

Interestingly, at the end of 2009 gold investment demand exceeded gold jewellery demand for the first time since the gold price reached a record price of $850/oz in 1980.

In India, the fourth quarter saw strong coin sales continue the trend established in the first three quarters of the year. Gold-based mutual funds also saw increased deposits. For many Indian consumers, who already hold substantial gold assets, there is no clear investment case for adding gold to their portfolios at the current high price. India is unique in this regard as it has a far bigger existing gold supply, held by a bigger pool of people, than any other gold market.



The US market continued its rally with the case for gold investment gaining traction with both retail investors and institutions. The fourth quarter saw healthy demand for bars, coins and Exchange Traded Funds (ETFs). The GLD ETF represents approximately $66bn of direct investment in the gold market. There is now also talk of significant bar purchases by some of the larger buyers which are opting for bullion rather than paying the storage and management fees charged by the ETF issuers.

China's retail gold investment outpaced jewellery demand with a 10% year-on-year gain in the fourth quarter. The traditional Chinese gold jewellery market is 24 carat, therefore jewellery demand - which includes an investment motivation - still exceeds gold investment demand by a factor of four to one.

Gold investment demand in the Middle East remains the most moribund of all major regional markets. In the United Arab Emirates, the decline in coin and bar hoarding mirrors the decline in jewellery demand, with a 30% slump. Many jewellers and key retail investors did not stock bars or coins due to price volatility and low margins. In Egypt, bar and coin demand was poor, at an estimated 250kg during the quarter, while bullion imports were low. Scrap supply slowed despite the high gold price as traders were wary of price volatility.



Hedge position

As at 31 December 2009, the net delta hedge position was 3.49Moz or 108t (at 30 September 2009: 3.93Moz or 122t), representing a further reduction of 0.44Moz for the quarter. The total commitments of the hedge book as at 31 December 2009 was 3.9Moz or 121t, a reduction of 0.4Moz from the position as at 30 September 2009.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $2.18bn (negative R16.18bn), increasing by $0.34bn (R2.35bn) over the quarter. This value was based on a gold price of $1,101.95/oz, exchange rates of R7.4350/$ and A$/$0.8967 and the prevailing market interest rates and volatilities at that date.

As at 16 February 2010, the marked-to-market value of the hedge book was a negative $2.11bn (negative R16.21bn), based on a gold price of $1,112.45/oz and exchange rates of R7.6910/$ and A$/$0.8952 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the theoretical cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

The following table indicates the group's **commodity hedge position** at 31 December 2009

	Year	2010	2011	2012	2013	2014	2015	Total
US DOLLAR/GOLD								
Forward contracts	Amount (oz)	*(435,142)	60,000	122,500	119,500	91,500		*(41,642)
	US$/oz	*$909	$227	$418	$477	$510		*$5,457
Put options sold	Amount (oz)	475,860	148,000	85,500	60,500	60,500		830,360
	US$/oz	$929	$623	$538	$440	$450		$764
Call options sold	Amount (oz)	1,065,380	776,800	811,420	574,120	680,470	29,000	3,937,190
	US$/oz	$619	$554	$635	$601	$604	$670	$605
RAND/GOLD								
Forward contracts	Amount (oz)	**(40,000)						**(40,000)
	ZAR/oz	R7,223						R7,223
Put options sold	Amount (oz)	40,000						40,000
	ZAR/oz	R7,475						R7,475
Call options sold	Amount (oz)	40,000						40,000
	ZAR/oz	R8,175						R8,175
A DOLLAR/GOLD								
Forward contracts	Amount (oz)	100,000						100,000
	A$/oz	A$646						A$646
Call options purchased	Amount (oz)	100,000						100,000
	A$/oz	A$712						A$712
*** Total net gold:	Delta (oz)	(436,666)	(789,849)	(863,406)	(651,962)	(719,638)	(26,258)	(3,487,779)
	Committed (oz)	(630,238)	(836,800)	(933,920)	(693,620)	(771,970)	(29,000)	(3,895,548)

*   Represents a net long position and net short US Dollars resulting from both forward sales and purchases for the period.
**   Represents a net long position resulting from both forward sales and purchases.
*** The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2009.

Fair value of derivative analysis by accounting designation at 31 December 2009

Figures in millions	Cash flow hedge accounted	Non-hedge accounted	Total
		US Dollar	
Commodity option contracts	–	(1,987)	(1,987)
Forward sale commodity contracts	(37)	(158)	(195)
Interest rate swaps	–	(13)	(13)
Total hedging contracts	**(37)**	**(2,158)**	**(2,195)**
Embedded derivatives	–	(1)	(1)
Warrants on shares	–	5	5
Option component of convertible bond	–	(175)	(175)
Total derivatives	**(37)**	**(2,329)**	**(2,366)**
Credit risk adjustment	**–**	**(150)**	**(150)**
Total derivatives - before credit risk adjustment	**(37)**	**(2,479)**	**(2,516)**

Rounding of figures may result in computational discrepancies.



Exploration

Total exploration expenditure during the fourth quarter, inclusive of expenditure at equity accounted joint ventures, was $71m ($29m brownfields, $25m greenfields, $17m studies), compared with $55m ($22m brownfields, $29m greenfields, $4m studies) in the previous quarter.

BROWNFIELDS EXPLORATION

In **South Africa**, surface drilling continued in the Project Zaaiplaats area. MMB5 deflection 5, intersect the Jersey Fault. Deflection 7 is now being drilled to intersect the Vaal Reef. MZA9 continued drilling a long deflection but technical issues resulted in deflection 19 being stopped. Deflection 23 is now being drilled and the first reef intersection is now expected in May 2010. The long deflection from MGR6 continued drilling and the hole is currently at a depth of 2,397m. The Vaal Reef is expected to be intersected in July 2010. Progress on MGR8 was slow due to weak rock formations. The hole is currently at 3,020m and a reef intersection is anticipated in February 2010.

In the Western Ultra Deep Levels area, UD51 intersect a partly artesian fracture system and this has significantly reduced the advance. The hole is currently at a depth of 2,796m and a Ventersdorp Contact reef intersection is expected in June 2010.

At Obuasi in **Ghana**, no drilling was undertaken on 50 Level due to flooding. Once dewatering is complete rehabilitation of the planned drill sites will be required prior to the recommencement of drilling operations.

In **Argentina**, Mineral Resource definition drilling continued on the Osvaldo Diez, El Trio and Laguna Veins. Underground definition drilling continued at Osvaldo Diez.

Sampling, mapping and geological recognisance continued in the Volcan Area and the aeromagnetic survey of the sector started with some interesting structural trends identified. The survey was delayed by an unfortunate helicopter incident which damaged the probe.

In **Australia**, at Sunrise Dam, drilling continued to infill and extend both surface and underground lodes. Underground targets included GQ, Cosmo, Dolly and extensions to all these bodies. Surface targets included the paleochannel, Golden Delicious, Neville and the north ramp. Opportunities have also been identified for other open pittable satellite targets and drilling has started at Wilga.

In **Brazil**, at the Córrego do Sítio Sulphide Project, drilling continued with 3,975m being drilled from surface, 8,299m drilled from underground and 1,047m of underground development. At the Lamego project, 2,721m of surface drilling and 1,137m of underground development were completed. For Cuiabá, 4,278m of drilling was completed. At Serra Grande drilling focused on the Cajuerio, Pequizão and Palmeiras targets. During the quarter drilling with the Devidrill system was successfully tested.

At Kibali in the **Democratic Republic of the Congo**, a review of the structural and lithological controls on mineralisation was completed over the KCD deposit. Drilling also concentrated on investigating the possible linking of the KCD deposit with Gorumbwa at depth.

Work focused on:
- resource drilling (44 holes completed, 8,484m);
- core review of selected KCD holes (60 holes) and geological modelling;
- surface mapping of the KCD – Gorungwa areas;
- the completion of two diamond drill holes (1,556m) in the KCD – Gorumbwa gap;
- on-going soil geochemistry over the block 1, west of KCD, 4 new anomalies identified;
- sampling of the old Durba mill (251 samples); and
- first pass geological aeromagnetic interpretation.



At Mongbwalu, a programme of diamond drilling commenced during the fourth quarter, with six PQ sized holes being completed to enable sample collection for metallurgical test work. In addition the first of ten diamond drill holes was completed as part of the geotechnical sampling programme. A further 1,230m of geotechnical drilling is planned to be completed early in the first quarter of 2010. This will be followed by an RC and diamond drilling infill drilling programme to allow the upgrading of the current Inferred Mineral Resource to Indicated status in support of the small scale mine feasibility study.

At Siguiri in **Guinea**, work was completed on the Sintroko South Extension, the Combined Pits area, Komatigiuya and Sintroko. The Komatigiuya target represents a significant new discovery. Work continues in the Tubani area with infill drilling between the marginal ore stockpile and pit.

IP Geophysical equipment arrived on site and a test self-potential (SP) survey over Sintroko South was completed. Results are promising with IP anomalies co-incident with known mineralisation. Future surveys will include Tubani and the rest of the Sintroko area.

At Geita in **Tanzania**, IP geophysical surveys were carried out on Area 3 but have been put on hold until January 2010 in order to support the core re-boxing and re-logging programmes and the gyro-survey teams working on the NY7 infill drilling programme.

The original Central Thrust Ramp geological modeling programme has been redesigned to focus on the Nyankanga deposit. At the end of the quarter a total of 45,848m have been relogged and modeling is ongoing.

The infill drilling programme at Nyankanga Cut 7 was completed in December. A total of 16,727m was drilled. Logging and sampling should be completed in January 2010.

At Yatela in **Mali**, drilling continued with the aim of extending the life of the Yatela and Alamoutala open pits. Results to date have been encouraging and remodeling of the ore bodies, which is ongoing, is expected to increase the mine life. A further 7,500m of drilling has been approved to extend this work in 2010.

The Sadiola Deeps infill drilling commenced in December with two diamond drill holes (582m) and three RC holes (560m) being completed. Further drilling was also undertaken to infill the FE3/FE4 pit gap, and all holes have been sampled and submitted for assay, results are awaited.

Due to the seasonal weather conditions, the ground gravity survey was suspended and will recommence in January 2010. A high resolution aeromagnetic and radiometric survey was completed over the Sadiola and Yatela mining lease areas.

At Navachab in **Namibia**, the on mine exploration drilling programme concentrated on the North Pit 2 Footwall vein extensions. Off mine drilling was conducted on both the Klipspringer and Steenbok/Starling targets. Assay results from these programmes are awaited. A gradient IP survey was completed over the Anomaly 16 prospect. The results indicate the potential for significant sulphide mineralisation and several drill targets were recommended.

At Cripple Creek & Victor in the **United States of America**, resource extension drilling continued during the quarter. Drilling and studies continue to quantify the potential of the high grade Mineral Resource. Metallurgical testing of high grade material is underway and further metallurgical test drilling has been planned.

ANGLOGOLD ASHANTI / DE BEERS JOINT VENTURE

During the quarter, a memorandum of understanding was signed with Seafield Resources and drilling off the west coast of South Island, New Zealand (Seafield Venture) is planned to start this quarter.



GREENFIELDS EXPLORATION

Greenfield exploration activities were undertaken in Australia, the Americas, China, Southeast Asia, Sub-Saharan Africa, Russia, the Democratic Republic of the Congo and the Middle East & North Africa. A total of 36,802m of diamond, RC and AC drilling was completed at existing priority targets and used to delineate new targets in Australia, Colombia and Canada.

Work continued on the feasibility study for the Tropicana Gold Project in Australia while environmental approvals required for open pit mining were sought. Exploration continued throughout the tenement package while targets close to the proposed gold operation were prioritized. AngloGold Ashanti owns 70% of the project and Independence Group owns the rest.

Drilling about 550m northeast of the proposed Tropicana pit returned results of 7m @ 2.1g/t gold from 141m and 14m @ 3.49g/t gold from 176m. Significantly, these intersections from the same hole may represent the faulted northern continuation of the Tropicana ore body. Encouraging results were also obtained to the south of the proposed Havana pit at the Havana South zone and Crouching Tiger prospects. In Havana South, significant intersections included 13m @ 2.37g/t gold from 317m and 21m @ 2.50g/t gold from 202m. RC drilling at Crouching Tiger intersected 8m @ 2.83g/t gold from 134m.

In more regional exploration, significant aircore results were returned from Black Dragon, 30km from the Tropicana – Havana resource, including 4m @ 0.6g/t gold from 40m. At Tumbleweed, 10km north of Tropicana, aircore drilling returned 8m @ 0.81g/t gold from 56m. These results confirm the anomalous zones identified by previous significant aircore intersections and extend the potential size of the targets. At Voodoo Child, 50km north of Tropicana, aircore drilling intersected 17m @ 2.25g/t gold from 3m. Infill aircore drilling and follow-up reverse circulation drilling are planned for these prospects in 2010.

The Viking project, which spans about 11,000 square kilometres and includes 6,200 square kilometres of granted exploration licences, is southwest of the joint venture area and within the Albany-Fraser foreland tectonic setting that hosts the Tropicana deposit. Surface geochemical sampling continued throughout the quarter and an airborne magnetic-radiometric survey was completed.

Greenfields exploration in the **Americas** was active in Colombia, Brazil, and Canada. In **Colombia,** 688.6 m of Phase III drilling at one project with the rest of the work focused on regional reconnaissance and follow-up exploration. In **Brazil,** the exploration team initiated various reconnaissance programmes in unexplored areas. In **Canada,** projects in the Laurentian and Commander Resources JV's were advanced to drill stage.

In **China,** a soil sampling programme across the Jinchanggou tenements, designed to identify similar high-grade zones to those delineated in this year's trenching programme, was completed. Soil sampling ended in early December, final results were obtained later that month and analysis of the results is ongoing. The three new applications in the Junggar Belt of NE China are pending approval from the Provincial Department of Land and Resources.

In **Southeast Asia,** project-generation activities and specific evaluations continued in a number of areas across the region. In the **Solomon Islands** two joint venture agreements were signed with XDM Resources under which AngloGold Ashanti can earn a 51% participating interest in two separate projects, by spending US$10m in total. A further 19% interest in each area can be earned by the successful completion of a bankable feasibility study. AngloGold Ashanti has agreed to complete a C$3.3m initial private placement in XDM Resources and may also exercise a further C$3.98m. Field mapping, auger soil sampling, rock chip sampling and petrological studies have commenced.



In **Sub-Saharan Africa,** AngloGold Ashanti and Canada's Dome Ventures Corp entered into a joint venture agreement over Domes' 100% owned Mevang and Ndjole licences in Gabon, covering a combined 4,000 square kilometers. AngloGold also staked the "Ogooue" prospect covering 8,295 square kilometers of similar geology and concluded a transaction for the Mimongo and Koumaneyoung licences. Collectively, this area is referred to as the "Gabon Gold Project" and totals approximately 16,501 square kilometers.

In the **Democratic Republic of the Congo,** negotiations continued with the Government to secure concession licenses and are expected to be concluded in early 2010. Drilling recommenced in November and a total of 1,108m in 10 holes was completed for metallurgical test work at the Mongbwalu Resource area, while field mapping continued along strike from the deposit. Mapping was completed at Mosaba Hill, southwest of Mongbwalu and Kopatele, southwest of Nzebi.

In the **Middle East & North Africa,** the strategic alliance between AngloGold Ashanti and Thani Investments has identified several promising projects in the Arabian Nubian Shield.



Mineral Resource and Ore Reserve

Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC 2000 Code). Mineral Resources are inclusive of the Ore Reserve component unless otherwise stated.

MINERAL RESOURCES

When the 2008 Mineral Resource is restated to exclude the sale of Boddington (11.9Moz) and the purchase of Kibali (10.1Moz) the Mineral Resource is reduced from 241.0Moz to 239.2Moz. The total Mineral Resources decreased from 239.2Moz in 2008 to 226.7Moz in December 2009. A year-on-year decrease of 6.3Moz (3%) occurred before the subtraction of depletion and a decrease of 12.5Moz (5%) after the subtraction of depletion.

It should be noted that the changes in economic assumptions from 2008 to 2009 resulted in the Mineral Resource decreasing by 2.8Moz whilst exploration and modelling resulted in an increase of 3.5Moz. The remaining loss of 6.9Moz resulted from various other reasons. Depletions from the Mineral Resource for 2009 totalled 6.2Moz.

		Moz
Mineral Resources as at 31 December 2008		**241.0**
Sale of Boddington		**(11.9)**
Acquisition of Kibali		**10.1**
Restated 2008 Mineral Resources		**239.2**
Reductions		
Obuasi	Predominantly due to changes in the underground resource models and a re-assessment of the surface resources. This reduction does not impact on the Ore Reserve	(7.8)
Vaal River Surface (VRGO)	Reductions due to lower uranium price	(3.2)
Geita	Predominantly due to depletion, model updates and increase in costs	(1.4)
Kibali	Conversion of Inferred to Indicated Mineral Resource resulted in losses	(1.2)
West Wits Surface	Reductions due to lower uranium price	(1.2)
Other	Total of non-significant changes	(4.0)
Additions		
Moab Khotsong	Gains due to exploration resulting in an increase in confidence and grades	2.2
Other	Total of non-significant changes	4.1
Mineral Resources as at 31 December 2009		**226.7**

Mineral resources have been calculated at a gold price of US$1,025/oz (2008: US$1,000/oz).

Rounding of figures may result in computational discrepencies.



ORE RESERVES

When the 2008 Ore Reserve is restated to exclude the sale of Boddington (6.7Moz) and the purchase of Kibali (2.5Moz), the 2008 Ore Reserve is reduced from 74.9Moz to 70.7 Moz. Using the restated figure, the total AngloGold Ashanti Ore Reserves increased from 70.7Moz in 2008 to 71.4Moz in December 2009. A year-on-year increase of 6.0Moz (8%) occurred before the subtraction of 5.2Moz for depletion, resulting in an increase of 0.8Moz (1%) after the subtraction of depletion.

It should be noted that the changes in the economic assumptions from 2008 to 2009 resulted in the Ore Reserve increasing 3.2Moz while exploration and modelling resulted in a further increase of 2.7Moz.

		Moz
Ore Reserves as at 31 December 2008		**74.9**
Sale of Boddington		**(6.7)**
Acquisition of Kibali		**2.5**
Restated 2008 Ore Reserves		**70.7**
Reductions		
Great Noligwa	Northern portion of mine was removed from plan to ensure profitability	(1.0)
Kopanang	Reduction due to mine design changes plus slightly lower MCF, also changes in geological structure, facies and evaluation model	(0.7)
Cripple Creek & Victor	Adjustment due to heap leach reconciliation issues	(0.6)
Other	Total of non-significant changes	(2.3)
Additions		
Tropicana	First Ore Reserve reported for Tropicana - based on Enhanced Feasibility Study and Owner Mining	2.3
Kibali	New acquisition (2.5Moz) and underground Ore Reserve additions (1.7Moz)	1.7
Sadiola	Deep Sulphides Ore Reserve included and ownership increased from 38% to 41%	1.0
Other	Total of non-significant changes	0.4
Ore Reserves as at 31 December 2009		**71.4**

Ore reserves have been calculated using a gold price of US$800/oz (2008: US$720/oz).

Rounding of figures may result in computational discrepancies.

BY-PRODUCTS

Several by-products are recovered as a result of the processing of gold Ore Reserves. These include 17,000t of uranium oxide from the South African operations, 409,000t of sulphur from Brazil and 34.9Moz of silver from Argentina. Details of by-product Mineral Resources and Ore Reserves are given in the Mineral Resource and Ore Reserve Report 2009, which will be available on or about 26 March 2010 either on the corporate website, www.AngloGoldAshanti.com, or on request from the contacts detailed at the end of this report.



EXTERNAL AUDIT OF MINERAL RESOURCE

During the course of the year and as part of the rolling audit programme, AngloGold Ashanti's 2009 Mineral Resources at the following operations were submitted for external audit by the Australian based company Quantitative Group (QG):

- Carbon Leader at Mponeng, TauTona and Savuka mines;
- Navachab – Main Pit;
- Geita – Nyankanga;
- Obuasi – KMS Deep;
- Siguiri – Project Area 1;
- Sadiola – Deep Sulphide;
- Sunrise Dam – Underground; and
- Brasil Mineração – Cuiabá.

The company has been informed that the audit identified no material shortcomings in the process by which AngloGold Ashanti's Mineral Resources were evaluated. It is the company's intention to continue this process so that each of its operations will be audited every three years on average.

COMPETENT PERSONS

The information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves is based on information compiled by the Competent Persons. These individuals are identified in the report. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of exploration results, Mineral Resources and Ore Reserves. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.



MINERAL RESOURCES BY COUNTRY (ATTRIBUTABLE)

as at 31 December 2009	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
South Africa	Measured	30.37	14.18	430.77	13.85
	Indicated	300.55	7.59	2,281.63	73.36
	Inferred	42.24	13.51	570.45	18.34
	Total	**373.16**	**8.80**	**3,282.85**	**105.55**
Namibia	Measured	17.24	0.78	13.46	0.43
	Indicated	66.84	1.24	82.57	2.65
	Inferred	18.53	1.07	19.92	0.64
	Total	**102.60**	**1.13**	**115.95**	**3.73**
Democratic Republic of the Congo	Measured	0.00	—	0.00	0.00
	Indicated	59.17	3.29	194.93	6.27
	Inferred	31.82	4.61	146.79	4.72
	Total	**90.99**	**3.76**	**341.72**	**10.99**
Ghana	Measured	80.21	4.98	399.77	12.85
	Indicated	72.39	3.86	279.66	8.99
	Inferred	98.44	3.88	382.02	12.28
	Total	**251.04**	**4.23**	**1,061.45**	**34.13**
Guinea	Measured	36.58	0.68	24.73	0.80
	Indicated	130.15	0.85	110.34	3.55
	Inferred	78.22	0.89	69.85	2.25
	Total	**244.95**	**0.84**	**204.92**	**6.59**
Mali	Measured	18.34	1.46	26.86	0.86
	Indicated	37.23	1.82	67.80	2.18
	Inferred	20.89	1.77	36.94	1.19
	Total	**76.46**	**1.72**	**131.59**	**4.23**
Tanzania	Measured	0.00	—	0.00	0.00
	Indicated	87.70	3.46	303.46	9.76
	Inferred	13.03	4.04	52.63	1.69
	Total	**100.73**	**3.54**	**356.10**	**11.45**
Australia	Measured	34.10	1.87	63.60	2.04
	Indicated	38.83	2.88	111.97	3.60
	Inferred	15.34	3.01	46.13	1.48
	Total	**88.26**	**2.51**	**221.69**	**7.13**
United States of America	Measured	280.80	0.82	231.03	7.43
	Indicated	194.55	0.73	142.71	4.59
	Inferred	73.12	0.73	53.58	1.72
	Total	**548.46**	**0.78**	**427.31**	**13.74**
Argentina	Measured	12.00	1.78	21.37	0.69
	Indicated	22.70	3.38	76.62	2.46
	Inferred	6.16	3.71	22.82	0.73
	Total	**40.85**	**2.96**	**120.81**	**3.88**
Brazil	Measured	11.24	6.49	72.93	2.34
	Indicated	15.16	6.02	91.28	2.93
	Inferred	30.53	6.76	206.35	6.63
	Total	**56.93**	**6.51**	**370.56**	**11.91**
Colombia	Measured	0.00	—	0.00	0.00
	Indicated	15.16	0.93	14.18	0.46
	Inferred	402.51	1.00	401.40	12.91
	Total	**417.67**	**0.99**	**415.57**	**13.36**
Total	Measured	520.88	2.47	1,284.51	41.30
	Indicated	1,040.43	3.61	3,757.14	120.79
	Inferred	830.81	2.42	2,008.87	64.59
	Total	**2,392.12**	**2.95**	**7,050.53**	**226.68**

Rounding of figures may result in computational discrepencies.



ORE RESERVES BY COUNTRY (ATTRIBUTABLE)

as at 31 December 2009	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
South Africa	Proved	8.80	8.13	71.60	2.30
	Probable	213.96	4.16	890.80	28.64
	Total	**222.76**	**4.32**	**962.40**	**30.94**
Namibia	Proved	9.85	0.93	9.12	0.29
	Probable	32.40	1.28	41.42	1.33
	Total	**42.25**	**1.20**	**50.55**	**1.63**
Democratic Republic of the Congo	Proved	0.00	—	0.00	0.00
	Probable	28.71	4.48	128.65	4.14
	Total	**28.71**	**4.48**	**128.65**	**4.14**
Ghana	Proved	40.29	3.36	135.34	4.35
	Probable	51.31	4.66	239.31	7.69
	Total	**91.60**	**4.09**	**374.65**	**12.05**
Guinea	Proved	30.83	0.64	19.59	0.63
	Probable	87.85	0.86	75.99	2.44
	Total	**118.67**	**0.81**	**95.58**	**3.07**
Mali	Proved	9.24	1.99	18.35	0.59
	Probable	18.96	2.02	38.32	1.23
	Total	**28.21**	**2.01**	**56.67**	**1.82**
Tanzania	Proved	0.00	—	0.00	0.00
	Probable	47.36	3.33	157.57	5.07
	Total	**47.36**	**3.33**	**157.57**	**5.07**
Australia	Proved	23.63	2.24	53.00	1.70
	Probable	25.72	2.82	72.63	2.34
	Total	**49.35**	**2.55**	**125.63**	**4.04**
United States of America	Proved	99.82	0.92	92.29	2.97
	Probable	46.40	0.89	41.17	1.32
	Total	**146.22**	**0.91**	**133.47**	**4.29**
Argentina	Proved	10.76	1.37	14.78	0.48
	Probable	9.64	4.53	43.66	1.40
	Total	**20.40**	**2.86**	**58.44**	**1.88**
Brazil	Proved	6.67	5.90	39.37	1.27
	Probable	7.30	5.37	39.21	1.26
	Total	**13.97**	**5.63**	**78.58**	**2.53**
Total	Proved	239.89	1.89	453.45	14.58
	Probable	569.61	3.11	1,768.73	56.87
	Total	**809.50**	**2.75**	**2,222.19**	**71.44**

Rounding of figures may result in computational discrepencies.



MINERAL RESOURCES BY COUNTRY (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVES

as at 31 December 2009	Category	Tonnes million	Grade g/t	Contained gold tonnes	Contained gold Moz
South Africa	Measured	22.89	14.34	328.17	10.55
	Indicated	100.15	11.48	1,149.86	36.97
	Inferred	21.11	15.73	332.07	10.68
	Total	**144.15**	**12.56**	**1,810.10**	**58.20**
Namibia	Measured	7.39	0.59	4.34	0.14
	Indicated	34.43	1.19	40.99	1.32
	Inferred	18.53	1.07	19.92	0.64
	Total	**60.35**	**1.08**	**65.24**	**2.10**
Democratic Republic of the Congo	Measured	0.00	—	0.00	0.00
	Indicated	30.46	2.18	66.28	2.13
	Inferred	31.82	4.61	146.79	4.72
	Total	**62.28**	**3.42**	**213.07**	**6.85**
Ghana	Measured	27.08	5.05	136.86	4.40
	Indicated	34.89	3.99	139.29	4.48
	Inferred	53.62	3.86	206.88	6.65
	Total	**115.58**	**4.18**	**483.02**	**15.53**
Guinea	Measured	3.75	0.78	2.93	0.09
	Indicated	45.56	0.86	39.30	1.26
	Inferred	78.22	0.89	69.85	2.25
	Total	**127.52**	**0.88**	**112.07**	**3.60**
Mali	Measured	4.86	0.79	3.85	0.12
	Indicated	20.27	1.58	32.05	1.03
	Inferred	20.89	1.77	36.94	1.19
	Total	**46.02**	**1.58**	**72.84**	**2.34**
Tanzania	Measured	0.00	—	0.00	0.00
	Indicated	43.22	3.21	138.72	4.46
	Inferred	13.03	4.04	52.63	1.69
	Total	**56.24**	**3.40**	**191.35**	**6.15**
Australia	Measured	1.70	1.36	2.32	0.07
	Indicated	13.11	3.00	39.34	1.26
	Inferred	15.34	3.01	46.13	1.48
	Total	**30.15**	**2.91**	**87.79**	**2.82**
United States of America	Measured	180.98	0.77	138.73	4.46
	Indicated	148.15	0.69	101.53	3.26
	Inferred	68.65	0.74	50.77	1.63
	Total	**397.78**	**0.73**	**291.04**	**9.36**
Argentina	Measured	2.29	3.08	7.06	0.23
	Indicated	16.04	2.17	34.80	1.12
	Inferred	6.16	3.71	22.82	0.73
	Total	**24.49**	**2.64**	**64.68**	**2.08**
Brazil	Measured	4.31	6.41	27.63	0.89
	Indicated	8.20	5.77	47.29	1.52
	Inferred	29.45	6.81	200.66	6.45
	Total	**41.96**	**6.57**	**275.57**	**8.86**
Colombia	Measured	0.00	—	0.00	0.00
	Indicated	15.16	0.93	14.18	0.46
	Inferred	402.51	1.00	401.40	12.91
	Total	**417.67**	**0.99**	**415.57**	**13.36**
Total	Measured	255.24	2.55	651.88	20.66
	Indicated	509.64	3.62	1,843.61	59.27
	Inferred	759.32	2.09	1,586.84	51.02
	Total	**1,524.20**	**2.68**	**4,082.34**	**131.25**

Rounding of figures may result in computational discrepencies.



Group **operating results**

				Quarter ended		Year ended			Quarter ended		Year ended	
			Dec 2009	Sep 2009	Dec 2008	Dec 2009	Dec 2008	Dec 2009	Sep 2009	Dec 2008	Dec 2009	Dec 2008
					Unaudited					Unaudited		
				Rand / Metric					**Dollar / Imperial**			
OPERATING RESULTS													
UNDERGROUND OPERATIONS													
Milled	- 000 tonnes	/ - 000 tons	**2,910**	3,090	3,227	11,944	12,335	**3,207**	3,406	3,557	13,166	13,597
Yield	- g / t	/ - oz / t	**6.68**	6.41	6.72	6.41	6.89	**0.195**	0.187	0.196	0.187	0.201
Gold produced	- kg	/ - oz (000)	**19,435**	19,816	21,679	76,532	85,025	**625**	637	697	2,461	2,734
SURFACE AND DUMP RECLAMATION													
Treated	- 000 tonnes	/ - 000 tons	**3,068**	3,102	3,092	12,779	11,870	**3,382**	3,419	3,408	14,086	13,085
Yield	- g / t	/ - oz / t	**0.48**	0.49	0.44	0.51	0.42	**0.014**	0.014	0.013	0.015	0.012
Gold produced	- kg	/ - oz (000)	**1,476**	1,527	1,362	6,481	5,009	**47**	49	44	208	161
OPEN-PIT OPERATIONS													
Mined	- 000 tonnes	/ - 000 tons	**40,346**	37,408	40,332	167,000	175,999	**44,474**	41,235	44,458	184,086	194,006
Treated	- 000 tonnes	/ - 000 tons	**6,645**	6,713	6,575	25,582	25,388	**7,325**	7,400	7,248	28,199	27,985
Stripping ratio	- t (mined total - mined ore) / t mined ore		**4.71**	6.08	4.65	5.58	5.24	**4.71**	6.08	4.65	5.58	5.24
Yield	- g / t	/ - oz / t	**1.98**	1.95	2.01	1.96	2.12	**0.058**	0.057	0.059	0.057	0.062
Gold in ore	- kg	/ - oz (000)	**10,348**	8,604	18,394	34,934	47,160	**333**	277	591	1,123	1,516
Gold produced	- kg	/ - oz (000)	**13,128**	13,077	13,240	50,041	53,930	**422**	420	426	1,609	1,734
HEAP LEACH OPERATIONS													
Mined	- 000 tonnes	/ - 000 tons	**14,480**	14,605	13,712	57,456	54,754	**15,961**	16,099	15,115	63,334	60,356
Placed [1]	- 000 tonnes	/ - 000 tons	**4,678**	4,409	5,861	19,887	23,462	**5,156**	4,860	6,460	21,922	25,863
Stripping ratio	- t (mined total - mined ore) / t mined ore		**2.23**	2.52	1.47	1.94	1.43	**2.23**	2.52	1.47	1.94	1.43
Yield [2]	- g / t	/ - oz / t	**0.72**	0.60	0.61	0.65	0.62	**0.021**	0.018	0.018	0.019	0.018
Gold placed [3]	- kg	/ - oz (000)	**3,380**	2,667	3,577	12,958	14,496	**109**	86	115	417	466
Gold produced	- kg	/ - oz (000)	**2,728**	2,505	3,148	9,995	10,994	**88**	81	101	321	353
TOTAL													
Gold produced	- kg	/ - oz (000)	**36,767**	36,925	39,429	143,049	154,958	**1,182**	1,187	1,268	4,599	4,982
Gold sold	- kg	/ - oz (000)	**37,359**	38,435	39,249	142,837	155,954	**1,201**	1,236	1,262	4,592	5,014
Price received	- R / kg	/ - $ / oz - sold	**247,985**	61,095	219,329	201,805	130,522	**1,029**	261	687	751	485
Price received excluding hedge buy-back costs	- R / kg	/ - $ / oz - sold	**247,985**	225,388	219,329	246,048	185,887	**1,029**	906	687	925	702
Total cash costs	- R / kg	/ - $ / oz - produced	**143,596**	133,274	134,813	136,595	117,462	**598**	534	422	514	444
Total production costs	- R / kg	/ - $ / oz - produced	**178,379**	166,355	172,312	171,795	150,149	**743**	667	540	646	567
PRODUCTIVITY PER EMPLOYEE													
Target	- g	/ - oz	**333**	328	342	317	333	**10.72**	10.56	11.00	10.20	10.70
Actual	- g	/ - oz	**292**	301	295	292	309	**9.40**	9.68	9.48	9.40	9.94
CAPITAL EXPENDITURE	- Rm	/ - $m	**2,275**	1,842	2,994	8,726	9,905	**293**	232	302	1,027	1,201

[1] Tonnes (tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.



Group **income statement**

SA Rand million	Notes	Quarter ended December 2009 Unaudited	Quarter ended September 2009 Unaudited	Quarter ended December 2008 Unaudited	Year ended December 2009 Unaudited	Year ended December 2008 Audited
Revenue	2	**9,514**	8,806	8,771	31,961	30,790
Gold income		**9,234**	8,512	8,517	30,745	29,774
Cost of sales	3	**(6,219)**	(6,168)	(6,928)	(23,220)	(22,558)
(Loss) gain on non-hedge derivatives and other commodity contracts	4	**(2,706)**	(11,216)	598	(11,934)	(6,277)
Gross profit (loss)		**309**	(8,872)	2,187	(4,409)	939
Corporate administration and other expenses		**(359)**	(264)	(363)	(1,275)	(1,090)
Market development costs		**(10)**	(24)	(41)	(87)	(113)
Exploration costs		**(442)**	(311)	(298)	(1,217)	(1,037)
Other operating income (expenses)	5	**58**	(36)	61	(80)	(29)
Operating special items	6	**4,761**	(231)	(15,855)	5,209	(15,379)
Operating profit (loss)		**4,317**	(9,738)	(14,309)	(1,859)	(16,709)
Interest received		**133**	121	108	444	536
Exchange gain		**527**	25	8	852	33
Fair value adjustment on option component of convertible bond		**(66)**	(60)	2	(249)	185
Finance costs and unwinding of obligations		**(268)**	(305)	(225)	(1,146)	(926)
Share of equity accounted investments' profit (loss)		**227**	175	(381)	785	(1,177)
Profit (loss) before taxation		**4,870**	(9,782)	(14,797)	(1,173)	(18,058)
Taxation	7	**(1,522)**	1,650	2,978	(1,172)	2,079
Profit (loss) after taxation from continuing operations		**3,348**	(8,132)	(11,819)	(2,345)	(15,979)
Discontinued operations						
Profit from discontinued operations		**-**	-	4	-	198
Profit (loss) for the period		**3,348**	(8,132)	(11,815)	(2,345)	(15,781)
Allocated as follows:						
Equity shareholders		**3,179**	(8,245)	(11,869)	(2,762)	(16,105)
Non-controlling interests		**169**	113	54	417	324
		3,348	(8,132)	(11,815)	(2,345)	(15,781)
Basic profit (loss) per ordinary share (cents) [1]						
Profit (loss) from continuing operations		**867**	(2,286)	(3,336)	(765)	(5,140)
Profit from discontinued operations		**-**	-	1	-	63
Profit (loss)		**867**	(2,286)	(3,335)	(765)	(5,077)
Diluted profit (loss) per ordinary share (cents) [2]						
Profit (loss) from continuing operations		**865**	(2,286)	(3,336)	(765)	(5,140)
Profit from discontinued operations		**-**	-	1	-	63
Profit (loss)		**865**	(2,286)	(3,335)	(765)	(5,077)

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.



Group **income statement**

US Dollar million	Notes	Quarter ended December 2009 Unaudited	Quarter ended September 2009 Unaudited	Quarter ended December 2008 Unaudited	Year ended December 2009 Unaudited	Year ended December 2008 Audited
Revenue	2	**1,273**	1,140	884	3,916	3,743
Gold income		**1,236**	1,101	858	3,768	3,619
Cost of sales	3	**(833)**	(796)	(698)	(2,813)	(2,728)
(Loss) gain on non-hedge derivatives and other commodity contracts	4	**(363)**	(1,421)	230	(1,533)	(297)
Gross profit (loss)		**40**	(1,116)	390	(578)	594
Corporate administration and other expenses		**(48)**	(34)	(37)	(154)	(131)
Market development costs		**(1)**	(3)	(4)	(10)	(13)
Exploration costs		**(59)**	(40)	(30)	(150)	(126)
Other operating income (expenses)	5	**8**	(5)	6	(8)	(6)
Operating special items	6	**636**	(31)	(1,600)	691	(1,538)
Operating profit (loss)		**576**	(1,229)	(1,275)	(209)	(1,220)
Interest received		**18**	16	11	54	66
Exchange gain		**71**	3	1	112	4
Fair value adjustment on option component of convertible bond		**(9)**	(9)	-	(33)	25
Finance costs and unwinding of obligations		**(36)**	(39)	(23)	(139)	(114)
Share of equity accounted investments' profit (loss)		**30**	22	(39)	94	(138)
Profit (loss) before taxation		**650**	(1,236)	(1,324)	(121)	(1,377)
Taxation	7	**(204)**	209	313	(147)	197
Profit (loss) after taxation from continuing operations		**446**	(1,027)	(1,011)	(268)	(1,180)
Discontinued operations						
Profit from discontinued operations		**-**	-	-	-	25
Profit (loss) for the period		**446**	(1,027)	(1,011)	(268)	(1,155)
Allocated as follows:						
Equity shareholders		**424**	(1,042)	(1,016)	(320)	(1,195)
Non-controlling interests		**22**	15	5	52	40
		446	(1,027)	(1,011)	(268)	(1,155)
Basic profit (loss) per ordinary share (cents) [1]						
Profit (loss) from continuing operations		**116**	(289)	(285)	(89)	(385)
Profit from discontinued operations		**-**	-	-	-	8
Profit (loss)		**116**	(289)	(285)	(89)	(377)
Diluted profit (loss) per ordinary share (cents) [2]						
Profit (loss) from continuing operations		**115**	(289)	(285)	(89)	(385)
Profit from discontinued operations		**-**	-	-	-	8
Profit (loss)		**115**	(289)	(285)	(89)	(377)

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.



Group statement of **comprehensive income**

SA Rand million	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Profit (loss) for the period	**3,348**	(8,132)	(11,815)	(2,345)	(15,781)
Exchange differences on translation of foreign operations	**(576)**	336	4,150	(2,465)	8,747
Net loss on cash flow hedges	**(140)**	(142)	(99)	(132)	(721)
Net loss on cash flow hedges removed from equity and reported in gold income	**181**	122	369	1,155	1,782
Hedge ineffectiveness on cash flow hedges	**15**	(18)	67	40	64
Realised gains (losses) on hedges of capital items	**2**	(35)	(18)	(12)	(18)
Deferred taxation thereon	**(13)**	17	(58)	(263)	(254)
	45	(56)	261	788	853
Net gain (loss) on available for sale financial assets	**346**	100	7	482	(74)
Release on disposal of available for sale financial assets	**-**	-	(1)	-	(9)
Deferred taxation thereon	**(5)**	(4)	(12)	(13)	11
	341	96	(6)	469	(72)
Actuarial gain (loss) recognised	**88**	-	(171)	88	(364)
Deferred taxation thereon	**(28)**	-	58	(28)	124
	60	-	(113)	60	(240)
Other comprehensive (expense) income for the period net of tax	**(130)**	376	4,292	(1,148)	9,288
Total comprehensive income (expense) for the period net of tax	**3,218**	(7,756)	(7,523)	(3,493)	(6,493)
Allocated as follows:					
Equity shareholders	**3,050**	(7,869)	(7,570)	(3,919)	(6,839)
Non-controlling interests	**168**	113	47	426	346
	3,218	(7,756)	(7,523)	(3,493)	(6,493)

Rounding of figures may result in computational discrepancies.



Group statement of **comprehensive income**

US Dollar million	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008 Restated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Profit (loss) for the period	**446**	(1,027)	(1,011)	(268)	(1,155)
Exchange differences on translation of foreign operations	**(50)**	76	(267)	300	(561)
Net loss on cash flow hedges	**(17)**	(15)	(6)	(16)	(87)
Net loss on cash flow hedges removed from equity and reported in gold income	**26**	19	32	138	216
Hedge ineffectiveness on cash flow hedges	**2**	(2)	8	5	8
Realised gains (losses) on hedges of capital items	**1**	(4)	(2)	(1)	(2)
Deferred taxation thereon	**(3)**	1	(4)	(35)	(28)
	9	(1)	28	91	107
Net gain (loss) on available for sale financial assets	**41**	12	2	57	(9)
Release on disposal of available for sale financial assets	**-**	-	-	-	(1)
Deferred taxation thereon	**(1)**	(1)	(1)	(2)	1
	40	11	1	55	(9)
Actuarial gain (loss) recognised	**10**	-	(19)	10	(44)
Deferred taxation thereon	**(3)**	-	6	(3)	15
	7	-	(13)	7	(29)
Other comprehensive income (expense) for the period net of tax	**6**	86	(251)	453	(492)
Total comprehensive income (expense) for the period net of tax	**452**	(941)	(1,262)	185	(1,647)
Allocated as follows:					
Equity shareholders	**429**	(956)	(1,266)	132	(1,690)
Non-controlling interests	**23**	15	4	53	43
	452	(941)	(1,262)	185	(1,647)

Rounding of figures may result in computational discrepancies.



Group **statement of financial position**

SA Rand million	Note	As at December 2009 Unaudited	As at September 2009 Unaudited	As at December 2008 Audited
ASSETS				
Non-current assets				
Tangible assets		**43,263**	37,416	41,081
Intangible assets		**1,316**	1,315	1,403
Investments in associates and equity accounted joint ventures		**4,758**	1,890	2,814
Other investments		**1,302**	961	625
Inventories		**2,508**	2,550	2,710
Trade and other receivables		**788**	766	585
Derivatives		**40**	-	-
Deferred taxation		**451**	487	475
Other non-current assets		**63**	30	32
		54,489	45,415	49,725
Current assets				
Inventories		**5,102**	4,997	5,663
Trade and other receivables		**1,419**	3,586	2,076
Derivatives		**2,450**	2,900	5,386
Current portion of other non-current assets		**3**	2	2
Cash restricted for use		**481**	501	415
Cash and cash equivalents		**8,176**	8,328	5,438
		17,631	20,314	18,980
Non-current assets held for sale		**650**	642	7,497
		18,281	20,956	26,477
TOTAL ASSETS		**72,770**	66,371	76,202
EQUITY AND LIABILITIES				
Share capital and premium	10	**39,834**	39,759	37,336
Retained earnings and other reserves		**(18,276)**	(21,601)	(14,380)
Non-controlling interests		**966**	848	790
Total equity		**22,524**	19,006	23,746
Non-current liabilities				
Borrowings		**4,862**	12,512	8,224
Environmental rehabilitation and other provisions		**3,351**	3,530	3,860
Provision for pension and post-retirement benefits		**1,179**	1,280	1,293
Trade, other payables and deferred income		**108**	107	99
Derivatives		**1,310**	1,249	235
Deferred taxation		**5,599**	4,272	5,838
		16,409	22,950	19,549
Current liabilities				
Current portion of borrowings		**9,493**	1,867	10,046
Trade, other payables and deferred income		**4,332**	4,449	4,946
Derivatives		**18,770**	16,954	16,426
Taxation		**1,186**	1,079	1,033
		33,781	24,349	32,451
Non-current liabilities held for sale		**56**	66	456
		33,837	24,415	32,907
Total liabilities		**50,246**	47,365	52,456
TOTAL EQUITY AND LIABILITIES		**72,770**	66,371	76,202
Net asset value - cents per share		**6,153**	5,195	6,643

Rounding of figures may result in computational discrepancies.



Group **statement of financial position**

US Dollar million	Note	As at December 2009 Unaudited	As at September 2009 Unaudited	As at December 2008 Restated Unaudited
ASSETS				
Non-current assets				
Tangible assets		**5,819**	4,980	4,345
Intangible assets		**177**	175	148
Investments in associates and equity accounted joint ventures		**640**	252	298
Other investments		**175**	128	66
Inventories		**337**	339	287
Trade and other receivables		**106**	102	62
Derivatives		**5**	-	-
Deferred taxation		**61**	65	50
Other non-current assets		**8**	4	3
		7,328	6,045	5,259
Current assets				
Inventories		**686**	665	599
Trade and other receivables		**191**	477	220
Derivatives		**330**	386	570
Current portion of other non-current assets		**-**	-	-
Cash restricted for use		**65**	67	44
Cash and cash equivalents		**1,100**	1,108	575
		2,372	2,703	2,008
Non-current assets held for sale		**87**	85	793
		2,459	2,788	2,801
TOTAL ASSETS		**9,787**	8,833	8,060
EQUITY AND LIABILITIES				
Share capital and premium	10	**5,805**	5,794	5,485
Retained earnings and other reserves		**(2,905)**	(3,378)	(3,057)
Non-controlling interests		**130**	113	83
Total equity		**3,030**	2,529	2,511
Non-current liabilities				
Borrowings		**654**	1,665	870
Environmental rehabilitation and other provisions		**451**	470	408
Provision for pension and post-retirement benefits		**159**	170	137
Trade, other payables and deferred income		**14**	14	11
Derivatives		**176**	166	25
Deferred taxation		**753**	569	617
		2,207	3,054	2,068
Current liabilities				
Current portion of borrowings		**1,277**	249	1,063
Trade, other payables and deferred income		**582**	592	524
Derivatives		**2,525**	2,256	1,737
Taxation		**159**	144	109
		4,543	3,241	3,433
Non-current liabilities held for sale		**7**	9	48
		4,550	3,250	3,481
Total liabilities		**6,757**	6,304	5,549
TOTAL EQUITY AND LIABILITIES		**9,787**	8,833	8,060
Net asset value - cents per share		**828**	691	702

Rounding of figures may result in computational discrepancies.



Group **statement of cashflows**

SA Rand million	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Cash flows from operating activities					
Receipts from customers	**9,596**	8,545	8,772	31,473	30,117
Payments to suppliers and employees	**(5,889)**	(6,147)	(6,210)	(20,896)	(24,429)
Cash generated from operations	**3,707**	2,398	2,562	10,577	5,688
Cash utilised by discontinued operations	**-**	-	(4)	-	(11)
Dividends received from equity accounted investments	**136**	21	257	751	739
Taxation paid	**(233)**	(234)	(127)	(1,232)	(1,029)
Cash utilised for hedge buy-back costs	**-**	(6,315)	(10)	(6,315)	(8,514)
Net cash inflow (outflow) from operating activities	**3,610**	(4,130)	2,678	3,781	(3,127)
Cash flows from investing activities					
Capital expenditure	**(2,243)**	(1,836)	(2,964)	(8,656)	(9,846)
Proceeds from disposal of tangible assets	**1,814**	43	33	9,029	301
Proceeds from disposal of assets of discontinued operations	**-**	-	-	-	79
Other investments acquired	**(229)**	(328)	(197)	(750)	(769)
Acquisition of associates and equity accounted joint ventures	**(2,638)**	-	3	(2,646)	-
Proceeds on disposal of associate	**-**	-	(1)	-	382
Associates' loans advanced	**(17)**	-	(3)	(17)	(38)
Associates' loans repaid	**-**	-	1	3	33
Proceeds from disposal of investments	**196**	258	203	680	729
Decrease (increase) in cash restricted for use	**19**	(16)	94	(91)	(49)
Interest received	**129**	129	98	445	538
Loans advanced	**-**	-	-	(1)	(3)
Repayment of loans advanced	**2**	1	1	4	3
Net cash outflow from investing activities	**(2,967)**	(1,749)	(2,733)	(2,000)	(8,640)
Cash flows from financing activities					
Proceeds from issue of share capital	**39**	2,215	12	2,384	13,592
Share issue expenses	**(39)**	(34)	(11)	(84)	(421)
Proceeds from borrowings	**162**	6,709	1,622	24,901	7,034
Repayment of borrowings	**(57)**	(12,957)	(477)	(24,152)	(5,066)
Finance costs paid	**(180)**	(110)	(266)	(946)	(788)
Dividends paid	**(43)**	(253)	-	(474)	(455)
Net cash (outflow) inflow from financing activities	**(118)**	(4,430)	879	1,629	13,896
Net increase (decrease) in cash and cash equivalents	**525**	(10,309)	824	3,410	2,129
Translation	**(677)**	869	29	(672)	63
Cash and cash equivalents at beginning of period	**8,328**	17,768	4,585	5,438	3,246
Cash and cash equivalents at end of period	**8,176**	8,328	5,438	8,176	5,438
Cash generated from operations					
Profit (loss) before taxation	**4,870**	(9,782)	(14,797)	(1,173)	(18,058)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**2,281**	11,041	(1,046)	14,417	3,169
Amortisation of tangible assets	**1,152**	1,107	1,387	4,615	4,620
Finance costs and unwinding of obligations	**268**	305	225	1,146	926
Environmental, rehabilitation and other expenditure	**(70)**	33	(72)	(47)	38
Operating special items	**(4,708)**	231	15,855	(5,148)	15,379
Amortisation of intangible assets	**4**	4	9	18	21
Deferred stripping	**205**	(96)	(140)	(467)	(418)
Fair value adjustment on option component of convertible bonds	**66**	60	(2)	249	(185)
Interest received	**(133)**	(121)	(108)	(444)	(536)
Share of equity accounted investments' (profit) loss	**(227)**	(175)	381	(785)	1,177
Other non-cash movements	**(675)**	23	363	(853)	776
Movements in working capital	**674**	(232)	507	(951)	(1,221)
	3,707	2,398	2,562	10,577	5,688
Movements in working capital					
(Increase) decrease in inventories	**(183)**	104	(1,162)	634	(3,588)
Decrease (increase) in trade and other receivables	**438**	(125)	135	106	(618)
Increase (decrease) in trade and other payables	**419**	(211)	1,533	(1,691)	2,985
	674	(232)	507	(951)	(1,221)

Rounding of figures may result in computational discrepancies.



Group **statement of cashflows**

US Dollar million	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Cash flows from operating activities					
Receipts from customers	**1,283**	1,104	892	3,845	3,672
Payments to suppliers and employees	**(805)**	(741)	(681)	(2,500)	(3,040)
Cash generated from operations	**478**	363	210	1,345	632
Cash utilised by discontinued operations	**-**	-	-	-	(1)
Dividends received from equity accounted investments	**19**	5	20	101	78
Taxation paid	**(32)**	(32)	(7)	(147)	(125)
Cash utilised for hedge buy-back costs	**-**	(797)	(1)	(797)	(1,113)
Net cash inflow (outflow) from operating activities	**465**	(461)	221	502	(529)
Cash flows from investing activities					
Capital expenditure	**(281)**	(239)	(298)	(1,019)	(1,194)
Proceeds from disposal of tangible assets	**242**	5	3	1,142	39
Proceeds from disposal of assets of discontinued operations	**-**	-	-	-	10
Other investments acquired	**(29)**	(39)	(19)	(89)	(93)
Acquisition of associates and equity accounted joint ventures	**(353)**	-	(1)	(354)	-
Proceeds on disposal of associate	**-**	-	(2)	-	48
Associates' loans advanced	**(2)**	-	-	(2)	(4)
Associates' loans repaid	**-**	-	-	-	4
Proceeds from disposal of investments	**25**	31	20	81	88
Decrease (increase) in cash restricted for use	**2**	(2)	14	(10)	(6)
Interest received	**17**	17	10	55	67
Loans advanced	**-**	-	-	-	-
Repayment of loans advanced	**-**	-	-	1	-
Net cash outflow from investing activities	**(379)**	(227)	(274)	(195)	(1,041)
Cash flows from financing activities					
Proceeds from issue of share capital	**5**	287	1	306	1,722
Share issue expenses	**(5)**	(5)	-	(11)	(54)
Proceeds from borrowings	**29**	784	149	2,774	853
Repayment of borrowings	**(22)**	(1,573)	(17)	(2,731)	(614)
Finance costs paid	**(23)**	(16)	(25)	(111)	(93)
Dividends paid	**(6)**	(32)	-	(56)	(58)
Net cash (outflow) inflow from financing activities	**(22)**	(555)	108	171	1,756
Net increase (decrease) in cash and cash equivalents	**64**	(1,243)	55	478	186
Translation	**(72)**	46	(35)	47	(88)
Cash and cash equivalents at beginning of period	**1,108**	2,305	555	575	477
Cash and cash equivalents at end of period	**1,100**	1,108	575	1,100	575
Cash generated from operations					
Profit (loss) before taxation	**650**	(1,236)	(1,324)	(121)	(1,377)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**306**	1,398	(276)	1,787	(88)
Amortisation of tangible assets	**154**	143	140	555	560
Finance costs and unwinding of obligations	**36**	39	23	139	114
Environmental, rehabilitation and other expenditure	**(9)**	5	(8)	(6)	6
Operating special items	**(629)**	31	1,600	(683)	1,538
Amortisation of intangible assets	**-**	1	1	2	2
Deferred stripping	**27**	(13)	(14)	(48)	(51)
Fair value adjustment on option component of convertible bonds	**9**	9	-	33	(25)
Interest received	**(18)**	(16)	(11)	(54)	(66)
Share of equity accounted investments' (profit) loss	**(30)**	(22)	39	(94)	138
Other non-cash movements	**(90)**	3	36	(115)	87
Movements in working capital	**72**	21	5	(50)	(206)
	478	363	210	1,345	632
Movements in working capital					
Increase in inventories	**(35)**	(12)	(1)	(155)	(151)
Decrease (increase) in trade and other receivables	**55**	(25)	47	(45)	(9)
Increase (decrease) in trade and other payables	**52**	58	(40)	150	(46)
	72	21	5	(50)	(206)

Rounding of figures may result in computational discrepancies.



Group **statement of changes in equity**

SA Rand million	Share capital & premium	Other capital reserves	Retained earnings	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
Balance at December 2007	22,371	714	(5,524)	(1,634)	59	(108)	326	16,204	429	16,633
(Loss) profit for the year			(16,105)					(16,105)	324	(15,781)
Comprehensive income (expense)				831	(72)	(240)	8,747	9,266	22	9,288
Total comprehensive (expense) income	-	-	(16,105)	831	(72)	(240)	8,747	(6,839)	346	(6,493)
Shares issued	14,965							14,965		14,965
Share-based payment for share awards		118						118		118
Dividends paid			(324)					(324)		(324)
Dividends of subsidiaries								-	(131)	(131)
Acquisition of non-controlling interests			(914)					(914)	6	(908)
Transfers to other reserves		12	(12)					-		-
Translation		(45)		(205)	(5)	1		(254)	140	(114)
Balance at December 2008	37,336	799	(22,879)	(1,008)	(18)	(347)	9,073	22,956	790	23,746
(Loss) profit for the year			(2,762)					(2,762)	417	(2,345)
Comprehensive income (expense)				779	469	60	(2,465)	(1,157)	9	(1,148)
Total comprehensive (expense) income	-	-	(2,762)	779	469	60	(2,465)	(3,919)	426	(3,493)
Shares issued	2,498							2,498		2,498
Share-based payment for share awards		122						122		122
Dividends paid			(392)					(392)		(392)
Dividends of subsidiaries								-	(83)	(83)
Equity transaction of joint venture		306						306		306
Translation		(33)		55	(37)	2		(13)	(167)	(180)
Balance at December 2009	39,834	1,194	(26,033)	(174)	414	(285)	6,608	21,558	966	22,524

US Dollar million										
Balance at December 2007 - restated	3,608	105	(1,020)	(240)	9	(16)	(67)	2,379	63	2,442
(Loss) profit for the year			(1,195)					(1,195)	40	(1,155)
Comprehensive income (expense)				104	(9)	(29)	(561)	(495)	3	(492)
Total comprehensive (expense) income	-	-	(1,195)	104	(9)	(29)	(561)	(1,690)	43	(1,647)
Shares issued	1,877							1,877		1,877
Share-based payment for share awards		14						14		14
Dividends paid			(41)					(41)		(41)
Dividends of subsidiaries								-	(17)	(17)
Acquisition of non-controlling interests			(111)					(111)	1	(110)
Transfers to other reserves		1	(1)					-		-
Translation		(35)		29	(2)	8		-	(7)	(7)
Balance at December 2008 - restated	5,485	85	(2,368)	(107)	(2)	(37)	(628)	2,428	83	2,511
(Loss) profit for the year			(320)					(320)	52	(268)
Comprehensive income				90	55	7	300	452	1	453
Total comprehensive (expense) income	-	-	(320)	90	55	7	300	132	53	185
Shares issued	320							320		320
Share-based payment for share awards		15						15		15
Dividends paid			(45)					(45)		(45)
Dividends of subsidiaries								-	(11)	(11)
Equity transaction of joint venture		37						37		37
Translation		24		(6)	3	(8)		13	5	18
Balance at December 2009	5,805	161	(2,733)	(23)	56	(38)	(328)	2,900	130	3,030

Rounding of figures may result in computational discrepancies.



Segmental reporting

for the quarter and year ended 31 December 2009

AngloGold Ashanti has implemented IFRS8 "Operating Segments" with effect from 1 January 2009 and this has resulted in a change to the segmental information reported by Anglogold Ashanti. Comparative information has been presented on a consistent basis. AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker. Individual members of the Executive Management team are responsible for geographic regions of the business.

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Audited	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Audited
	SA Rand million					US Dollar million				
Gold income										
Southern Africa	**3,596**	4,081	3,649	14,114	12,395	**482**	530	368	1,723	1,505
Continental Africa	**2,967**	2,111	2,010	8,260	9,334	**397**	270	203	1,019	1,148
Australasia	**848**	449	937	1,819	2,338	**113**	58	94	221	280
South America	**1,398**	1,452	1,390	5,176	3,723	**187**	188	140	634	446
North America	**425**	420	531	1,376	1,984	**57**	54	53	171	240
	9,234	8,512	8,517	30,745	29,774	**1,236**	1,101	858	3,768	3,619

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Unaudited
	SA Rand million					US Dollar million				
Gross profit (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts										
Southern Africa	**919**	(1,374)	1,266	2,414	(265)	**123**	(170)	128	268	(57)
Continental Africa	**881**	(1,640)	(542)	443	(2,798)	**118**	(205)	(55)	47	(334)
Australasia	**57**	(499)	75	(112)	(554)	**8**	(63)	8	(17)	(70)
South America	**691**	(215)	432	1,512	211	**93**	(25)	44	184	19
North America	**205**	(126)	170	494	99	**27**	(15)	17	58	10
Other	**88**	15	24	244	167	**11**	2	1	28	20
Sub-total	**2,841**	(3,839)	1,425	4,995	(3,140)	**380**	(475)	143	568	(412)
Less equity accounted investments	**(320)**	(271)	(184)	(1,309)	195	**(43)**	(35)	(18)	(156)	28
	2,521	(4,110)	1,241	3,686	(2,945)	**337**	(510)	125	412	(384)

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Unaudited
	SA Rand million					US Dollar million				
Adjusted gross profit excluding hedge buy-back costs										
Southern Africa	**919**	906	1,266	4,694	3,938	**123**	118	128	556	473
Continental Africa	**881**	635	(542)	2,718	(232)	**118**	82	(55)	334	(12)
Australasia	**57**	85	75	473	182	**8**	11	8	56	23
South America	**691**	668	432	2,395	1,148	**93**	87	44	296	138
North America	**205**	165	170	786	545	**27**	21	17	95	66
Other	**88**	15	24	243	40	**11**	2	1	27	5
Sub-total	**2,841**	2,476	1,425	11,309	5,621	**380**	321	143	1,364	693
Less equity accounted investments	**(320)**	(271)	(184)	(1,308)	(549)	**(43)**	(35)	(18)	(156)	(67)
	2,521	2,205	1,241	10,001	5,072	**337**	287	125	1,208	626

Rounding of figures may result in computational discrepancies.



Segmental reporting (continued)

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Audited	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Audited
	kg					oz (000)				
Gold production [1]										
Southern Africa	**13,943**	15,014	16,799	57,922	67,409	**448**	483	540	1,862	2,167
Continental Africa	**12,468**	12,155	12,459	47,278	48,588	**401**	391	401	1,520	1,562
Australasia	**3,331**	3,176	2,651	12,477	13,477	**107**	102	85	401	433
South America	**5,294**	4,896	5,098	18,604	17,468	**170**	157	164	598	562
North America	**1,731**	1,684	2,422	6,768	8,016	**56**	54	78	218	258
	36,767	36,925	39,429	143,049	154,958	**1,182**	1,187	1,268	4,599	4,982

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Audited	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Audited
	SA Rand million					US Dollar million				
Capital expenditure [1]										
Southern Africa	**952**	927	849	3,392	2,877	**124**	116	85	405	349
Continental Africa	**490**	308	707	1,490	2,059	**63**	40	74	178	250
Australasia	**60**	61	1,054	1,599	3,618	**8**	8	105	177	439
South America	**441**	357	301	1,430	1,044	**57**	45	30	171	127
North America	**295**	163	37	727	221	**37**	20	3	87	27
Other	**37**	26	46	88	86	**4**	3	5	9	9
	2,275	1,842	2,994	8,726	9,905	**293**	232	302	1,027	1,201

	As at Dec 2009 Unaudited	As at Sep 2009 Unaudited	As at Dec 2008 Audited	As at Dec 2009 Unaudited	As at Sep 2009 Unaudited	As at Dec 2008 Audited
	SA Rand million			US Dollar million		
Total assets						
Southern Africa	**20,169**	22,778	20,241	**2,713**	3,031	2,141
Continental Africa	**28,539**	20,385	24,405	**3,838**	2,713	2,581
Australasia	**4,494**	6,728	12,936	**604**	895	1,368
South America	**9,269**	9,061	10,386	**1,247**	1,206	1,098
North America	**5,373**	5,002	5,422	**723**	666	573
Other	**5,493**	2,919	3,661	**739**	389	388
	73,337	66,873	77,051	**9,864**	8,900	8,149
Less equity accounted investments	**(567)**	(502)	(849)	**(77)**	(67)	(89)
	72,770	66,371	76,202	**9,787**	8,833	8,060

[1] Gold production and capital expenditure includes equity accounted investments.

Rounding of figures may result in computational discrepancies.



Notes
for the quarter and year ended 31 December 2009

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in accounting policy described in note 15, the group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2008 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2009, where applicable, with the only significant changes arising from IAS1 (revised) – "Presentation of Financial Statements" and IFRS8 "Operating Segments". As a result of the revision of IAS1, a Statement of comprehensive income, which discloses non owner changes in equity, and a statement of changes in equity are presented. The effects of the adoption of IFRS8 are disclosed in Segmental reporting.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 31 December 2009.

2. Revenue

| | Quarter ended | | | Year ended | | Quarter ended | | | Year ended | |
	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Audited	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Audited
	SA Rand million					US Dollar million				
Gold income	**9,234**	8,512	8,517	30,745	29,774	**1,236**	1,101	858	3,768	3,619
By-products (note 3)	**147**	173	147	772	480	**20**	23	15	94	58
Interest received	**133**	121	108	444	536	**18**	16	11	54	66
	9,514	8,806	8,771	31,961	30,790	**1,273**	1,140	884	3,916	3,743

3. Cost of sales

| | Quarter ended | | | Year ended | | Quarter ended | | | Year ended | |
	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Audited	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Audited
	SA Rand million					US Dollar million				
Cash operating costs	**(4,865)**	(4,719)	(4,948)	(18,493)	(16,865)	**(652)**	(608)	(498)	(2,234)	(2,045)
By-products revenue (note 2)	**147**	173	147	772	480	**20**	23	15	94	58
By-products cash operating costs	**(77)**	(74)	(65)	(351)	(286)	**(10)**	(10)	(7)	(43)	(36)
	(4,795)	(4,620)	(4,866)	(18,072)	(16,671)	**(642)**	(595)	(490)	(2,183)	(2,023)
Other cash costs	**(222)**	(222)	(196)	(833)	(734)	**(30)**	(29)	(20)	(100)	(90)
Total cash costs	**(5,017)**	(4,842)	(5,062)	(18,905)	(17,405)	**(671)**	(624)	(510)	(2,283)	(2,113)
Retrenchment costs	**(39)**	(17)	(16)	(110)	(72)	**(5)**	(2)	(2)	(14)	(9)
Rehabilitation and other non-cash costs	**5**	(96)	2	(182)	(218)	**1**	(12)	-	(22)	(28)
Production costs	**(5,050)**	(4,955)	(5,076)	(19,197)	(17,695)	**(676)**	(638)	(511)	(2,319)	(2,150)
Amortisation of tangible assets	**(1,152)**	(1,107)	(1,387)	(4,615)	(4,620)	**(154)**	(143)	(140)	(555)	(560)
Amortisation of intangible assets	**(4)**	(4)	(9)	(18)	(21)	**-**	(1)	(1)	(2)	(2)
Total production costs	**(6,206)**	(6,066)	(6,472)	(23,830)	(22,336)	**(830)**	(781)	(652)	(2,876)	(2,712)
Inventory change	**(13)**	(102)	(456)	610	(222)	**(2)**	(14)	(47)	63	(16)
	(6,219)	(6,168)	(6,928)	(23,220)	(22,558)	**(833)**	(796)	(698)	(2,813)	(2,728)

Rounding of figures may result in computational discrepancies.



4. (Loss) gain on non-hedge derivatives and other commodity contracts

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2009	Sep 2009	Dec 2008	Dec 2009	Dec 2008	Dec 2009	Sep 2009	Dec 2008	Dec 2009	Dec 2008
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
(Loss) gain on realised non-hedge derivatives	**(494)**	(139)	(348)	2,476	(1,275)	**(66)**	(19)	(35)	254	(155)
Realised loss on other commodity contracts	**-**	-	-	-	(253)	**-**	-	-	-	(32)
Loss on hedge buy-back costs	**-**	(6,315)	-	(6,315)	(8,634)	**-**	(797)	-	(797)	(1,088)
(Loss) gain on unrealised non-hedge derivatives	**(2,212)**	(4,762)	898	(8,095)	3,774	**(297)**	(606)	260	(990)	965
Unrealised gain on other commodity physical borrowings	**-**	-	48	-	74	**-**	-	5	-	8
Provision reversed for gain on future deliveries of other commodities	**-**	-	-	-	37	**-**	-	-	-	5
	(2,706)	(11,216)	598	(11,934)	(6,277)	**(363)**	(1,421)	230	(1,533)	(297)

5. Other operating income (expenses)

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2009	Sep 2009	Dec 2008	Dec 2009	Dec 2008	Dec 2009	Sep 2009	Dec 2008	Dec 2009	Dec 2008
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	**29**	(24)	80	(44)	8	**4**	(3)	8	(5)	(2)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations	**31**	(11)	(20)	(31)	(37)	**4**	(2)	(2)	(3)	(4)
Miscellaneous	**(2)**	(1)	1	(5)	-	**-**	-	-	-	-
	58	(36)	61	(80)	(29)	**8**	(5)	6	(8)	(6)

6. Operating special items

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2009	Sep 2009	Dec 2008	Dec 2009	Dec 2008	Dec 2009	Sep 2009	Dec 2008	Dec 2009	Dec 2008
	Unaudited	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million					US Dollar million				
Indirect tax (expenses) reimbursement	**(240)**	11	148	(219)	198	**(32)**	1	15	(29)	22
Siguiri royalty payment calculation dispute with the Guinean Administration	**-**	-	(26)	-	(26)	**-**	-	(3)	-	(3)
ESOP costs resulting from rights offer	-	-	-	-	(76)	-	-	-	-	(9)
Contractor termination costs at Iduapriem	-	-	(10)	-	(10)	-	-	(1)	-	(1)
Net reversals/(impairments) of tangible assets (note 8)	**5,209**	(94)	(14,786)	5,115	(14,792)	**696**	(13)	(1,492)	683	(1,493)
Impairment of goodwill (note 8)	**-**	-	(1,080)	-	(1,080)	**-**	-	(109)	-	(109)
Recovery of exploration costs	-	-	-	-	35	-	-	-	-	4
Recovery (loss) on consignment stock	**14**	7	-	(95)	-	**2**	1	-	(12)	-
Provision for bad debt - Pamodzi Gold	**-**	-	-	(66)	-	**-**	-	-	(7)	-
Insurance claim recovery	**54**	-	-	54	-	**7**	-	-	7	-
Net (loss) profit on disposal and abandonment of land, mineral rights, tangible assets and exploration properties (note 8)	**(275)**	(156)	(55)	420	381	**(37)**	(21)	(4)	49	52
Nufcor Uranium Trust contributions by other members (note 8)	**-**	-	-	-	19	**-**	-	-	-	3
Impairment of investments (note 8)	**-**	-	(42)	-	(42)	**-**	-	(6)	-	(6)
(Loss) profit on disposal of investment in Nufcor International Limited (note 8)	**-**	-	(4)	-	14	**-**	-	-	-	2
	4,761	(231)	(15,855)	5,209	(15,379)	**636**	(31)	(1,600)	691	(1,538)

Rounding of figures may result in computational discrepancies.



7. Taxation

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Audited	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Audited
	SA Rand million					US Dollar million				
South African taxation										
Mining tax	**(60)**	14	-	(153)	-	**(8)**	2	-	(19)	-
Non-mining tax	**(10)**	77	(18)	(89)	(85)	**(1)**	10	(2)	(10)	(12)
Over (under) provision prior year	**7**	(12)	18	(33)	(42)	**1**	(2)	2	(4)	(6)
Deferred taxation:										
Temporary differences	**(180)**	(44)	(446)	(535)	161	**(24)**	(6)	(45)	(61)	30
Unrealised non-hedge derivatives and other commodity contracts	**204**	1,317	(98)	1,451	(841)	**27**	167	1	181	(89)
Change in estimated deferred tax rate	**156**	-	(62)	156	(62)	**21**	-	(6)	21	(6)
Change in statutory tax rate	**-**	-	1	-	70	**-**	-	-	-	9
	118	1,353	(605)	797	(799)	**16**	171	(50)	108	(74)
Foreign taxation										
Normal taxation	**(335)**	(262)	(231)	(1,113)	(651)	**(45)**	(34)	(24)	(138)	(79)
Over (under) provision prior year	**90**	(27)	-	50	41	**12**	(4)	-	7	5
Deferred taxation:										
Temporary differences	**(1,410)**	393	3,970	(1,220)	3,747	**(188)**	51	401	(164)	372
Unrealised non-hedge derivatives and other commodity contracts	**15**	193	(155)	314	(259)	**2**	24	(15)	40	(27)
	(1,640)	297	3,583	(1,969)	2,878	**(219)**	38	363	(255)	271
	(1,522)	1,650	2,978	(1,172)	2,079	**(204)**	209	313	(147)	197

8. Headline (loss) earnings

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Audited	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Audited
	SA Rand million					US Dollar million				
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:										
Profit (loss) attributable to equity shareholders	**3,179**	(8,245)	(11,869)	(2,762)	(16,105)	**424**	(1,042)	(1,016)	(320)	(1,195)
Net (reversals)/impairments of tangible assets (note 6)	**(5,209)**	94	14,786	(5,115)	14,792	**(696)**	13	1,492	(683)	1,493
Impairment of goodwill (note 6)	**-**	-	1,080	-	1,080	**-**	-	109	-	109
Net loss (profit) on disposal and abandonment of land, mineral rights, tangible assets and exploration properties (note 6)	**275**	156	55	(420)	(381)	**37**	21	4	(49)	(52)
Impairment of investments (note 6)	**-**	-	42	-	42	**-**	-	6	-	6
Nufcor Uranium Trust contributions by other members (note 6)	**-**	-	-	-	(19)	**-**	-	-	-	(3)
Loss (profit) on disposal of investment in Nufcor International Limited (note 6)	**-**	-	4	-	(14)	**-**	-	-	-	(2)
Profit on disposal of discontinued assets	**-**	-	-	-	(218)	**-**	-	-	-	(27)
Impairment and operating special item of investment in associates	**1**	(2)	347	2	389	**-**	-	35	-	39
Profit on disposal of assets in associate	**-**	-	-	-	(30)	**-**	-	-	-	(3)
Taxation on items above - current portion	**(12)**	(48)	3	145	10	**(2)**	(6)	-	18	1
Taxation on items above - deferred portion	**1,414**	(22)	(3,933)	1,360	(3,915)	**189**	(3)	(397)	182	(395)
Discontinued operations taxation on items above	**-**	-	-	-	(6)	**-**	-	-	-	(1)
	(353)	(8,068)	516	(6,790)	(4,375)	**(48)**	(1,018)	234	(852)	(30)
Cents per share [1]										
Headline (loss) earnings	**(96)**	(2,237)	145	(1,880)	(1,379)	**(13)**	(282)	66	(236)	(9)

[1] Calculated on the basic weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.



9. Number of shares

	Quarter ended			Year ended	
	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Dec 2008 Audited
Authorised number of shares:					
Ordinary shares of 25 SA cents each	**600,000,000**	600,000,000	400,000,000	600,000,000	400,000,000
E ordinary shares of 25 SA cents each	**4,280,000**	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:					
Ordinary shares in issue	**362,240,669**	362,003,085	353,483,410	362,240,669	353,483,410
E ordinary shares in issue	**3,794,998**	3,832,568	3,966,941	3,794,998	3,966,941
Total ordinary shares:	**366,035,667**	365,835,653	357,450,351	366,035,667	357,450,351
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896	778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:					
Ordinary shares	**362,137,200**	356,194,586	351,517,689	356,563,773	312,610,124
E ordinary shares	**3,809,476**	3,848,172	3,980,034	3,873,169	4,046,364
Fully vested options	**539,666**	622,613	440,430	791,353	547,460
Weighted average number of shares	**366,486,342**	360,665,371	355,938,153	361,228,295	317,203,948
Dilutive potential of share options	**1,205,730**	-	-	-	-
Diluted number of ordinary shares [(1)]	**367,692,072**	360,665,371	355,938,153	361,228,295	317,203,948

(1) The basic and diluted number of ordinary shares is the same for the September 2009 quarter, December 2008 quarter and years ended December 2009 and December 2008 as the effects of shares for performance related options are anti-dilutive.

10. Share capital and premium

	As at			As at		
	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec[(1)] 2008 Unaudited
	SA Rand million			US Dollar million		
Balance at beginning of period	**38,246**	38,246	23,322	**5,625**	5,625	3,752
Ordinary shares issued	**2,438**	2,409	14,946	**312**	308	1,875
E ordinary shares cancelled	**(22)**	(17)	(22)	**(2)**	(2)	(3)
Sub-total	**40,662**	40,638	38,246	**5,935**	5,931	5,625
Redeemable preference shares held within the group	**(313)**	(313)	(313)	**(53)**	(53)	(53)
Ordinary shares held within the group	**(212)**	(258)	(272)	**(32)**	(38)	(39)
E ordinary shares held within group	**(303)**	(308)	(325)	**(45)**	(45)	(47)
Balance at end of period	**39,834**	39,759	37,336	**5,805**	5,794	5,485

(1) During 2009, the group changed its accounting policy to account for equity using historical rates of exchange. The effect of the change has been calculated retrospectively.

11. Exchange rates

	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited
ZAR/USD average for the year to date	**8.39**	8.70	8.25
ZAR/USD average for the quarter	**7.47**	7.77	9.92
ZAR/USD closing	**7.44**	7.51	9.46
ZAR/AUD average for the year to date	**6.56**	6.48	6.93
ZAR/AUD average for the quarter	**6.80**	6.47	6.67
ZAR/AUD closing	**6.67**	6.62	6.57
BRL/USD average for the year to date	**2.00**	2.08	1.84
BRL/USD average for the quarter	**1.74**	1.87	2.28
BRL/USD closing	**1.75**	1.77	2.34
ARS/USD average for the year to date	**3.73**	3.70	3.16
ARS/USD average for the quarter	**3.81**	3.83	3.33
ARS/USD closing	**3.80**	3.84	3.45

Rounding of figures may result in computational discrepancies.



12. Capital commitments

	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited	Dec 2009 Unaudited	Sep 2009 Unaudited	Dec 2008 Unaudited
	SA Rand million			US Dollar million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	**976**	1,096	775	**131**	146	82

(1) Includes capital commitments relating to equity accounted joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced.

13. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 31 December 2009 are detailed below:

Contingencies and Guarantees (millions)	SA rand	US dollar
Contingent liabilities		
Groundwater pollution – South Africa [1]	-	-
Deep groundwater pollution – South Africa [2]	-	-
Sales tax on gold deliveries – Brazil [3]	560	76
Other tax disputes – Brazil [4]	191	25
Withholding taxes – Ghana [5]	67	9
Contingent assets		
Royalty – Boddington Gold Mine [6]	-	-
Insurance claim – Savuka Gold Mine [7]	-	-
Financial guarantees		
Oro Group (Pty) Ltd [8]	100	13
	918	**123**

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:

(1) Groundwater pollution – South Africa – AngloGold Ashanti has identified groundwater contamination plumes at its Vaal River and West Wits operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken since 2002 to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation at this time.

(2) Deep groundwater pollution – South Africa – AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. However, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one that is supported by all the mines located in these gold fields. Toward this the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". Nevertheless, in view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation at this time.



(3) Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. The MSG operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $47m. In November 2006 the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $29m. The company believes both assessments are in violation of Federal legislation on sales taxes.

(4) MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $8m.

AngloGold subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $17m.

(5) Withholding Taxes – Ghana – AngloGold Ashanti (Ghana) Limited received a tax assessment for $9m during September 2009 following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(6) As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commences on 1 July 2010 and is capped at a total amount of $100m, R744m.

(7) On 22 May 2009 an insurable event occurred at Savuka Gold Mine. The amounts due from the insurers are subject to a formula based on lost production, average gold price and average exchange rates subject to various excesses and the production and the preparation of supportable data. The insurable amount is not yet determinable, but management expects that it is likely to exceed $40m, R297m and will be received during the first half of 2010.

(8) Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Ltd and one of its subsidiaries to a maximum value of $13m, R100m. The suretyship agreements have a termination notice period of 90 days.

14. Concentration of risk

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government amounts to $36m at 31 December 2009 (30 September 2009: $25m). The last audited value added tax return was for the period ended 31 October 2009 and at the reporting date the audited amount was $28m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.

- Reimbursable fuel duties from the Tanzanian government amounts to $48m at 31 December 2009 (30 September 2009: $48m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $44m have been lodged with the Customs and Excise authorities, whilst claims for refund of $4m have not yet been lodged. The outstanding amounts have been discounted to their present value at a rate of 7.82%.

15. Change in accounting policy

In terms of IAS 21 "The Effects of Changes in Foreign Exchange Rates", the group has previously presented equity at the closing rate of exchange. During the current year the group changed its accounting policy to account for equity using historical rates of exchange. Management's judgement is that the change in accounting policy will provide more relevant and reliable information when the group is compared to its gold mining peers, as they report their equity at historical rates of exchange.



The effects of the change in accounting policy have been calculated retrospectively and are as follows as at 31 December 2008 and 2007:

Share capital and premium - US Dollar million	2008	2007
Previously at closing rate	3,425	3,292
Restated at historical rate	3,752	3,713
Impact on translation	327	421

16. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

17. Announcements

On **25 November 2009**, AngloGold Ashanti announced that the finalisation of the sale of the Tau Lekoa mine together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas to Simmer and Jack Mines Limited, as announced on 17 February 2009, which was anticipated to close at the earliest on 1 January 2010 may be delayed. All suspensive conditions to the sale have been fulfilled except for the approval of the Department of Mineral Resources (DMR) of the transfer of the applicable mining rights. The approval is expected to occur during 2010 and the duration of the interim period provided for in the sale agreement will therefore be extended.

On **22 December 2009**, AngloGold Ashanti reported the completion of the further acquisition as announced on 2 November 2009 that, together with Randgold Resources Limited ("Randgold'), they had jointly entered into an agreement with L'Office des Mines d'Or de Kilo-Moto ("OKIMO") to purchase two-thirds of OKIMO's 30% stake in the Kibali gold project (formerly the Moto gold project) for $113.6m (AngloGold Ashanti acquiring an effective additional 10% interest for $56.8m). This follows an announcement on 15 October 2009 that, together with Randgold, it had completed the acquisition of Moto Goldmines Limited, the gold exploration and development company which held a 70% interest in the project. OKIMO is a Congolese parastatal entity. Following completion of the transaction, Randgold and AngloGold Ashanti together hold a 90% interest in the project, and OKIMO holds the remaining 10% stake, maintaining the continued vested interest of the Government of the Democratic Republic of the Congo (the "DRC") in the Kibali gold project.

On **29 December 2009**, AngloGold Ashanti Limited announced that in terms of its pre-emptive rights, it together with IAMGOLD Corporation had closed a transaction with the International Finance Corporation ("IFC") for the purchase of the IFC's 6% stake in Société d'Exploitation des Mines d'or de Sadiola ("SEMOS"), which owns the Sadiola Gold Mine for a total upfront consideration of $24m (AngloGold Ashanti $12m) to be followed by contingent payments during 2010, 2011 and 2012 not exceeding in total $3m (AngloGold Ashanti $1.5m). This transaction has resulted in AngloGold Ashanti and IAMGOLD each increasing their respective interest in Sadiola from 38% to 41%. In addition, AngloGold Ashanti and IAMGOLD have extended an offer to the Republic of Mali to take up its proportionate entitlement of 19.15% of the 6% sale interest, by acquiring an equal 0.574% interest in SEMOS from each of them on terms proportionately identical to those set out above, on or before 31 March 2010.

18. Dividend

The directors declared Final Dividend No. 107 of 70 (Final Dividend No. 105: 50) South African cents per ordinary share for the year ended 31 December 2009. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

	2010
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis	Thursday, 4 March
Last date to trade ordinary shares cum dividend	Friday, 5 March
Last date to register transfers of certificated securities cum dividend	Friday, 5 March
Ordinary shares trade ex dividend	Monday, 8 March
Record date	Friday, 12 March
Payment date	Friday, 19 March

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.



Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of Strate, between Monday, 8 March 2010 and Friday, 12 March 2010, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.

	2010
Ex dividend on New York Stock Exchange	Wednesday, 10 March
Record date	Friday, 12 March
Approximate date for currency conversion	Friday, 19 March
Approximate payment date of dividend	Monday, 29 March

Assuming an exchange rate of R7.69/$, the dividend payable per ADS is equivalent to 9.10 US cents. This compares with the final dividend of 4.99 US cents per ADS paid on 23 March 2009. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

	2010
Last date to trade and to register GhDSs cum dividend	Friday, 5 March
GhDSs trade ex dividend	Monday, 8 March
Record date	Friday, 12 March
Approximate payment date of dividend	Monday, 22 March

Assuming an exchange rate of R1/¢0.1863, the dividend payable per GhDS is equivalent to 0.1304 cedis. This compares with the final dividend of 0.06565 cedis per Ghanaian Depositary Share (GhDS) paid on 16 March 2009. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.

In addition, directors declared Dividend No. E7 of 35 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 19 March 2010.

By order of the Board

R P EDEY
Chairman

M CUTIFANI
Chief Executive Officer

16 February 2010



Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

A   **Headline earnings (loss) adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bonds**

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2009	Sep 2009	Dec 2008	Dec 2009	Dec 2008	Dec 2009	Sep 2009	Dec 2008	Dec 2009	Dec 2008
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Headline (loss) earnings (note 8)	**(353)**	(8,068)	516	(6,790)	(4,375)	**(48)**	(1,018)	234	(852)	(30)
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	**2,212**	4,762	(946)	8,095	(3,885)	**297**	606	(265)	990	(978)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	**(219)**	(1,510)	254	(1,765)	1,219	**(29)**	(191)	14	(221)	132
Associate's and equity accounted joint ventures share of loss on unrealised non-hedge derivatives and other commodity contracts	**-**	-	-	-	31	**-**	-	-	-	4
Associate's and equity accounted joint ventures share of deferred tax on unrealised non-hedge derivatives and other commodity contracts	**-**	-	-	-	(2)	**-**	-	-	-	-
Fair value adjustment on option component of convertible bond	**66**	60	(2)	249	(185)	**9**	8	-	33	(25)
Adjusted headline earnings (loss) [1]	**1,706**	(4,757)	(178)	(211)	(7,197)	**228**	(596)	(17)	(50)	(897)
Cost of hedge buy-back net of taxation	**-**	6,006	-	6,006	7,266	**-**	758	-	758	916
Adjusted headline earnings (loss) excluding hedge buy-back costs [1]	**1,706**	1,249	(178)	5,795	69	**228**	162	(17)	708	19
Cents per share [2]										
Adjusted headline earnings (loss) [1]	**466**	(1,319)	(50)	(58)	(2,269)	**62**	(165)	(5)	(14)	(283)
Adjusted headline earnings (loss) excluding hedge buy-back costs [1]	**466**	346	(50)	1,604	22	**62**	45	(5)	196	6

[1] Loss (gain) on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Headline earnings (loss) adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
- Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
- In addition, during the June 2008 quarter the hedge book was reduced and contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor International Ltd. (NIL) uranium contracts of 1m pounds were cancelled. In the September 2009 quarter the hedge book was further reduced and contracts to the value of $797m was settled. The impact on earnings after taxation was $916m in 2008 and $758m in 2009.
- The unrealised fair value change on the option component of the convertible bond; and
- The unrealised fair value change on the onerous uranium contracts.

[2] Calculated on the basic weighted average number of ordinary shares.

B   **Gross profit (loss) adjusted for unrealised non-hedge derivatives, other commodity contracts and hedge buy-back costs**

	Quarter ended			Year ended		Quarter ended			Year ended	
	Dec 2009	Sep 2009	Dec 2008	Dec 2009	Dec 2008	Dec 2009	Sep 2009	Dec 2008	Dec 2009	Dec 2008
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reconciliation of gross profit (loss) to adjusted gross profit: [1]										
Gross profit (loss)	**309**	(8,872)	2,187	(4,409)	939	**40**	(1,116)	390	(578)	594
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	**2,212**	4,762	(946)	8,095	(3,885)	**297**	606	(265)	990	(978)
Adjusted gross profit (loss) [1]	**2,521**	(4,110)	1,241	3,686	(2,945)	**337**	(510)	125	412	(384)
Realised loss on other commodity contracts (note 4)	**-**	-	-	-	253	**-**	-	-	-	32
Cost of hedge buy-back (note C)	**-**	6,315	-	6,315	7,764	**-**	797	-	797	979
Adjusted gross profit excluding hedge buy-back costs [1]	**2,521**	2,205	1,241	10,001	5,072	**337**	287	125	1,208	626

[1] Adjusted gross profit (loss) excludes unrealised non-hedge derivatives and other commodity contracts

Rounding of figures may result in computational discrepancies.



		Quarter ended		Year ended			Quarter ended		Year ended	
	Dec 2009	**Sep 2009**	**Dec 2008**	**Dec 2009**	**Dec 2008**	**Dec 2009**	**Sep 2009**	**Dec 2008**	**Dec 2009**	**Dec 2008**
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
			SA Rand million / Metric					US Dollar million / Imperial		
C **Price received**										
Gold income (note 2)	**9,234**	8,512	8,517	30,745	29,774	**1,236**	1,101	858	3,768	3,619
Adjusted for non-controlling interests	**(302)**	(310)	(308)	(1,056)	(1,078)	**(44)**	(40)	(31)	(132)	(131)
	8,932	8,202	8,209	29,689	28,696	**1,192**	1,061	827	3,636	3,488
(Loss) gain on realised non-hedge derivatives (note 4)	**(494)**	(139)	(348)	2,476	(1,275)	**(66)**	(19)	(35)	254	(155)
Loss on hedge buy-back costs (note 4)	**-**	(6,315)	-	(6,315)	(8,634)	**-**	(797)	-	(797)	(1,088)
Associate's and equity accounted joint ventures share of gold income including realised non-hedge derivatives	**826**	600	748	2,975	1,568	**110**	77	75	357	185
Attributable gold income including realised non-hedge derivatives	**9,264**	2,348	8,609	28,825	20,355	**1,236**	323	867	3,450	2,430
Attributable gold sold - kg / - oz (000)	**37,359**	38,435	39,249	142,837	155,954	**1,201**	1,236	1,262	4,592	5,014
Revenue price per unit - R/kg / - $/oz	**247,985**	61,095	219,329	201,805	130,522	**1,029**	261	687	751	485
Attributable gold income including realised non-hedge derivatives as above	**9,264**	2,348	8,609	28,825	20,355	**1,236**	323	867	3,450	2,430
Cost of hedge buy-back (note 4)	**-**	6,315	-	6,315	7,764	**-**	797	-	797	979
Associate's and equity accounted joint ventures share of loss on hedge buy-back costs	**-**	-	-	-	871	**-**	-	-	-	109
Attributable gold income including realised non-hedge derivatives normalised for hedge buy-back costs	**9,264**	8,663	8,609	35,140	28,990	**1,236**	1,120	867	4,247	3,518
Attributable gold sold - kg / - oz (000)	**37,359**	38,435	39,249	142,837	155,954	**1,201**	1,236	1,262	4,592	5,014
Revenue price per unit normalised for hedge buy-back costs - R/kg / - $/oz	**247,985**	225,388	219,329	246,048	185,887	**1,029**	906	687	925	702
D **Total costs**										
Total cash costs (note 3)	**5,017**	4,842	5,062	18,905	17,405	**671**	624	510	2,283	2,113
Adjusted for non-controlling interests and non-gold producing companies	**(121)**	(228)	(204)	(777)	(741)	**(16)**	(29)	(21)	(91)	(90)
Associates' and equity accounted joint ventures share of total cash costs	**384**	307	457	1,412	1,538	**51**	39	46	171	187
Total cash costs adjusted for non-controlling interests and non-gold producing companies	**5,280**	4,921	5,315	19,540	18,202	**706**	634	535	2,363	2,210
Retrenchment costs (note 3)	**39**	17	16	110	72	**5**	2	2	14	9
Rehabilitation and other non-cash costs (note 3)	**(5)**	96	(2)	182	218	**(1)**	12	-	22	28
Amortisation of tangible assets (note 3)	**1,152**	1,107	1,387	4,615	4,620	**154**	143	140	555	560
Amortisation of intangible assets (note 3)	**4**	4	9	18	21	**-**	1	1	2	2
Adjusted for non-controlling interests and non-gold producing companies	**9**	(42)	(58)	(108)	(209)	**2**	(5)	(6)	(12)	(25)
Associate's and equity accounted joint ventures share of production costs	**80**	40	126	218	343	**12**	5	13	26	40
Total production costs adjusted for non-controlling interests and non-gold producing companies	**6,558**	6,143	6,794	24,575	23,267	**878**	791	684	2,970	2,824
Gold produced - kg / - oz (000)	**36,767**	36,925	39,429	143,049	154,958	**1,182**	1,187	1,268	4,599	4,982
Total cash cost per unit - R/kg / -$/oz	**143,596**	133,274	134,813	136,595	117,462	**598**	534	422	514	444
Total production cost per unit - R/kg / -$/oz	**178,379**	166,355	172,312	171,795	150,149	**743**	667	540	646	567
E **EBITDA**										
Operating profit (loss)	**4,317**	(9,738)	(14,309)	(1,859)	(16,709)	**576**	(1,229)	(1,275)	(209)	(1,220)
Amortisation of tangible assets (note 3)	**1,152**	1,107	1,387	4,615	4,620	**154**	143	140	555	560
Amortisation of intangible assets (note 3)	**4**	4	9	18	21	**-**	1	1	2	2
Impairment of tangible assets (note 6)	**(5,209)**	94	14,786	(5,115)	14,792	**(696)**	13	1,492	(683)	1,493
Impairment of goodwill (note 6)	**-**	-	1,080	-	1,080	**-**	-	109	-	109
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	**2,212**	4,762	(946)	8,095	(3,885)	**297**	606	(265)	990	(978)
Loss on realised other commodity contracts (note 4)	**-**	-	-	-	253	**-**	-	-	-	32
Loss on hedge buy-back costs (note 4)	**-**	6,315	-	6,315	8,634	**-**	797	-	797	1,088
RMB derivative contracts buy-back costs	**331**	397	-	728	-	**43**	51	-	94	-
Share of associates' EBITDA	**348**	299	279	1,394	820	**47**	38	28	166	98
Discontinued operations EBITDA	**-**	-	4	-	(17)	**-**	-	-	-	(2)
Impairment of investments (note 6)	**-**	-	42	-	42	**-**	-	6	-	6
Loss (profit) on disposal and abandonment of assets (note 6)	**275**	156	55	(420)	(381)	**37**	21	4	(49)	(52)
Nufcor Uranium trust contributions by other members (note 6)	**-**	-	-	-	(19)	**-**	-	-	-	(3)
Loss (profit) on disposal of investment in Nufcor International Limited (note 6)	**-**	-	4	-	(14)	**-**	-	-	-	(2)
	3,430	3,396	2,391	13,771	9,237	**458**	441	241	1,663	1,131

Rounding of figures may result in computational discrepancies.



		Quarter ended		Year ended			Quarter ended		Year ended	
	Dec 2009	Sep 2009	Dec 2008	Dec 2009	Dec 2008	Dec 2009	Sep 2009	Dec 2008	Dec 2009	Dec 2008
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
			SA Rand million					US Dollar million		
F **Interest cover**										
EBITDA (note E)	**3,430**	3,396	2,391	13,771	9,237	**458**	441	241	1,663	1,131
Finance costs	**268**	305	225	1,146	926	**36**	39	23	139	114
Capitalised finance costs	**-**	1	75	135	263	**-**	-	8	15	32
	268	306	300	1,281	1,189	**36**	39	31	154	146
Interest cover - times	**13**	11	8	11	8	**13**	11	8	11	8
G **Free cash flow**										
Net cash inflow from operating activities	**3,610**	(4,130)	2,678	3,781	(3,127)	**465**	(461)	221	502	(529)
Stay-in-business capital expenditure	**(1,579)**	(1,287)	(1,317)	(5,078)	(4,452)	**(203)**	(161)	(132)	(605)	(540)
	2,031	(5,417)	1,361	(1,297)	(7,579)	**262**	(622)	89	(103)	(1,069)

		As at Dec 2009	As at Sep 2009	As at Dec 2008	As at Dec 2009	As at Sep 2009	As at Dec 2008
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
			SA Rand million			US Dollar million	
H **Net asset value - cents per share**							
Total equity		**22,524**	19,006	23,746	**3,030**	2,529	2,511
Number of ordinary shares in issue - million (note 9)		**366**	366	357	**366**	366	357
Net asset value - cents per share		**6,153**	5,195	6,643	**828**	691	702
Total equity		**22,524**	19,006	23,746	**3,030**	2,529	2,511
Intangible assets		**(1,316)**	(1,315)	(1,403)	**(177)**	(175)	(148)
		21,208	17,691	22,343	**2,853**	2,354	2,363
Number of ordinary shares in issue - million (note 9)		**366**	366	357	**366**	366	357
Net tangible asset value - cents per share		**5,794**	4,836	6,251	**779**	643	661
I **Net debt**							
Borrowings - long-term portion		**4,862**	12,512	8,224	**654**	1,665	870
Borrowings - short-term portion		**9,493**	1,867	10,046	**1,277**	249	1,063
Total borrowings		**14,355**	14,379	18,270	**1,931**	1,914	1,933
Corporate office lease		**(258)**	(257)	(254)	**(35)**	(34)	(27)
Unamortised portion on the convertible bond		**1,019**	1,029	(38)	**137**	137	(4)
Cash restricted for use		**(481)**	(501)	(415)	**(65)**	(67)	(44)
Cash and cash equivalents		**(8,176)**	(8,328)	(5,438)	**(1,100)**	(1,108)	(575)
Net debt		**6,459**	6,322	12,125	**868**	842	1,283

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008
	Capital expenditure - Rm					Capital expenditure - $m				
Great Noligwa	58	57	54	205	213	8	7	5	24	26
Kopanang	145	123	116	486	391	19	15	12	58	47
Moab Khotsong	244	250	205	874	736	32	31	20	104	89
Tau Lekoa	41	40	39	142	146	5	5	4	17	18
Surface Operations	8	8	1	21	6	1	1	-	3	1
Mponeng	258	239	228	912	707	34	30	23	109	86
Savuka	44	12	25	107	89	5	2	2	13	11
TauTona	133	135	147	479	491	17	17	15	57	60
SOUTH AFRICA	**931**	**865**	**815**	**3,228**	**2,779**	**121**	**108**	**81**	**385**	**337**
Navachab	21	62	34	164	98	3	8	4	20	12
SOUTHERN AFRICA	**952**	**927**	**849**	**3,392**	**2,877**	**124**	**116**	**85**	**405**	**349**
Iduapriem	94	44	150	235	448	12	6	16	28	54
Obuasi	220	191	383	788	922	29	24	42	94	112
Siguiri - Attributable 85%	53	26	29	187	151	7	4	2	22	18
Morila - Attributable 40%	1	(1)	5	33	9	-	-	1	4	1
Sadiola [1] - Attributable 41%	19	6	14	31	27	2	1	2	4	3
Yatela - Attributable 40%	13	1	11	5	23	2	-	1	1	3
Geita	69	34	105	160	433	9	4	10	19	53
Non-controlling interests, exploration and other	21	7	10	51	46	2	1	-	6	6
CONTINENTAL AFRICA	**490**	**308**	**707**	**1,490**	**2,059**	**63**	**40**	**74**	**178**	**250**
Sunrise Dam	57	60	46	259	159	8	8	5	31	19
Boddington	-	-	1,007	1,335	3,457	-	-	100	146	419
Exploration	3	1	1	5	2	-	-	-	-	1
AUSTRALASIA	**60**	**61**	**1,054**	**1,599**	**3,618**	**8**	**8**	**105**	**177**	**439**
Cripple Creek & Victor	294	163	36	726	221	37	20	3	87	27
NORTH AMERICA	**295**	**163**	**37**	**727**	**221**	**37**	**20**	**3**	**87**	**27**
Cerro Vanguardia - Attributable 92.50%	66	48	36	141	125	8	6	4	17	15
AngloGold Ashanti Brasil Mineração	218	196	129	705	565	28	24	12	84	69
Serra Grande - Attributable 50%	73	55	66	279	168	10	7	7	33	20
Non-controlling interests, exploration and other	84	58	70	305	186	11	8	7	37	23
SOUTH AMERICA	**441**	**357**	**301**	**1,430**	**1,044**	**57**	**45**	**30**	**171**	**127**
OTHER	**37**	**26**	**46**	**88**	**86**	**4**	**3**	**5**	**9**	**9**
ANGLOGOLD ASHANTI	**2,275**	**1,842**	**2,994**	**8,726**	**9,905**	**293**	**232**	**302**	**1,027**	**1,201**

[1] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Rounding of figures may result in computational discrepancies.



Development

for the quarter ended 31 December 2009

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Statistics are shown in metric units	Advanced	Sampled					
	metres	Sampled	Ave. channel	gold		uranium	
	(total)	metres	width (cm)	Ave. g/t	Ave. cm.g/t	Ave. kg/t	Ave. cm.kg/t
SOUTHERN AFRICA							
VAAL RIVER							
Great Noligwa							
C reef	226	90	9.6	85.52	821	2.65	25.41
Vaal reef	702	24	124.8	14.28	1,782	0.38	47.91
Kopanang							
Vaal reef	7,338	770	28.1	48.61	1,366	3.11	85.55
Moab Khotsong							
Vaal reef	4,890	420	132.3	31.91	4,222	1.66	215.19
Tau Lekoa							
Ventersdorp Contact reef	2,184	160	71.2	5.20	370	0.01	1.05
SOUTHERN AFRICA							
WEST WITS							
Mponeng							
Ventersdorp Contact reef	4,441	522	47.8	41.28	1,973	-	-
Tau Tona							
Ventersdorp Contact reef	41	-	-	-	-	-	-
Carbon Leader reef	857	58	11.9	325.29	3,871	2.11	24.91
CONTINENTAL AFRICA							
Obuasi	4,818	2,146	*450.0	6.98	3,141	-	-
AUSTRALASIA							
Sunrise Dam	599	599	-	3.70	-	-	-
SOUTH AMERICA							
Brasil Mineração							
Mina de Cuiabá	1,310	314	937.0	5.64	-	-	-
Córrego do Sitio	5,030	1,783	-	3.82	-	-	-
Lamego	1,130	42	60.0	4.85	-	-	-
Serra Grande							
Mina III	1,582	840	100.0	4.08	-	-	-
Mina Nova	92	-	-	-	-	-	-

Statistics are shown in imperial units	Advanced	Sampled					
	feet	Sampled	Ave. channel	gold		uranium	
	(total)	feet	width (inches)	Ave. oz/t	Ave. ft.oz/t	Ave. lb/t	Ave. ft.lb/t
SOUTHERN AFRICA							
VAAL RIVER							
Great Noligwa							
C reef	741	295	3.8	2.49	0.79	5.30	1.67
Vaal reef	2,302	79	49.1	0.42	1.71	0.76	3.11
Kopanang							
Vaal reef	24,073	2,526	11.1	1.42	1.31	6.22	5.73
Moab Khotsong							
Vaal reef	16,042	1,378	52.1	0.93	4.04	3.32	14.41
Tau Lekoa							
Ventersdorp Contact reef	7,167	525	28.0	0.15	0.35	0.02	0.05
SOUTHERN AFRICA							
WEST WITS							
Mponeng							
Ventersdorp Contact reef	14,572	1,713	18.8	1.20	1.89	-	-
Tau Tona							
Ventersdorp Contact reef	134	-	-	-	-	-	-
Carbon Leader reef	2,813	190	4.7	9.49	3.70	4.22	1.65
CONTINENTAL AFRICA							
Obuasi	15,806	7,041	*177.2	0.20	3.01	-	-
AUSTRALASIA							
Sunrise Dam	1,965	1,965	-	0.11	-	-	-
SOUTH AMERICA							
Brasil Mineração							
Mina de Cuiabá	4,299	1,030	368.9	0.16	-	-	-
Córrego do Sitio	16,503	5,848	-	0.11	-	-	-
Lamego	3,706	138	23.6	0.14	-	-	-
Serra Grande							
Mina III	5,190	2,756	39.4	0.12	-	-	-
Mina Nova	301	-	-	-	-	-	-

* Average ore body width.



Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008
	Yield - g/t					Gold produced - kg				
Great Noligwa	5.57	5.46	6.37	5.73	7.33	1,044	1,292	1,969	4,914	10,268
Kopanang	7.57	6.63	6.78	6.74	6.82	3,177	2,857	2,827	10,481	11,244
Moab Khotsong	8.88	9.99	9.03	9.36	9.31	2,260	1,922	2,194	7,686	5,965
Tau Lekoa	3.59	3.20	3.53	3.32	3.58	1,044	971	1,105	3,852	4,444
Surface Operations	0.47	0.52	0.42	0.53	0.36	1,127	1,229	848	5,092	2,864
Mponeng	8.27	8.15	9.45	8.66	10.02	3,938	3,892	4,492	16,159	18,672
Savuka	3.91	2.48	6.96	5.45	6.28	63	31	566	924	2,057
TauTona [1]	7.11	7.39	8.37	7.29	8.66	765	2,309	2,184	6,800	9,769
SOUTH AFRICA						**13,418**	**14,504**	**16,185**	**55,908**	**65,283**
Navachab	1.97	1.61	1.53	1.58	1.43	526	509	614	2,014	2,126
SOUTHERN AFRICA						**13,943**	**15,014**	**16,799**	**57,922**	**67,409**
Iduapriem	1.81	1.54	1.83	1.72	1.76	1,693	1,608	1,761	5,909	6,221
Obuasi [1]	5.52	5.68	4.62	5.18	4.37	3,024	2,847	3,062	11,861	11,107
Siguiri - Attributable 85%	1.06	1.10	1.10	1.11	1.20	2,396	2,451	2,533	9,836	10,350
Morila - Attributable 40%	2.25	2.26	3.31	2.47	3.08	957	995	1,456	4,251	5,298
Sadiola [2] - Attributable 41%	2.12	2.33	3.58	2.52	3.42	991	983	1,530	4,187	5,357
Yatela [3] - Attributable 40%	3.91	3.24	2.60	3.62	2.66	872	685	503	2,768	2,052
Geita	2.09	2.20	1.68	1.89	1.92	2,534	2,586	1,614	8,466	8,203
CONTINENTAL AFRICA						**12,468**	**12,155**	**12,459**	**47,278**	**48,588**
Sunrise Dam [4]	3.03	2.90	2.33	2.87	3.46	3,331	3,176	2,651	12,477	13,477
AUSTRALASIA						**3,331**	**3,176**	**2,651**	**12,477**	**13,477**
Cerro Vanguardia - Attributable 92.50%	6.12	6.20	7.44	6.51	5.44	1,448	1,469	1,752	5,980	4,799
AngloGold Ashanti Brasil Mineração [1]	7.28	7.33	7.77	7.02	7.62	3,019	2,806	2,596	10,229	9,960
Serra Grande [1] - Attributable 50%	5.83	4.41	8.00	4.72	7.58	826	621	750	2,396	2,709
SOUTH AMERICA						**5,294**	**4,896**	**5,098**	**18,604**	**17,468**
Cripple Creek & Victor [3]	0.46	0.44	0.48	0.46	0.49	1,731	1,684	2,422	6,768	8,016
NORTH AMERICA						**1,731**	**1,684**	**2,422**	**6,768**	**8,016**
ANGLOGOLD ASHANTI						**36,767**	**36,925**	**39,429**	**143,049**	**154,958**
Underground Operations	6.68	6.41	6.72	6.41	6.89	19,435	19,816	21,679	76,532	85,025
Surface and Dump Reclamation	0.48	0.49	0.44	0.51	0.42	1,476	1,527	1,362	6,481	5,009
Open-pit Operations	1.98	1.95	2.01	1.96	2.12	13,128	13,077	13,240	50,041	53,930
Heap Leach Operations [5]	0.72	0.60	0.61	0.65	0.62	2,728	2,505	3,148	9,995	10,994
						36,767	**36,925**	**39,429**	**143,049**	**154,958**

[1] The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande represents underground operations.
[2] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

[3] The yield of Yatela and Cripple Creek & Victor reflects gold placed / tonnes placed.
[4] The yield of Sunrise Dam represents open-pit operations.
[5] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008
	Productivity per employee - g					Gold sold - kg				
Great Noligwa	77	94	125	89	143	1,021	1,374	1,967	4,892	10,282
Kopanang	212	191	188	175	188	3,108	2,978	2,823	10,413	11,253
Moab Khotsong	193	178	231	180	204	2,219	2,021	2,192	7,644	5,966
Tau Lekoa	116	107	124	107	127	1,021	1,030	1,104	3,829	4,447
Surface Operations	1,608	1,759	1,157	1,812	1,021	1,102	1,323	847	5,066	2,867
Mponeng	241	237	289	252	296	4,029	4,094	4,496	16,163	18,720
Savuka	21	11	170	74	158	64	34	566	925	2,063
TauTona	64	226	209	161	214	818	2,403	2,184	6,804	9,800
SOUTH AFRICA	**165**	**184**	**204**	**177**	**204**	**13,381**	**15,259**	**16,179**	**55,737**	**65,398**
Navachab	284	287	373	290	368	538	491	643	1,984	2,128
SOUTHERN AFRICA	**168**	**186**	**208**	**180**	**207**	**13,919**	**15,749**	**16,822**	**57,722**	**67,526**
Iduapriem	611	578	679	549	600	1,718	1,517	1,717	5,921	6,230
Obuasi	208	196	218	209	197	3,203	2,850	3,003	12,035	10,974
Siguiri - Attributable 85%	520	527	637	547	625	2,622	3,069	2,680	9,590	10,469
Morila - Attributable 40%	1,479	1,554	1,021	1,266	873	1,129	983	1,438	4,341	5,446
Sadiola [1] - Attributable 41%	645	692	1,102	720	931	1,099	894	1,459	4,329	5,418
Yatela - Attributable 40%	1,264	984	665	958	618	931	642	479	2,826	2,050
Geita	390	409	254	338	329	2,713	2,505	1,638	8,449	8,088
CONTINENTAL AFRICA	**399**	**391**	**335**	**386**	**374**	**13,413**	**12,458**	**12,413**	**47,490**	**48,675**
Sunrise Dam	2,330	2,243	2,150	2,287	2,741	3,474	2,843	2,734	12,317	13,455
AUSTRALASIA	**2,330**	**2,243**	**2,150**	**2,287**	**2,741**	**3,474**	**2,843**	**2,734**	**12,317**	**13,455**
Cerro Vanguardia - Attributable 92.50%	690	690	822	710	559	1,175	2,088	1,528	5,991	5,169
AngloGold Ashanti Brasil Mineração	531	526	582	481	558	2,906	2,931	2,696	10,117	10,464
Serra Grande - Attributable 50%	723	571	745	544	716	782	689	676	2,445	2,693
SOUTH AMERICA	**593**	**573**	**390**	**545**	**489**	**4,863**	**5,708**	**4,900**	**18,553**	**18,326**
Cripple Creek & Victor	1,548	1,520	2,318	1,538	1,909	1,689	1,676	2,380	6,755	7,972
NORTH AMERICA	**1,548**	**1,520**	**2,318**	**1,538**	**1,909**	**1,689**	**1,676**	**2,380**	**6,755**	**7,972**
ANGLOGOLD ASHANTI	**292**	**301**	**295**	**292**	**309**	**37,359**	**38,435**	**39,249**	**142,837**	**155,954**

[1] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008
	Total cash costs - R/kg					Total production costs - R/kg				
Great Noligwa	243,647	228,066	144,190	211,048	119,140	299,374	269,935	179,299	264,016	145,120
Kopanang	96,085	110,280	99,050	107,580	91,516	134,571	154,448	135,067	155,744	129,241
Moab Khotsong	117,467	119,083	101,180	111,662	102,216	202,773	195,043	166,260	194,532	170,693
Tau Lekoa	175,943	198,952	152,541	191,184	140,368	168,412	204,095	197,435	201,203	173,780
Surface Operations	110,207	101,339	116,749	89,867	116,290	112,168	106,128	123,411	93,700	124,038
Mponeng	95,372	93,380	71,022	86,928	65,365	115,109	113,899	85,700	105,562	84,523
Savuka	975,068	2,448,510	81,339	295,800	106,748	1,256,025	3,001,824	144,345	367,668	137,104
TauTona	346,655	125,198	103,961	147,668	97,483	479,619	178,428	186,583	210,794	135,160
SOUTH AFRICA	**136,761**	**130,009**	**101,675**	**123,401**	**95,144**	**178,845**	**168,432**	**141,898**	**163,770**	**126,673**
Navachab	175,352	153,760	163,164	165,298	142,795	163,946	173,607	186,190	177,190	160,623
SOUTHERN AFRICA	**138,216**	**130,815**	**103,922**	**124,858**	**96,647**	**178,283**	**168,608**	**143,516**	**164,236**	**127,744**
Iduapriem	123,630	123,471	184,109	137,397	141,662	143,945	135,470	205,867	154,038	164,300
Obuasi	136,172	167,356	227,350	170,861	171,223	182,052	205,661	280,492	215,305	224,223
Siguiri - Attributable 85%	152,730	125,416	152,574	139,036	123,442	169,839	155,245	177,449	159,275	143,801
Morila - Attributable 40%	157,585	139,689	122,592	140,981	111,128	182,675	150,571	146,612	155,936	131,341
Sadiola [1] - Attributable 41%	153,896	132,930	123,137	128,920	106,486	181,463	151,846	186,097	151,233	148,948
Yatela - Attributable 40%	91,723	54,240	178,973	98,617	151,165	125,839	69,808	168,722	121,069	155,196
Geita	253,398	220,599	294,552	251,419	193,392	291,177	258,683	342,695	296,126	245,414
CONTINENTAL AFRICA	**159,820**	**151,525**	**187,010**	**162,309**	**145,457**	**191,688**	**180,036**	**223,947**	**192,988**	**180,906**
Sunrise Dam	200,811	161,239	154,754	171,100	138,295	223,993	184,234	188,295	199,918	165,643
AUSTRALASIA	**207,318**	**163,403**	**162,701**	**175,584**	**143,892**	**231,129**	**187,005**	**193,158**	**205,027**	**171,135**
Cerro Vanguardia - Attributable 92.50%	81,425	84,615	148,071	96,642	162,345	119,975	113,590	183,107	131,823	202,598
AngloGold Ashanti Brasil Mineração	100,737	82,838	74,764	88,765	78,701	131,656	123,798	115,725	127,982	113,696
Serra Grande - Attributable 50%	81,045	111,359	82,975	107,311	77,872	114,390	147,349	114,416	142,878	104,690
SOUTH AMERICA	**92,710**	**87,276**	**104,448**	**93,917**	**106,336**	**130,196**	**124,522**	**141,969**	**132,686**	**141,485**
Cripple Creek & Victor	100,989	98,114	102,980	100,315	83,448	124,846	122,291	137,163	127,226	111,667
NORTH AMERICA	**101,854**	**101,004**	**113,386**	**102,971**	**90,397**	**125,737**	**125,204**	**147,583**	**129,906**	**118,636**
ANGLOGOLD ASHANTI	**143,596**	**133,274**	**134,813**	**136,595**	**117,462**	**178,379**	**166,355**	**172,312**	**171,795**	**150,149**

[1] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008
	Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - Rm					Adjusted gross profit (loss) excluding hedge buy-back costs - Rm				
Great Noligwa	(56)	(241)	78	(270)	(430)	(56)	(57)	78	(86)	421
Kopanang	345	(180)	240	535	(132)	345	210	240	926	644
Moab Khotsong	94	(199)	114	136	(138)	94	60	114	395	95
Tau Lekoa	78	(123)	22	22	(230)	78	23	22	168	60
Surface Operations	145	(32)	81	578	43	145	160	81	770	177
Mponeng	524	(172)	594	1,633	772	524	461	594	2,265	1,887
Savuka	(63)	(92)	42	(113)	(8)	(63)	(87)	42	(108)	104
TauTona	(186)	(265)	72	(150)	(130)	(186)	112	72	226	495
SOUTH AFRICA	**880**	**(1,304)**	**1,243**	**2,371**	**(253)**	**880**	**881**	**1,243**	**4,556**	**3,883**
Navachab	39	(70)	23	43	(12)	39	25	23	138	55
SOUTHERN AFRICA	**919**	**(1,374)**	**1,266**	**2,414**	**(265)**	**919**	**906**	**1,266**	**4,694**	**3,938**
Iduapriem	193	(122)	26	295	(165)	193	121	26	538	147
Obuasi	194	(548)	(330)	(281)	(1,063)	194	64	(330)	332	(550)
Siguiri - Attributable 85%	223	(790)	103	(223)	59	223	199	103	766	438
Morila [1] - Attributable 40%	99	86	107	462	(20)	99	86	107	462	315
Sadiola [1,2] - Attributable 41%	92	76	47	470	(180)	92	76	47	470	222
Yatela [1] - Attributable 40%	129	109	29	376	(53)	129	109	29	376	81
Geita	(96)	(499)	(570)	(833)	(1,545)	(96)	(69)	(570)	(403)	(1,054)
Non-controlling interests, exploration and other	47	48	46	177	169	47	49	46	177	169
CONTINENTAL AFRICA	**881**	**(1,640)**	**(542)**	**443**	**(2,798)**	**881**	**635**	**(542)**	**2,718**	**(232)**
Sunrise Dam	81	(491)	88	(48)	(480)	81	94	88	537	256
Exploration and other	(24)	(9)	(13)	(64)	(74)	(24)	(9)	(13)	(64)	(74)
AUSTRALASIA	**57**	**(499)**	**75**	**(112)**	**(554)**	**57**	**85**	**75**	**473**	**182**
Cerro Vanguardia - Attributable 92.50%	142	(6)	17	385	(231)	142	216	17	607	(87)
AngloGold Ashanti Brasil Mineração	341	(179)	271	736	129	341	317	271	1,231	776
Serra Grande - Attributable 50%	104	(93)	68	105	79	104	55	68	253	213
Non-controlling interests, exploration and other	104	63	76	286	234	104	80	76	304	246
SOUTH AMERICA	**691**	**(215)**	**432**	**1,512**	**211**	**691**	**668**	**432**	**2,395**	**1,148**
Cripple Creek & Victor	207	(121)	195	513	155	207	170	195	804	601
Other	(2)	(5)	(25)	(19)	(56)	(2)	(5)	(25)	(18)	(56)
NORTH AMERICA	**205**	**(126)**	**170**	**494**	**99**	**205**	**165**	**170**	**786**	**545**
OTHER	**88**	**15**	**24**	**244**	**167**	**88**	**15**	**24**	**243**	**40**
SUB-TOTAL	**2,841**	**(3,839)**	**1,425**	**4,995**	**(3,140)**	**2,841**	**2,476**	**1,425**	**11,309**	**5,621**
Less equity accounted investments	(320)	(271)	(184)	(1,309)	195	(320)	(271)	(184)	(1,308)	(549)
ANGLOGOLD ASHANTI	**2,521**	**(4,110)**	**1,241**	**3,686**	**(2,945)**	**2,521**	**2,205**	**1,241**	**10,001**	**5,072**

[1] Equity accounted investments.

[2] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008
	Yield - oz/t					Gold produced - oz (000)				
Great Noligwa	0.162	0.159	0.186	0.167	0.214	34	42	63	158	330
Kopanang	0.221	0.193	0.198	0.197	0.199	102	92	91	336	362
Moab Khotsong	0.259	0.291	0.263	0.273	0.271	73	62	71	247	192
Tau Lekoa	0.105	0.093	0.103	0.097	0.104	34	31	36	124	143
Surface Operations	0.014	0.015	0.012	0.015	0.011	36	40	27	164	92
Mponeng	0.241	0.238	0.276	0.253	0.292	127	125	144	520	600
Savuka	0.114	0.072	0.203	0.159	0.183	2	1	18	30	66
TauTona [1]	0.207	0.216	0.244	0.213	0.253	25	74	70	218	314
SOUTH AFRICA						**431**	**466**	**520**	**1,797**	**2,099**
Navachab	0.058	0.047	0.045	0.046	0.042	17	16	20	65	68
SOUTHERN AFRICA						**448**	**483**	**540**	**1,862**	**2,167**
Iduapriem	0.053	0.045	0.053	0.050	0.051	54	52	57	190	200
Obuasi [1]	0.161	0.166	0.135	0.151	0.127	97	92	98	381	357
Siguiri - Attributable 85%	0.031	0.032	0.032	0.032	0.035	77	79	81	316	333
Morila - Attributable 40%	0.066	0.066	0.096	0.072	0.090	31	32	47	137	170
Sadiola [2] - Attributable 41%	0.062	0.068	0.104	0.074	0.100	32	32	49	135	172
Yatela [3] - Attributable 40%	0.114	0.095	0.076	0.106	0.078	28	22	16	89	66
Geita	0.061	0.064	0.049	0.055	0.056	81	83	52	272	264
CONTINENTAL AFRICA						**401**	**391**	**401**	**1,520**	**1,562**
Sunrise Dam [4]	0.088	0.085	0.068	0.084	0.101	107	102	85	401	433
AUSTRALASIA						**107**	**102**	**85**	**401**	**433**
Cerro Vanguardia - Attributable 92.50%	0.178	0.181	0.217	0.190	0.159	47	47	56	192	154
AngloGold Ashanti Brasil Mineração [1]	0.212	0.214	0.227	0.205	0.222	97	90	83	329	320
Serra Grande [1] - Attributable 50%	0.170	0.129	0.233	0.138	0.221	27	20	24	77	87
SOUTH AMERICA						**170**	**157**	**164**	**598**	**562**
Cripple Creek & Victor [3]	0.013	0.013	0.014	0.013	0.014	56	54	78	218	258
NORTH AMERICA						**56**	**54**	**78**	**218**	**258**
ANGLOGOLD ASHANTI						**1,182**	**1,187**	**1,268**	**4,599**	**4,982**
Undergound Operations	0.195	0.187	0.196	0.187	0.201	625	637	697	2,461	2,734
Surface and Dump Reclamation	0.014	0.014	0.013	0.015	0.012	47	49	44	208	161
Open-pit Operations	0.058	0.057	0.059	0.057	0.062	422	420	426	1,609	1,734
Heap leach Operations [5]	0.021	0.018	0.018	0.019	0.018	88	81	101	321	353
						1,182	**1,187**	**1,268**	**4,599**	**4,982**

[1] The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande represents underground operations.
[2] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

[3] The yield of Yatela and Cripple Creek & Victor reflects gold placed / tonnes placed.
[4] The yield of Sunrise Dam represents open-pit operations.
[5] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008
	Productivity per employee - oz					Gold sold - oz (000)				
Great Noligwa	2.48	3.03	4.01	2.86	4.60	33	44	63	157	331
Kopanang	6.82	6.14	6.06	5.63	6.04	100	96	91	335	362
Moab Khotsong	6.19	5.73	7.44	5.79	6.55	71	65	70	246	192
Tau Lekoa	3.72	3.45	4.00	3.43	4.08	33	33	35	123	143
Surface Operations	51.69	56.54	37.19	58.27	32.82	35	43	27	163	92
Mponeng	7.76	7.63	9.31	8.11	9.53	130	132	145	520	602
Savuka	0.68	0.34	5.48	2.38	5.09	2	1	18	30	66
TauTona	2.06	7.26	6.73	5.14	6.89	26	77	70	219	315
SOUTH AFRICA	**5.31**	**5.92**	**6.57**	**5.70**	**6.55**	**430**	**491**	**520**	**1,792**	**2,103**
Navachab	9.14	9.24	12.00	9.33	11.83	17	16	21	64	68
SOUTHERN AFRICA	**5.40**	**5.99**	**6.68**	**5.77**	**6.65**	**448**	**506**	**541**	**1,856**	**2,171**
Iduapriem	19.65	18.59	21.83	17.63	19.30	55	49	55	190	200
Obuasi	6.69	6.29	7.01	6.72	6.34	103	92	97	387	353
Siguiri - Attributable 85%	16.73	16.93	20.47	17.58	20.09	84	99	86	308	337
Morila - Attributable 40%	47.55	49.98	32.84	40.70	28.05	36	32	46	140	175
Sadiola [1] - Attributable 41%	20.75	22.25	35.44	23.14	29.95	35	29	47	139	174
Yatela - Attributable 40%	40.65	31.64	21.38	30.80	19.86	30	21	15	91	66
Geita	12.55	13.15	8.16	10.87	10.58	87	81	53	272	260
CONTINENTAL AFRICA	**12.82**	**12.58**	**10.79**	**12.40**	**12.02**	**431**	**401**	**399**	**1,527**	**1,565**
Sunrise Dam	74.90	72.12	69.12	73.52	88.12	112	91	88	396	433
AUSTRALASIA	**74.90**	**72.12**	**69.12**	**73.52**	**88.12**	**112**	**91**	**88**	**396**	**433**
Cerro Vanguardia - Attributable 92.50%	22.18	22.20	26.43	22.83	17.98	38	67	49	193	166
AngloGold Ashanti Brasil Mineração	17.09	16.92	18.71	15.45	17.94	93	94	87	325	336
Serra Grande - Attributable 50%	23.25	18.35	23.95	17.51	23.04	25	22	22	79	87
SOUTH AMERICA	**19.08**	**18.42**	**12.53**	**17.54**	**15.73**	**156**	**184**	**158**	**596**	**589**
Cripple Creek & Victor	49.78	48.87	74.51	49.46	61.39	54	54	77	217	256
NORTH AMERICA	**49.78**	**48.87**	**74.51**	**49.46**	**61.39**	**54**	**54**	**77**	**217**	**256**
ANGLOGOLD ASHANTI	**9.40**	**9.68**	**9.48**	**9.40**	**9.94**	**1,201**	**1,236**	**1,262**	**4,592**	**5,014**

[1] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008
	Total cash costs - $/oz					Total production costs - $/oz				
Great Noligwa	1,014	916	452	794	458	1,246	1,084	562	990	557
Kopanang	400	442	310	406	348	560	619	423	586	492
Moab Khotsong	489	478	317	424	379	844	783	520	737	632
Tau Lekoa	732	797	478	718	533	701	818	618	749	658
Surface Operations	459	406	366	341	440	467	426	387	355	469
Mponeng	397	375	222	329	249	479	458	268	399	323
Savuka	4,062	9,847	255	1,115	411	5,231	12,063	452	1,387	518
TauTona	1,443	501	325	561	374	1,997	714	584	801	509
SOUTH AFRICA	**569**	**522**	**318**	**466**	**362**	**744**	**676**	**444**	**617**	**480**
Navachab	730	615	512	622	534	683	695	584	663	601
SOUTHERN AFRICA	**575**	**525**	**325**	**472**	**367**	**742**	**676**	**449**	**619**	**484**
Iduapriem	515	493	577	516	525	599	541	645	579	611
Obuasi	567	671	712	630	633	758	824	879	796	834
Siguiri - Attributable 85%	636	500	478	519	466	707	619	556	595	542
Morila - Attributable 40%	656	559	385	527	419	760	603	460	583	495
Sadiola [1] - Attributable 41%	640	532	386	488	399	755	608	583	571	554
Yatela - Attributable 40%	382	219	561	368	572	524	281	529	455	591
Geita	1,055	883	921	954	728	1,212	1,035	1,071	1,121	929
CONTINENTAL AFRICA	**665**	**615**	**586**	**608**	**544**	**798**	**715**	**701**	**723**	**678**
Sunrise Dam	836	647	486	646	531	932	740	590	751	635
AUSTRALASIA	**863**	**655**	**511**	**662**	**552**	**962**	**751**	**606**	**770**	**657**
Cerro Vanguardia - Attributable 92.50%	339	336	464	355	608	499	452	573	487	757
AngloGold Ashanti Brasil Mineração	419	333	234	339	300	548	499	363	486	432
Serra Grande - Attributable 50%	337	445	260	406	294	476	589	359	542	394
SOUTH AMERICA	**386**	**349**	**327**	**353**	**402**	**542**	**499**	**445**	**500**	**534**
Cripple Creek & Victor	420	394	322	376	309	520	491	429	475	413
NORTH AMERICA	**424**	**406**	**355**	**385**	**334**	**523**	**503**	**462**	**485**	**438**
ANGLOGOLD ASHANTI	**598**	**534**	**422**	**514**	**444**	**743**	**667**	**540**	**646**	**567**

[1] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008	Quarter ended Dec 2009	Quarter ended Sep 2009	Quarter ended Dec 2008	Year ended Dec 2009	Year ended Dec 2008
	Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - $m					Adjusted gross profit (loss) excluding hedge buy-back costs - $m				
Great Noligwa	(8)	(31)	8	(35)	(55)	(8)	(7)	8	(12)	52
Kopanang	46	(22)	24	64	(22)	46	27	24	113	76
Moab Khotsong	13	(25)	12	13	(20)	13	8	12	46	9
Tau Lekoa	10	(15)	2	2	(30)	10	3	2	21	7
Surface Operations	19	(3)	8	67	4	19	21	8	91	21
Mponeng	70	(20)	60	192	87	70	60	60	272	227
Savuka	(8)	(12)	4	(16)	(2)	(8)	(11)	4	(15)	12
TauTona	(25)	(33)	7	(24)	(17)	(25)	15	7	23	62
SOUTH AFRICA	**118**	**(161)**	**126**	**263**	**(55)**	**118**	**115**	**126**	**539**	**466**
Navachab	5	(9)	2	4	(2)	5	3	2	16	7
SOUTHERN AFRICA	**123**	**(170)**	**128**	**268**	**(57)**	**123**	**118**	**128**	**556**	**473**
Iduapriem	26	(15)	3	36	(21)	26	16	3	67	19
Obuasi	26	(69)	(33)	(34)	(126)	26	8	(33)	44	(61)
Siguiri - Attributable 85%	30	(99)	10	(32)	7	30	26	10	92	55
Morila [1] - Attributable 40%	13	11	11	54	(4)	13	11	11	54	38
Sadiola [1,2] - Attributable 41%	12	10	5	55	(23)	12	10	5	55	27
Yatela [1] - Attributable 40%	17	14	3	47	(7)	17	14	3	47	10
Geita	(13)	(63)	(58)	(100)	(181)	(13)	(8)	(58)	(46)	(119)
Non-controlling interests, exploration and other	6	6	4	21	21	6	5	4	21	19
CONTINENTAL AFRICA	**118**	**(205)**	**(55)**	**47**	**(334)**	**118**	**82**	**(55)**	**334**	**(12)**
Sunrise Dam	11	(62)	9	(10)	(61)	11	12	9	64	32
Exploration and other	(3)	(1)	(1)	(7)	(9)	(3)	(1)	(1)	(8)	(9)
AUSTRALASIA	**8**	**(63)**	**8**	**(17)**	**(70)**	**8**	**11**	**8**	**56**	**23**
Cerro Vanguardia - Attributable 92.50%	19	-	2	48	(30)	19	29	2	76	(12)
AngloGold Ashanti Brasil Mineração	46	(22)	27	88	12	46	41	27	150	94
Serra Grande - Attributable 50%	14	(12)	7	13	9	14	7	7	32	26
Non-controlling interests, exploration and other	14	9	8	35	28	14	10	8	38	30
SOUTH AMERICA	**93**	**(25)**	**44**	**184**	**19**	**93**	**87**	**44**	**296**	**138**
Cripple Creek & Victor	28	(15)	20	60	16	28	22	20	97	73
Other	(1)	(1)	(3)	(2)	(6)	(1)	(1)	(3)	(2)	(7)
NORTH AMERICA	**27**	**(15)**	**17**	**58**	**10**	**27**	**21**	**17**	**95**	**66**
OTHER	**11**	**2**	**1**	**28**	**20**	**11**	**2**	**1**	**27**	**5**
SUB-TOTAL	**380**	**(475)**	**143**	**568**	**(412)**	**380**	**321**	**143**	**1,364**	**693**
Less equity accounted investments	(43)	(35)	(18)	(156)	28	(43)	(35)	(18)	(156)	(67)
ANGLOGOLD ASHANTI	**337**	**(510)**	**125**	**412**	**(384)**	**337**	**287**	**125**	**1,208**	**626**

[1] Equity accounted investments.

[2] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Rounding of figures may result in computational discrepancies.



Southern Africa

VAAL RIVER

GREAT NOLIGWA				Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
				Rand / Metric					Dollar / Imperial				
OPERATING RESULTS													
UNDERGROUND OPERATION													
Area mined	- 000 m^2	/ - 000 ft^2		33	42	58	153	265	360	447	625	1,648	2,849
Milled	- 000 tonnes	/ - 000 tons		187	237	309	858	1,400	207	261	341	945	1,543
Yield	- g/t	/ - oz/t		5.57	5.46	6.37	5.73	7.33	0.162	0.159	0.186	0.167	0.214
Gold produced	- kg	/ - oz (000)		1,044	1,292	1,969	4,914	10,268	34	42	63	158	330
Gold sold	- kg	/ oz (000)		1,021	1,374	1,967	4,892	10,282	33	44	63	157	331
Total cash costs	- R	/ - $	- ton milled	1,357	1,246	918	1,209	874	165	146	84	133	98
	- R/kg	/ - $/oz	- produced	243,647	228,066	144,190	211,048	119,140	1,014	916	452	794	458
Total production costs	- R/kg	/ - $/oz	- produced	299,374	269,935	179,299	264,016	145,120	1,246	1,084	562	990	557
PRODUCTIVITY PER EMPLOYEE													
Actual	- g	/ - oz		77	94	125	89	143	2.48	3.03	4.01	2.86	4.60
Actual	- m^2	/ - ft^2		2.48	3.03	3.68	2.77	3.69	26.68	32.65	39.59	29.82	39.70
FINANCIAL RESULTS (MILLION)													
Gold income				246	307	433	1,127	1,894	33	40	44	136	234
Cost of sales				307	368	353	1,292	1,491	41	48	36	156	184
Cash operating costs				253	293	282	1,031	1,217	34	38	28	125	150
Other cash costs				2	1	2	6	6	-	-	-	1	1
Total cash costs				254	295	284	1,037	1,223	34	38	29	125	151
Retrenchment costs				13	3	6	24	21	2	-	1	3	3
Rehabilitation and other non-cash costs				(2)	2	(1)	2	(4)	-	-	-	-	-
Production costs				266	300	289	1,063	1,241	36	39	29	129	153
Amortisation of tangible assets				47	49	64	234	249	6	6	6	28	31
Inventory change				(6)	19	-	(6)	1	(1)	3	-	-	-
				(61)	(62)	80	(165)	402	(8)	(8)	8	(20)	50
Realised non-hedge derivatives and other commodity contracts				5	(180)	(2)	(105)	(832)	1	(23)	-	(15)	(105)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				(56)	(241)	78	(270)	(430)	(8)	(31)	8	(35)	(55)
Add back hedge buy-back costs				-	184	-	184	736	-	23	-	23	93
Add realised loss on other commodity contracts				-	-	-	-	115	-	-	-	-	14
Adjusted gross (loss) profit excluding hedge buy-back costs				(56)	(57)	78	(86)	421	(8)	(7)	8	(12)	52
Capital expenditure				58	57	54	205	213	8	7	5	24	26

Rounding of figures may result in computational discrepancies.



Southern Africa

VAAL RIVER

KOPANANG				Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
						Rand / Metric					Dollar / Imperial		
OPERATING RESULTS													
UNDERGROUND OPERATION													
Area mined	- 000 m^2	/ - 000 ft^2		104	99	105	376	408	1,115	1,067	1,134	4,049	4,392
Milled	- 000 tonnes	/ - 000 tons		419	431	417	1,556	1,649	462	475	460	1,715	1,818
Yield	- g/t	/ - oz/t		7.57	6.63	6.78	6.74	6.82	0.221	0.193	0.198	0.197	0.199
Gold produced	- kg	/ - oz (000)		3,177	2,857	2,827	10,481	11,244	102	92	91	336	362
Gold sold	- kg	/ oz (000)		3,108	2,978	2,823	10,413	11,253	100	96	91	335	362
Total cash costs	- R	/ - $	- ton milled	728	731	672	725	624	88	85	61	80	69
	- R/kg	/ - $/oz	- produced	96,085	110,280	99,050	107,580	91,516	400	442	310	406	348
Total production costs	- R/kg	/ - $/oz	- produced	134,571	154,448	135,067	155,744	129,241	560	619	423	586	492
PRODUCTIVITY PER EMPLOYEE													
Actual	- g	/ - oz		212	191	188	175	188	6.82	6.14	6.06	5.63	6.04
Actual	- m^2	/ - ft^2		6.92	6.62	7.02	6.29	6.81	74.44	71.29	75.57	67.69	73.35
FINANCIAL RESULTS (MILLION)													
Gold income				746	666	624	2,401	2,107	100	87	63	295	255
Cost of sales				418	463	381	1,623	1,454	56	60	38	197	178
Cash operating costs				303	313	278	1,120	1,023	41	40	28	136	125
Other cash costs				2	2	2	7	6	-	-	-	1	1
Total cash costs				305	315	280	1,128	1,029	41	41	28	137	126
Retrenchment costs				4	5	5	15	17	1	1	-	2	2
Rehabilitation and other non-cash costs				-	3	(1)	7	1	-	-	-	1	-
Production costs				310	322	284	1,149	1,047	41	42	29	139	128
Amortisation of tangible assets				118	119	98	483	406	16	15	10	58	50
Inventory change				(9)	22	-	(9)	1	(1)	3	-	-	-
				328	203	242	777	653	44	27	24	98	77
Realised non-hedge derivatives and other commodity contracts				17	(384)	(3)	(243)	(784)	2	(49)	-	(34)	(99)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				345	(180)	240	535	(132)	46	(22)	24	64	(22)
Add back hedge buy-back costs				-	391	-	391	669	-	49	-	49	84
Add realised loss on other commodity contracts				-	-	-	-	107	-	-	-	-	13
Adjusted gross profit excluding hedge buy-back costs				345	210	240	926	644	46	27	24	113	76
Capital expenditure				145	123	116	486	391	19	15	12	58	47

Rounding of figures may result in computational discrepancies.



Southern Africa

VAAL RIVER

MOAB KHOTSONG				Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
				Rand / Metric					Dollar / Imperial				
OPERATING RESULTS													
UNDERGROUND OPERATION													
Area mined	- 000 m^2	/ - 000 ft^2		38	30	35	123	96	411	319	379	1,327	1,039
Milled	- 000 tonnes	/ - 000 tons		254	192	243	821	641	280	212	268	905	707
Yield	- g/t	/ - oz/t		8.88	9.99	9.03	9.36	9.31	0.259	0.291	0.263	0.273	0.271
Gold produced	- kg	/ - oz (000)		2,260	1,922	2,194	7,686	5,965	73	62	71	247	192
Gold sold	- kg	/ - oz (000)		2,219	2,021	2,192	7,644	5,966	71	65	70	246	192
Total cash costs	- R	/ - $	- ton milled	1,044	1,190	914	1,046	951	127	139	84	116	103
	- R/kg	/ - $/oz	- produced	117,467	119,083	101,180	111,662	102,216	489	478	317	424	379
Total production costs	- R/kg	/ - $/oz	- produced	202,773	195,043	166,260	194,532	170,693	844	783	520	737	632
PRODUCTIVITY PER EMPLOYEE													
Actual	- g	/ - oz		193	178	231	180	204	6.19	5.73	7.44	5.79	6.55
Actual	- m^2	/ - ft^2		3.26	2.74	3.72	2.89	3.30	35.06	29.51	40.02	31.11	35.49
FINANCIAL RESULTS (MILLION)													
Gold income				529	454	480	1,761	1,118	71	59	48	215	131
Cost of sales				450	397	364	1,487	1,018	60	51	37	182	121
Cash operating costs				264	227	221	852	606	35	29	22	104	72
Other cash costs				2	1	1	6	3	-	-	-	1	-
Total cash costs				266	229	222	858	610	36	30	22	105	73
Retrenchment costs				3	2	1	7	3	-	-	-	1	-
Rehabilitation and other non-cash costs				(6)	3	(8)	-	2	(1)	-	(1)	-	1
Production costs				262	233	214	865	615	35	30	22	105	73
Amortisation of tangible assets				197	141	150	630	403	26	18	15	77	48
Inventory change				(9)	22	-	(9)	-	(1)	3	-	-	-
				79	57	116	274	100	11	8	12	33	10
Realised non-hedge derivatives and other commodity contracts				15	(256)	(2)	(138)	(237)	2	(32)	-	(20)	(30)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				94	(199)	114	136	(138)	13	(25)	12	13	(20)
Add back hedge buy-back costs				-	259	-	259	201	-	33	-	33	25
Add realised loss on other commodity contracts				-	-	-	-	32	-	-	-	-	4
Adjusted gross profit excluding hedge buy-back costs				94	60	114	395	95	13	8	12	46	9
Capital expenditure				244	250	205	874	736	32	31	20	104	89

Rounding of figures may result in computational discrepancies.



Southern Africa

VAAL RIVER

TAU LEKOA				Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
				Rand / Metric					Dollar / Imperial				
OPERATING RESULTS													
UNDERGROUND OPERATION													
Area mined	- 000 m^2	/ - 000 ft^2		59	63	57	240	239	639	677	618	2,579	2,573
Milled	- 000 tonnes	/ - 000 tons		291	303	313	1,159	1,243	321	334	345	1,277	1,370
Yield	- g/t	/ - oz/t		3.59	3.20	3.53	3.32	3.58	0.105	0.093	0.103	0.097	0.104
Gold produced	- kg	/ - oz (000)		1,044	971	1,105	3,852	4,444	34	31	36	124	143
Gold sold	- kg	/ oz (000)		1,021	1,030	1,104	3,829	4,447	33	33	35	123	143
Total cash costs	- R	/ - $	- ton milled	631	637	538	636	502	77	74	49	70	56
	- R/kg	/ - $/oz	- produced	175,943	198,952	152,541	191,184	140,368	732	797	478	718	533
Total production costs	- R/kg	/ - $/oz	- produced	168,412	204,095	197,435	201,203	173,780	701	818	618	749	658
PRODUCTIVITY PER EMPLOYEE													
Actual	- g	/ - oz		116	107	124	107	127	3.72	3.45	4.00	3.43	4.08
Actual	- m^2	/ - ft^2		6.58	6.95	6.46	6.63	6.82	70.82	74.86	69.58	71.34	73.46
FINANCIAL RESULTS (MILLION)													
Gold income				243	227	241	876	834	33	30	24	107	101
Cost of sales				172	210	218	771	773	23	27	22	93	94
Cash operating costs				182	192	168	732	621	24	25	17	88	76
Other cash costs				1	1	1	4	3	-	-	-	-	-
Total cash costs				184	193	169	736	624	25	25	17	89	76
Retrenchment costs				3	2	1	10	6	-	-	-	1	1
Rehabilitation and other non-cash costs				(14)	-	10	(13)	16	(2)	-	1	(2)	2
Production costs				173	195	180	733	646	23	25	18	88	79
Amortisation of tangible assets				3	3	38	42	127	-	-	4	4	15
Inventory change				(4)	12	-	(4)	-	(1)	2	-	-	-
				71	17	23	105	61	10	2	2	14	7
Realised non-hedge derivatives and other commodity contracts				7	(140)	(1)	(83)	(292)	1	(18)	-	(12)	(37)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				78	(123)	22	22	(230)	10	(15)	2	2	(30)
Add back hedge buy-back costs				-	145	-	145	290	-	18	-	18	37
Adjusted gross profit excluding hedge buy-back costs				78	23	22	168	60	10	3	2	21	7
Capital expenditure				41	40	39	142	146	5	5	4	17	18

Rounding of figures may result in computational discrepancies.



Southern Africa
VAAL RIVER

SURFACE OPERATIONS				Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
				Rand / Metric					Dollar / Imperial				
OPERATING RESULTS													
Milled	- 000 tonnes	/ - 000 tons		2,390	2,358	2,039	9,674	7,922	2,634	2,599	2,248	10,663	8,733
Yield	- g/t	/ - oz/t		0.47	0.52	0.42	0.53	0.36	0.014	0.015	0.012	0.015	0.011
Gold produced	- kg	/ - oz (000)		1,127	1,229	848	5,092	2,864	36	40	27	164	92
Gold sold	- kg	/ - oz (000)		1,102	1,323	847	5,066	2,867	35	43	27	163	92
Total cash costs	- R	/ - $	- ton milled	52	53	49	47	42	6	6	4	5	5
	- R/kg	/ - $/oz	- produced	110,207	101,339	116,749	89,867	116,290	459	406	366	341	440
Total production costs	- R/kg	/ - $/oz	- produced	112,168	106,128	123,411	93,700	124,038	467	426	387	355	469
PRODUCTIVITY PER EMPLOYEE													
Actual	- g	/ - oz		1,608	1,759	1,157	1,812	1,021	51.69	56.54	37.19	58.27	32.82
FINANCIAL RESULTS (MILLION)													
Gold income				260	290	186	1,150	544	35	38	19	139	66
Cost of sales				124	139	105	474	355	17	18	11	58	43
Cash operating costs				124	125	99	458	333	17	16	10	56	40
Other cash costs				-	-	-	-	-	-	-	-	-	-
Total cash costs				124	125	99	458	333	17	16	10	56	40
Retrenchment costs				-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-	-	-
Production costs				124	125	99	458	333	17	16	10	56	40
Amortisation of tangible assets				2	6	6	20	22	-	1	1	2	3
Inventory change				(3)	9	-	(3)	-	-	1	-	-	-
				137	151	82	676	189	18	20	8	81	23
Realised non-hedge derivatives and other commodity contracts				8	(183)	(1)	(98)	(146)	1	(23)	-	(14)	(19)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				145	(32)	81	578	43	19	(3)	8	67	4
Add back hedge buy-back costs				-	192	-	192	134	-	24	-	24	17
Adjusted gross profit excluding hedge buy-back costs				145	160	81	770	177	19	21	8	91	21
Capital expenditure				8	8	1	21	6	1	1	-	3	1

Rounding of figures may result in computational discrepancies.



Southern Africa

WEST WITS

	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
MPONENG	Rand / Metric					Dollar / Imperial				
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined - 000 m^2 / - 000 ft^2	80	87	90	335	359	866	942	963	3,602	3,859
Milled - 000 tonnes / - 000 tons	476	477	475	1,866	1,863	525	526	524	2,057	2,054
Yield - g/t / - oz/t	8.27	8.15	9.45	8.66	10.02	0.241	0.238	0.276	0.253	0.292
Gold produced - kg / - oz (000)	3,938	3,892	4,492	16,159	18,672	127	125	144	520	600
Gold sold - kg / - oz (000)	4,029	4,094	4,496	16,163	18,720	130	132	145	520	602
Total cash costs - R / - $ - ton milled	788	761	671	753	655	96	89	61	83	73
- R/kg / - $/oz - produced	95,372	93,380	71,022	86,928	65,365	397	375	222	329	249
Total production costs - R/kg / - $/oz - produced	115,109	113,899	85,700	105,562	84,523	479	458	268	399	323
PRODUCTIVITY PER EMPLOYEE										
Actual - g / - oz	241	237	289	252	296	7.76	7.63	9.31	8.11	9.53
Actual - m^2 / - ft^2	4.93	5.34	5.77	5.22	5.69	53.05	57.43	62.09	56.23	61.25
FINANCIAL RESULTS (MILLION)										
Gold income	1,157	1,267	954	4,254	3,403	155	165	96	524	414
Cost of sales	464	462	385	1,706	1,582	62	60	39	209	194
Cash operating costs	373	361	317	1,396	1,213	50	47	32	170	148
Other cash costs	3	2	2	9	7	-	-	-	1	1
Total cash costs	376	363	319	1,405	1,221	50	47	32	171	149
Retrenchment costs	2	2	1	7	8	-	-	-	1	1
Rehabilitation costs	(4)	2	6	1	20	(1)	-	1	-	2
Production costs	373	367	327	1,413	1,248	50	47	33	172	153
Amortisation of tangible assets	80	76	58	293	330	11	10	6	36	41
Inventory change	10	19	-	-	4	1	3	-	1	-
	694	805	569	2,548	1,820	93	105	57	315	220
Realised non-hedge derivatives and other commodity contracts	(170)	(977)	25	(915)	(1,049)	(23)	(125)	3	(123)	(133)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts	524	(172)	594	1,633	772	70	(20)	60	192	87
Add back hedge buy-back costs	-	632	-	632	1,116	-	80	-	80	141
Adjusted gross profit excluding hedge buy-back costs	524	461	594	2,265	1,887	70	60	60	272	227
Capital expenditure	258	239	228	912	707	34	30	23	109	86

Rounding of figures may result in computational discrepancies.



Southern Africa
WEST WITS

SAVUKA			Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
UNDERGROUND OPERATION												
Area mined	- 000 m²	/ - 000 ft²	3	3	14	36	63	34	28	156	388	675
Milled	- 000 tonnes	/ - 000 tons	16	13	81	170	328	18	14	90	187	361
Yield	- g/t	/ - oz/t	3.91	2.48	6.96	5.45	6.28	0.114	0.072	0.203	0.159	0.183
Gold produced	- kg	/ - oz (000)	63	31	566	924	2,057	2	1	18	30	66
Gold sold	- kg	/ - oz (000)	64	34	566	925	2,063	2	1	18	30	66
Total cash costs	- R / - $	- ton milled	3,817	6,073	566	1,611	670	464	712	52	177	75
	- R/kg / - $/oz	- produced	975,068	2,448,510	81,339	295,800	106,748	4,062	9,847	255	1,115	411
Total production costs	- R/kg / - $/oz	- produced	1,256,025	3,001,824	144,345	367,668	137,104	5,231	12,063	452	1,387	518
PRODUCTIVITY PER EMPLOYEE												
Actual	- g	/ - oz	21	11	170	74	158	0.68	0.34	5.48	2.38	5.09
Actual	- m²	/ - ft²	1.05	0.86	4.37	2.88	4.83	11.26	9.28	47.01	31.01	51.95
FINANCIAL RESULTS (MILLION)												
Gold income			18	11	121	218	375	2	1	12	25	45
Cost of sales			79	95	82	340	283	11	12	8	41	34
Cash operating costs			61	76	46	271	218	8	10	5	33	27
Other cash costs			1	-	-	2	2	-	-	-	-	-
Total cash costs			61	77	46	273	220	8	10	5	33	27
Retrenchment costs			1	-	-	2	2	-	-	-	-	-
Rehabilitation and other non-cash costs			(1)	-	14	-	15	-	-	1	-	1
Production costs			61	77	60	275	236	8	10	6	33	29
Amortisation of tangible assets			18	17	22	65	46	2	2	2	8	5
Inventory change			-	1	-	-	1	-	-	-	-	-
			(61)	(84)	39	(122)	92	(8)	(11)	4	(17)	11
Realised non-hedge derivatives and other commodity contracts			(2)	(8)	3	10	(100)	-	(1)	-	1	(13)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(63)	(92)	42	(113)	(8)	(8)	(12)	4	(16)	(2)
Add back hedge buy-back costs			-	5	-	5	112	-	1	-	1	14
Adjusted gross (loss) profit excluding hedge buy-back costs			(63)	(87)	42	(108)	104	(8)	(11)	4	(15)	12
Capital expenditure			44	12	25	107	89	5	2	2	13	11

Rounding of figures may result in computational discrepancies.



Southern Africa

WEST WITS

TAUTONA				Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
				Rand / Metric					Dollar / Imperial				
OPERATING RESULTS													
UNDERGROUND OPERATION													
Area mined	- 000 m^2	/ - 000 ft^2		13	37	35	120	164	137	397	376	1,290	1,769
Milled	- 000 tonnes	/ - 000 tons		95	304	254	900	1,106	105	336	280	992	1,220
Yield	- g/t	/ - oz/t		7.11	7.39	8.37	7.29	8.66	0.207	0.216	0.244	0.213	0.253
Gold produced	- kg	/ - oz (000)		679	2,251	2,126	6,561	9,580	22	72	68	211	308
SURFACE AND DUMP RECLAMATION													
Treated	- 000 tonnes	/ - 000 tons		168	133	169	608	493	185	147	186	670	544
Yield	- g/t	/ - oz/t		0.51	0.43	0.34	0.39	0.38	0.015	0.013	0.010	0.011	0.011
Gold produced	- kg	/ - oz (000)		86	58	57	238	189	3	2	2	7	6
TOTAL													
Yield [1]	- g/t	/ - oz/t		7.11	7.39	8.37	7.29	8.66	0.207	0.216	0.244	0.213	0.253
Gold produced	- kg	/ - oz (000)		765	2,309	2,184	6,800	9,769	25	74	70	218	314
Gold sold	- kg	/ - oz (000)		818	2,403	2,184	6,804	9,800	26	77	70	219	315
Total cash costs	- R	/ - $	- ton milled	1,007	660	536	666	595	122	77	49	73	67
	- R/kg	/ - $/oz	- produced	346,655	125,198	103,961	147,668	97,483	1,443	501	325	561	374
Total production costs	- R/kg	/ - $/oz	- produced	479,619	178,428	186,583	210,794	135,160	1,997	714	584	801	509
PRODUCTIVITY PER EMPLOYEE													
Actual	- g	/ - oz		64	226	209	161	214	2.06	7.26	6.73	5.14	6.89
Actual	- m^2	/ - ft^2		1.06	3.60	3.34	2.83	3.60	11.45	38.80	36.00	30.46	38.79
FINANCIAL RESULTS (MILLION)													
Gold income				270	747	469	1,839	1,794	36	97	47	225	220
Cost of sales				374	430	407	1,434	1,324	50	56	41	175	160
Cash operating costs				263	287	225	998	947	35	37	23	121	117
Other cash costs				2	2	2	6	6	-	-	-	1	1
Total cash costs				265	289	227	1,004	952	35	37	23	122	117
Retrenchment costs				1	2	2	12	16	-	-	-	1	2
Rehabilitation and other non-cash costs				(2)	1	58	1	63	-	-	6	-	6
Production costs				264	293	286	1,017	1,032	35	38	29	124	126
Amortisation of tangible assets				103	119	121	416	289	14	15	12	51	34
Inventory change				7	18	-	1	4	1	3	-	1	-
				(104)	318	62	405	470	(14)	41	6	49	59
Realised non-hedge derivatives and other commodity contracts				(82)	(583)	11	(555)	(600)	(11)	(74)	1	(74)	(76)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				(186)	(265)	72	(150)	(130)	(25)	(33)	7	(24)	(17)
Add back hedge buy-back costs				-	376	-	376	625	-	47	-	47	79
Adjusted gross (loss) profit excluding hedge buy-back costs				(186)	112	72	226	495	(25)	15	7	23	62
Capital expenditure				133	135	147	479	491	17	17	15	57	60

[1] Total yield excludes the surface and dump reclamation.

Rounding of figures may result in computational discrepancies.



Southern Africa

NAVACHAB			Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/ - 000 bcy	794	936	744	3,490	2,956	1,038	1,225	973	4,565	3,867
Mined	- 000 tonnes	/ - 000 tons	2,147	2,529	1,997	9,417	7,864	2,367	2,788	2,201	10,381	8,669
Treated	- 000 tonnes	/ - 000 tons	267	317	401	1,278	1,481	294	349	442	1,409	1,633
Stripping ratio	- t (mined total-mined ore) / t mined ore		5.14	6.37	3.84	5.58	5.39	5.14	6.37	3.84	5.58	5.39
Yield	- g/t	/ - oz/t	1.97	1.61	1.53	1.58	1.43	0.058	0.047	0.045	0.046	0.042
Gold produced	- kg	/ - oz (000)	526	509	614	2,014	2,126	17	16	20	65	68
Gold sold	- kg	/ - oz (000)	538	491	643	1,984	2,128	17	16	21	64	68
Total cash costs	- R/kg	/ - $/oz - produced	175,352	153,760	163,164	165,298	142,795	730	615	512	622	534
Total production costs	- R/kg	/ - $/oz - produced	163,946	173,607	186,190	177,190	160,623	683	695	584	663	601
PRODUCTIVITY PER EMPLOYEE												
Actual	- g	/ - oz	284	287	373	290	368	9.14	9.24	12.00	9.33	11.83
FINANCIAL RESULTS (MILLION)												
Gold income			127	111	141	489	327	17	14	14	58	39
Cost of sales			89	85	118	351	339	12	11	12	42	41
Cash operating costs			88	75	95	317	288	12	10	10	38	35
Other cash costs			4	4	5	16	16	1	-	1	2	2
Total cash costs			92	78	100	333	304	12	10	10	40	37
Rehabilitation and other non-cash costs			7	-	5	7	4	1	-	1	1	-
Production costs			100	78	105	340	307	13	10	11	41	37
Amortisation of tangible assets			(13)	10	9	17	34	(2)	1	1	2	4
Inventory change			3	(3)	4	(6)	(2)	-	-	-	(1)	-
			39	25	23	138	(12)	5	3	2	16	(2)
Realised non-hedge derivatives and other commodity contracts			-	(95)	-	(95)	-	-	(12)	-	(12)	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			39	(70)	23	43	(12)	5	(9)	2	4	(2)
Add back hedge buy-back costs			-	95	-	95	67	-	12	-	12	8
Adjusted gross profit excluding hedge buy-back costs			39	25	23	138	55	5	3	2	16	7
Capital expenditure			21	62	34	164	98	3	8	4	20	12

Rounding of figures may result in computational discrepancies.



Continental Africa

IDUAPRIEM		Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
		Rand / Metric					Dollar / Imperial				
OPERATING RESULTS											
OPEN-PIT OPERATION											
Mined	- 000 tonnes / - 000 tons	5,585	7,333	4,997	25,401	17,397	6,157	8,083	5,508	28,000	19,177
Treated	- 000 tonnes / - 000 tons	935	1,042	964	3,440	3,535	1,031	1,148	1,063	3,792	3,897
Stripping ratio	- t (mined total-mined ore) / t mined ore	2.99	6.95	4.15	5.19	3.86	2.99	6.95	4.15	5.19	3.86
Yield	- g/t / - oz/t	1.81	1.54	1.83	1.72	1.76	0.053	0.045	0.053	0.050	0.051
Gold in ore	- kg / - oz (000)	2,382	1,353	1,189	6,818	5,916	77	43	38	219	190
Gold produced	- kg / - oz (000)	1,693	1,608	1,761	5,909	6,221	54	52	57	190	200
Gold sold	- kg / - oz (000)	1,718	1,517	1,717	5,921	6,230	55	49	55	190	200
Total cash costs	- R/kg / - $/oz - produced	123,630	123,471	184,109	137,397	141,662	515	493	577	516	525
Total produced costs	- R/kg / - $/oz - produced	143,945	135,470	205,867	154,038	164,300	599	541	645	579	611
PRODUCTIVITY PER EMPLOYEE											
Actual	- g / - oz	611	578	679	549	600	19.65	18.59	21.83	17.63	19.30
FINANCIAL RESULTS (MILLION)											
Gold income		488	297	358	1,371	1,356	65	38	36	169	165
Cost of sales		234	221	352	915	1,007	31	28	36	110	121
Cash operating costs		194	184	306	756	830	26	24	31	91	99
Other cash costs		15	14	18	56	52	2	2	2	7	6
Total cash costs		209	199	324	812	881	28	26	33	98	105
Rehabilitation and other non-cash costs		6	3	(1)	16	3	1	-	-	2	-
Production costs		216	201	323	828	884	29	26	33	100	105
Amortisation of tangible assets		28	16	39	82	138	4	2	4	10	17
Inventory change		(10)	3	(11)	5	(15)	(1)	1	(1)	-	(1)
		254	76	6	456	349	34	10	1	59	44
Realised non-hedge derivatives and other commodity contracts		(61)	(199)	20	(161)	(514)	(8)	(25)	2	(23)	(65)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts		193	(122)	26	295	(165)	26	(15)	3	36	(21)
Add back hedge buy-back costs		-	243	-	243	312	-	31	-	31	39
Adjusted gross profit excluding hedge buy-back costs		193	121	26	538	147	26	16	3	67	19
Capital expenditure		94	44	150	235	448	12	6	16	28	54

Rounding of figures may result in computational discrepancies.



Continental Africa

OBUASI			Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
UNDERGROUND OPERATION												
Mined	- 000 tonnes	/ - 000 tons	532	433	517	1,979	1,923	587	478	570	2,182	2,119
Treated	- 000 tonnes	/ - 000 tons	500	459	564	2,066	2,096	551	506	622	2,278	2,311
Yield	- g/t	/ - oz/t	5.52	5.68	4.62	5.18	4.37	0.161	0.166	0.135	0.151	0.127
Gold produced	- kg	/ - oz (000)	2,761	2,606	2,605	10,710	9,151	89	84	84	344	294
SURFACE AND DUMP RECLAMATION												
Treated	- 000 tonnes	/ - 000 tons	511	611	883	2,498	3,455	563	673	974	2,753	3,808
Yield	- g/t	/ - oz/t	0.51	0.39	0.52	0.46	0.57	0.015	0.011	0.015	0.013	0.017
Gold produced	- kg	/ - oz (000)	263	240	457	1,151	1,956	8	8	15	37	63
TOTAL												
Yield [1]	- g/t	/ - oz/t	5.52	5.68	4.62	5.18	4.37	0.161	0.166	0.135	0.151	0.127
Gold produced	- kg	/ - oz (000)	3,024	2,847	3,062	11,861	11,107	97	92	98	381	357
Gold sold	- kg	/ - oz (000)	3,203	2,850	3,003	12,035	10,974	103	92	97	387	353
Total cash costs	- R/kg	/ - $/oz - produced	136,172	167,356	227,350	170,861	171,223	567	671	712	630	633
Total production costs	- R/kg	/ - $/oz - produced	182,052	205,661	280,492	215,305	224,223	758	824	879	796	834
PRODUCTIVITY PER EMPLOYEE												
Actual	- g	/ - oz	208	196	218	209	197	6.69	6.29	7.01	6.72	6.34
FINANCIAL RESULTS (MILLION)												
Gold income			936	528	611	2,738	2,626	125	67	62	334	321
Cost of sales			594	571	984	2,601	2,591	79	74	99	309	308
Cash operating costs			382	451	666	1,911	1,809	51	58	67	226	215
Other cash costs			29	26	31	116	93	4	3	3	14	11
Total cash costs			412	476	696	2,027	1,902	55	61	70	240	226
Retrenchment costs			1	-	-	20	-	-	-	-	2	-
Rehabilitation and other non-cash costs			27	4	(23)	41	16	4	1	(2)	5	3
Production costs			440	480	673	2,087	1,918	59	62	68	248	229
Amortisation of tangible assets			111	105	186	466	572	15	14	19	56	69
Inventory change			43	(14)	125	47	101	6	(2)	13	6	10
			342	(44)	(374)	138	35	46	(6)	(38)	25	13
Realised non-hedge derivatives and other commodity contracts			(148)	(505)	43	(418)	(1,098)	(20)	(63)	4	(58)	(139)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			194	(548)	(330)	(281)	(1,063)	26	(69)	(33)	(34)	(126)
Add back hedge buy-back costs			-	612	-	612	513	-	77	-	77	65
Adjusted gross profit (loss) excluding hedge buy-back costs			194	64	(330)	332	(550)	26	8	(33)	44	(61)
Capital expenditure			220	191	383	788	922	29	24	42	94	112

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.



Continental Africa

SIGUIRI - Attributable 85%				Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
				Rand / Metric					Dollar / Imperial				
OPERATING RESULTS													
OPEN-PIT OPERATION													
Mined	- 000 tonnes	/ - 000 tons		5,514	4,321	5,887	20,124	24,131	6,079	4,763	6,489	22,183	26,600
Treated	- 000 tonnes	/ - 000 tons		2,256	2,236	2,303	8,844	8,612	2,486	2,465	2,539	9,748	9,493
Stripping ratio	- t (mined total-mined ore) / t mined ore			0.81	0.92	0.95	1.00	1.13	0.81	0.92	0.95	1.00	1.13
Yield	- g/t	/ - oz/t		1.06	1.10	1.10	1.11	1.20	0.031	0.032	0.032	0.032	0.035
Gold produced	- kg	/ - oz (000)		2,396	2,451	2,533	9,836	10,350	77	79	81	316	333
Gold sold	- kg	/ - oz (000)		2,622	3,069	2,680	9,590	10,469	84	99	86	308	337
Total cash costs	- R/kg	/ - $/oz	- produced	152,730	125,416	152,574	139,036	123,442	636	500	478	519	466
Total production costs	- R/kg	/ - $/oz	- produced	169,839	155,245	177,449	159,275	143,801	707	619	556	595	542
PRODUCTIVITY PER EMPLOYEE													
Actual	- g	/ - oz		520	527	637	547	625	16.73	16.93	20.47	17.58	20.09
FINANCIAL RESULTS (MILLION)													
Gold income				753	589	561	2,132	2,297	101	75	57	260	282
Cost of sales				417	472	487	1,511	1,514	56	60	49	182	183
Cash operating costs				304	248	329	1,146	1,054	41	32	33	137	127
Other cash costs				62	59	58	222	224	8	8	6	27	28
Total cash costs				366	307	386	1,368	1,278	49	39	39	164	155
Rehabilitation and other non-cash costs				2	30	(11)	41	11	-	4	(1)	5	2
Production costs				368	337	375	1,408	1,289	49	43	38	169	157
Amortisation of tangible assets				39	43	74	158	200	5	6	7	19	24
Inventory change				10	91	37	(56)	26	1	11	4	(6)	3
				336	118	74	621	783	45	15	7	78	99
Realised non-hedge derivatives and other commodity contracts				(113)	(907)	29	(845)	(724)	(15)	(114)	3	(111)	(92)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				223	(790)	103	(223)	59	30	(99)	10	(32)	7
Add back hedge buy-back costs				-	989	-	989	379	-	125	-	125	48
Adjusted gross profit excluding hedge buy-back costs				223	199	103	766	438	30	26	10	92	55
Capital expenditure				53	26	29	187	151	7	4	2	22	18

Rounding of figures may result in computational discrepancies.



Continental Africa

MORILA - Attributable 40% [1]				Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
				Rand / Metric					Dollar / Imperial				
OPERATING RESULTS													
OPEN-PIT OPERATION													
Volume mined	- 000 bcm	/ - 000 bcy		-	-	608	527	2,890	-	-	795	690	3,781
Mined	- 000 tonnes	/ - 000 tons		-	-	1,664	1,510	7,952	-	-	1,834	1,664	8,766
Treated	- 000 tonnes	/ - 000 tons		425	440	440	1,721	1,718	468	485	485	1,897	1,893
Stripping ratio	- t (mined total-mined ore) / t mined ore			-	-	2.97	1.17	3.00	-	-	2.97	1.17	3.00
Yield	- g/t	/ - oz/t		2.25	2.26	3.31	2.47	3.08	0.066	0.066	0.096	0.072	0.090
Gold produced	- kg	/ - oz (000)		957	995	1,456	4,251	5,298	31	32	47	137	170
Gold sold	- kg	/ - oz (000)		1,129	983	1,438	4,341	5,446	36	32	46	140	175
Total cash costs	- R/kg	/ - $/oz	- produced	157,585	139,689	122,592	140,981	111,128	656	559	385	527	419
Total production costs	- R/kg	/ - $/oz	- produced	182,675	150,571	146,612	155,936	131,341	760	603	460	583	495
PRODUCTIVITY PER EMPLOYEE													
Actual	- g	/ - oz		1,479	1,554	1,021	1,266	873	47.55	49.98	32.84	40.70	28.05
FINANCIAL RESULTS (MILLION)													
Gold income				297	234	321	1,130	690	40	30	32	135	82
Cost of sales				198	148	215	668	710	26	19	22	81	86
Cash operating costs				133	122	152	521	503	18	16	15	63	61
Other cash costs				18	17	26	78	86	2	2	3	9	10
Total cash costs				151	139	179	599	589	20	18	18	72	71
Rehabilitation and other non-cash costs				12	-	(1)	12	(1)	2	-	-	2	-
Production costs				163	139	177	614	588	22	18	18	74	71
Amortisation of tangible assets				12	11	36	49	108	2	1	4	6	13
Inventory change				23	(1)	1	5	14	3	-	-	1	2
				99	86	107	462	(20)	13	11	11	54	(4)
Realised non-hedge derivatives and other commodity contracts				-	-	-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				99	86	107	462	(20)	13	11	11	54	(4)
Add back hedge buy-back costs				-	-	-	-	335	-	-	-	-	42
Adjusted gross profit excluding hedge buy-back costs				99	86	107	462	315	13	11	11	54	38
Capital expenditure				1	(1)	5	33	9	-	-	1	4	1

[1] Morila is an equity accounted joint venture.

Rounding of figures may result in computational discrepancies.



Continental Africa

SADIOLA - Attributable 41% [1,2]			Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
OPEN-PIT OPERATION												
Volume mined	- 000 bcm	/ - 000 bcy	1,354	1,086	1,251	4,540	4,742	1,771	1,420	1,636	5,939	6,203
Mined	- 000 tonnes	/ - 000 tons	2,587	2,072	2,447	8,750	9,158	2,852	2,284	2,698	9,645	10,095
Treated	- 000 tonnes	/ - 000 tons	467	421	428	1,658	1,564	515	464	471	1,828	1,724
Stripping ratio	- t (mined total-mined ore) / t mined ore		7.59	13.42	3.02	5.89	2.95	7.59	13.42	3.02	5.89	2.95
Yield	- g/t	/ - oz/t	2.12	2.33	3.58	2.52	3.42	0.062	0.068	0.104	0.074	0.100
Gold produced	- kg	/ - oz (000)	991	983	1,530	4,187	5,357	32	32	49	135	172
Gold sold	- kg	/ - oz (000)	1,099	894	1,459	4,329	5,418	35	29	47	139	174
Total cash costs	- R/kg	/ - $/oz - produced	153,896	132,930	123,137	128,920	106,486	640	532	386	488	399
Total production costs	- R/kg	/ - $/oz - produced	181,463	151,846	186,097	151,233	148,948	755	608	583	571	554
PRODUCTIVITY PER EMPLOYEE												
Actual	- g	/ - oz	645	692	1,102	720	931	20.75	22.25	35.44	23.14	29.95
FINANCIAL RESULTS (MILLION)												
Gold income			286	213	321	1,120	619	38	27	32	134	73
Cost of sales			194	137	273	650	799	26	18	28	79	96
Cash operating costs			134	114	159	464	482	18	15	16	57	58
Other cash costs			19	16	29	76	88	2	2	3	9	11
Total cash costs			153	131	188	540	570	20	17	19	66	69
Rehabilitation and other non-cash costs			8	-	13	8	9	1	-	1	1	1
Production costs			160	131	202	548	579	21	17	20	67	69
Amortisation of tangible assets			19	19	83	86	219	3	2	8	10	26
Inventory change			14	(12)	(11)	16	1	2	(2)	(1)	2	-
			92	76	47	470	(180)	12	10	5	55	(23)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			92	76	47	470	(180)	12	10	5	55	(23)
Add back hedge buy-back costs			-	-	-	-	402	-	-	-	-	51
Adjusted gross profit excluding hedge buy-back costs			92	76	47	470	222	12	10	5	55	27
Capital expenditure			19	6	14	31	27	2	1	2	4	3

[1] Sadiola is an equity accounted joint venture.
[2] Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Rounding of figures may result in computational discrepancies.



Continental Africa

		Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
YATELA - Attributable 40% [1]		Rand / Metric					Dollar / Imperial				
OPERATING RESULTS											
HEAP LEACH OPERATION											
Mined	- 000 tonnes / - 000 tons	410	535	977	2,536	4,061	451	590	1,077	2,795	4,476
Placed [2]	- 000 tonnes / - 000 tons	325	220	305	1,099	1,088	358	242	336	1,211	1,200
Stripping ratio	- t (mined total-mined ore) / t mined ore	2.05	8.43	5.15	2.59	7.09	2.05	8.43	5.15	2.59	7.09
Yield [3]	- g/t / - oz/t	3.91	3.24	2.60	3.62	2.66	0.114	0.095	0.076	0.106	0.078
Gold placed [4]	- kg / - oz (000)	1,271	713	793	3,981	2,895	41	23	25	128	93
Gold produced	- kg / - oz (000)	872	685	503	2,768	2,052	28	22	16	89	66
Gold sold	- kg / - oz (000)	931	642	479	2,826	2,050	30	21	15	91	66
Total cash costs	- R/kg / - $/oz - produced	91,723	54,240	178,973	98,617	151,165	382	219	561	368	572
Total production costs	- R/kg / - $/oz - produced	125,839	69,808	168,722	121,069	155,196	524	281	529	455	591
PRODUCTIVITY PER EMPLOYEE											
Actual	- g / - oz	1,264	984	665	958	618	40.65	31.64	21.38	30.80	19.86
FINANCIAL RESULTS (MILLION)											
Gold income		243	153	106	725	259	33	20	11	89	31
Cost of sales		115	44	77	348	312	15	6	8	42	38
Cash operating costs		64	26	80	223	277	9	3	8	27	34
Other cash costs		16	11	10	50	33	2	1	1	6	4
Total cash costs		80	37	90	273	310	11	5	9	33	38
Rehabilitation and other non-cash costs		17	1	(11)	22	(10)	2	-	(1)	3	(1)
Production costs		97	38	79	295	300	13	5	8	36	37
Amortisation of tangible assets		13	10	6	40	18	2	1	1	5	2
Inventory change		5	(4)	(8)	13	(7)	1	(1)	(1)	1	(1)
		129	109	29	376	(53)	17	14	3	47	(7)
Realised non-hedge derivatives and other commodity contracts		-	-	-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts		129	109	29	376	(53)	17	14	3	47	(7)
Add back hedge buy-back costs		-	-	-	-	134	-	-	-	-	17
Adjusted gross profit excluding hedge buy-back costs		129	109	29	376	81	17	14	3	47	10
Capital expenditure		13	1	11	5	23	2	-	1	1	3

[1] Yatela is an equity accounted joint venture.
[2] Tonnes / Tons placed on to leach pad.
[3] Gold placed / tonnes (tons) placed.
[4] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.



Continental Africa

GEITA		Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
		Rand / Metric					Dollar / Imperial				
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm / - 000 bcy	4,981	4,380	4,934	18,389	19,829	6,515	5,729	6,454	24,053	25,936
Mined	- 000 tonnes / - 000 tons	13,990	11,934	13,728	51,070	52,794	15,422	13,155	15,132	56,295	58,195
Treated	- 000 tonnes / - 000 tons	1,211	1,175	963	4,480	4,270	1,335	1,295	1,061	4,939	4,707
Stripping ratio	- t (mined total-mined ore) / t mined ore	11.08	10.55	12.11	12.07	9.69	11.08	10.55	12.11	12.07	9.69
Yield	- g/t / - oz/t	2.09	2.20	1.68	1.89	1.92	0.061	0.064	0.049	0.055	0.056
Gold produced	- kg / - oz (000)	2,534	2,586	1,614	8,466	8,203	81	83	52	272	264
Gold sold	- kg / - oz (000)	2,713	2,505	1,638	8,449	8,088	87	81	53	272	260
Total cash costs	- R/kg / - $/oz - produced	253,398	220,599	294,552	251,419	193,392	1,055	883	921	954	728
Total production costs	- R/kg / - $/oz - produced	291,177	258,683	342,695	296,126	245,414	1,212	1,035	1,071	1,121	929
PRODUCTIVITY PER EMPLOYEE											
Actual	- g / - oz	390	409	254	338	329	12.55	13.15	8.16	10.87	10.58
FINANCIAL RESULTS (MILLION)											
Gold income		669	569	360	1,580	2,628	90	74	36	203	328
Cost of sales		766	631	930	2,446	2,534	102	81	94	298	301
Cash operating costs		608	541	453	2,021	1,500	81	70	46	246	181
Other cash costs		20	20	13	66	56	3	3	1	8	7
Total cash costs		627	561	466	2,087	1,555	84	72	47	254	188
Rehabilitation and other non-cash costs		12	-	(41)	12	(23)	2	-	(4)	2	(2)
Production costs		639	561	425	2,100	1,533	86	72	43	256	186
Amortisation of tangible assets		84	98	119	366	449	11	13	12	44	55
Inventory change		42	(28)	386	(19)	552	6	(4)	39	(2)	60
		(96)	(63)	(570)	(866)	94	(13)	(8)	(58)	(95)	27
Realised non-hedge derivatives and other commodity contracts		-	(436)	-	32	(1,639)	-	(55)	-	(5)	(207)
Gross loss excluding the effect of unrealised non-hedge derivatives and other commodity contracts		(96)	(499)	(570)	(833)	(1,545)	(13)	(63)	(58)	(100)	(181)
Add back hedge buy-back costs		-	430	-	430	491	-	54	-	54	62
Adjusted gross loss excluding hedge buy-back costs		(96)	(69)	(570)	(403)	(1,054)	(13)	(8)	(58)	(46)	(119)
Capital expenditure		69	34	105	160	433	9	4	10	19	53

Rounding of figures may result in computational discrepancies.



Australasia

SUNRISE DAM		Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
		Rand / Metric					Dollar / Imperial				
OPERATING RESULTS											
UNDERGROUND OPERATION											
Mined	- 000 tonnes / - ooo tons	195	198	246	780	668	215	219	271	860	736
Treated	- 000 tonnes / - 000 tons	147	197	179	733	513	162	217	197	808	566
Yield	- g/t / - oz/t	5.75	4.21	4.11	4.73	4.40	0.168	0.123	0.120	0.138	0.128
Gold produced	- kg / - oz (000)	845	831	736	3,464	2,261	27	27	24	111	73
OPEN-PIT OPERATION											
Volume mined	- 000 bcm / - 000 bcy	1,510	1,322	1,638	5,636	9,146	1,975	1,730	2,142	7,372	11,963
Treated	- 000 tonnes / - 000 tons	820	807	824	3,138	3,239	903	890	908	3,459	3,570
Stripping ratio	- t (mined total-mined ore) / t mined ore	6.86	12.19	(21.82)	13.51	15.28	6.87	12.20	(21.82)	13.51	15.28
Yield	- g/t / - oz/t	3.03	2.90	2.33	2.87	3.46	0.088	0.085	0.068	0.084	0.101
Gold produced	- kg / - oz (000)	2,487	2,346	1,915	9,013	11,216	80	75	62	290	361
TOTAL											
Yield [1]	- g/t / - oz/t	3.03	2.90	2.33	2.87	3.46	0.088	0.085	0.068	0.084	0.101
Gold produced	- kg / - oz (000)	3,331	3,176	2,651	12,477	13,477	107	102	85	401	433
Gold sold	- kg / - oz (000)	3,474	2,843	2,734	12,317	13,455	112	91	88	396	433
Total cash costs	- R/kg / - $/oz - produced	200,811	161,239	154,754	171,100	138,295	836	647	486	646	531
Total production costs	- R/kg / - $/oz - produced	223,993	184,234	188,295	199,918	165,643	932	740	590	751	635
PRODUCTIVITY PER EMPLOYEE											
Actual	- g / - oz	2,330	2,243	2,150	2,287	2,741	74.90	72.12	69.12	73.52	88.12
FINANCIAL RESULTS (MILLION)											
Gold income		848	449	937	1,819	2,338	113	58	94	221	280
Cost of sales		772	540	504	2,484	2,226	103	70	51	300	274
Cash operating costs		648	492	394	2,055	1,787	87	63	40	249	220
Other cash costs		21	21	17	80	77	3	3	2	10	9
Total cash costs		669	512	410	2,135	1,864	90	66	41	259	230
Rehabilitation and other non-cash costs		4	10	4	51	10	1	1	-	6	1
Production costs		673	522	415	2,185	1,873	90	67	42	265	231
Amortisation of tangible assets		73	63	85	309	359	10	8	8	37	44
Inventory change		26	(45)	5	(11)	(7)	3	(6)	-	(1)	(1)
		75	(92)	433	(665)	112	10	(12)	44	(79)	6
Realised non-hedge derivatives and other commodity contracts		6	(399)	(345)	617	(592)	1	(50)	(35)	69	(66)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts		81	(491)	88	(48)	(480)	11	(62)	9	(10)	(61)
Add back hedge buy-back costs		-	585	-	585	736	-	74	-	74	93
Adjusted gross profit excluding hedge buy-back costs		81	94	88	537	256	11	12	9	64	32
Capital expenditure		57	60	46	259	159	8	8	5	31	19

[1] Total yield excludes the underground operations.

Rounding of figures may result in computational discrepancies.



South America

CERRO VANGUARDIA - Atrributable 92.50%			Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
OPEN-PIT OPERATION												
Mined	- 000 tonnes	/ - 000 tons	6,044	5,137	5,397	22,077	22,902	6,663	5,662	5,949	24,335	25,245
Treated	- 000 tonnes	/ - 000 tons	237	237	235	919	883	261	261	260	1,013	973
Stripping ratio	- t (mined total-mined ore) / t mined ore		23.01	18.74	22.72	22.42	27.50	23.01	18.74	22.72	22.42	27.50
Yield	- g/t	/ - oz/t	6.12	6.20	7.44	6.51	5.44	0.178	0.181	0.217	0.190	0.159
Gold in ore	- kg	/ - oz (000)	1,530	1,563	1,822	6,336	5,070	49	50	59	204	163
Gold produced	- kg	/ - oz (000)	1,448	1,469	1,752	5,980	4,799	47	47	56	192	154
Gold sold	- kg	/ - oz (000)	1,175	2,088	1,528	5,991	5,169	38	67	49	193	166
Total cash costs	- R/kg	/ - $/oz - produced	81,425	84,615	148,071	96,642	162,345	339	336	464	355	608
Total production costs	- R/kg	/ - $/oz - produced	119,975	113,590	183,107	131,823	202,598	499	452	573	487	757
PRODUCTIVITY PER EMPLOYEE												
Actual	- g	/ - oz	690	690	822	710	559	22.18	22.20	26.43	22.83	17.98
FINANCIAL RESULTS (MILLION)												
Gold income			282	454	367	1,495	910	38	59	37	182	108
Cost of sales			140	238	313	782	1,002	19	31	31	95	120
Cash operating costs			92	85	229	453	682	12	11	23	53	82
Other cash costs			26	39	30	125	97	4	5	3	15	12
Total cash costs			118	124	259	578	779	16	16	26	68	94
Rehabilitation and other non-cash costs			(1)	-	6	10	54	-	-	1	1	7
Production costs			126	124	265	597	833	17	16	27	71	100
Amortisation of tangible assets			48	43	56	191	139	6	5	6	23	16
Inventory change			(34)	71	(8)	(6)	30	(5)	10	(1)	1	4
			142	216	55	713	(93)	19	29	6	88	(13)
Realised non-hedge derivatives and other commodity contracts			-	(222)	(38)	(328)	(139)	-	(28)	(4)	(40)	(17)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			142	(6)	17	385	(231)	19	-	2	48	(30)
Add back hedge buy-back costs			-	222	-	222	144	-	28	-	28	18
Adjusted gross profit (loss) excluding hedge buy-back costs			142	216	17	607	(87)	19	29	2	76	(12)
Capital expenditure			66	48	36	141	125	8	6	4	17	15

Rounding of figures may result in computational discrepancies.



South America

ANGLOGOLD ASHANTI BRASIL MINERAÇÃO			Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
UNDERGROUND OPERATION												
Mined	- 000 tonnes	/ - 000 tons	371	362	304	1,382	1,203	409	399	335	1,523	1,326
Treated	- 000 tonnes	/ - 000 tons	398	364	305	1,391	1,186	438	402	336	1,534	1,307
Yield	- g/t	/ - oz/t	7.28	7.33	7.77	7.02	7.62	0.212	0.214	0.227	0.205	0.222
Gold produced	- kg	/ - oz (000)	2,895	2,670	2,372	9,770	9,034	93	86	76	314	290
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/ - 000 tons	735	516	1,164	2,682	4,363	810	569	1,283	2,956	4,809
Placed [1]	- 000 tonnes	/ - 000 tons	32	40	46	139	225	36	44	50	153	248
Stripping ratio	- t (mined total-mined ore) / t mined ore		21.82	11.96	25.05	18.35	18.40	21.82	11.96	25.05	18.35	18.40
Yield [2]	- g/t	/ - oz/t	3.88	3.36	3.16	3.26	3.63	0.113	0.098	0.092	0.095	0.106
Gold placed [3]	- kg	/ - oz (000)	125	134	144	451	816	4	4	5	15	26
Gold produced	- kg	/ - oz (000)	124	136	224	459	926	4	4	7	15	30
TOTAL												
Yield [4]	- g/t	/ - oz/t	7.28	7.33	7.77	7.02	7.62	0.212	0.214	0.227	0.205	0.222
Gold produced	- kg	/ - oz (000)	3,019	2,806	2,596	10,229	9,960	97	90	83	329	320
Gold sold	- kg	/ - oz (000)	2,906	2,931	2,696	10,117	10,464	93	94	87	325	336
Total cash costs	- R/kg	/ - $/oz - produced	100,737	82,838	74,764	88,765	78,701	419	333	234	339	300
Total production costs	- R/kg	/ - $/oz - produced	131,656	123,798	115,725	127,982	113,696	548	499	363	486	432
PRODUCTIVITY PER EMPLOYEE												
Actual	- g	/ - oz	531	526	582	481	558	17.09	16.92	18.71	15.45	17.94
FINANCIAL RESULTS (MILLION)												
Gold income			694	642	673	2,364	1,673	93	83	68	289	200
Cost of sales			378	342	323	1,265	1,165	51	44	33	154	142
Cash operating costs			296	225	187	880	759	40	29	19	108	93
Other cash costs			9	7	7	28	25	1	1	1	3	3
Total cash costs			304	232	194	908	784	41	30	20	111	96
Rehabilitation and other non-cash costs			6	26	(5)	32	(3)	1	3	-	4	-
Production costs			310	259	189	940	781	42	34	19	116	96
Amortisation of tangible assets			87	89	111	369	351	12	11	11	44	42
Inventory change			(19)	(5)	23	(44)	32	(3)	(1)	2	(6)	4
			315	300	350	1,099	509	42	39	35	135	58
Realised non-hedge derivatives and other commodity contracts			26	(479)	(79)	(363)	(380)	3	(60)	(8)	(47)	(46)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			341	(179)	271	736	129	46	(22)	27	88	12
Add back hedge buy-back costs			-	495	-	495	647	-	62	-	62	82
Adjusted gross profit excluding hedge buy-back costs			341	317	271	1,231	776	46	41	27	150	94
Capital expenditure			218	196	129	705	565	28	24	12	84	69

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.



South America

			Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
SERRA GRANDE - Attributable 50%					Rand / Metric						Dollar / Imperial		
OPERATING RESULTS													
UNDERGROUND OPERATION													
Mined	- 000 tonnes	/ - 000 tons	141	104	86	439	334	156	114	94	484	368
Treated	- 000 tonnes	/ - 000 tons	125	111	86	425	310	138	123	95	469	341
Yield	- g/t	/ - oz/t	5.83	4.41	8.00	4.72	7.58	0.170	0.129	0.233	0.138	0.221
Gold produced	- kg	/ - oz (000)	730	491	686	2,010	2,349	23	16	22	65	76
OPEN-PIT OPERATION													
Mined	- 000 tonnes	/ - 000 tons	227	206	218	809	764	251	227	241	892	843
Treated	- 000 tonnes	/ - 000 tons	29	39	16	104	86	31	43	18	115	95
Stripping ratio	- t (mined total-mined ore) / t mined ore		6.07	5.18	8.11	5.74	6.73	6.07	5.18	8.11	5.74	6.73
Yield	- g/t	/ - oz/t	3.37	3.35	3.92	3.70	4.20	0.098	0.098	0.114	0.108	0.122
Gold in ore	- kg	/ - oz (000)	106	144	71	426	404	3	5	2	14	13
Gold produced	- kg	/ - oz (000)	96	129	64	386	360	3	4	2	12	12
TOTAL													
Yield [1]	- g/t	/ - oz/t	5.83	4.41	8.00	4.72	7.58	0.170	0.129	0.233	0.138	0.221
Gold produced	- kg	/ - oz (000)	826	621	750	2,396	2,709	27	20	24	77	87
Gold sold	- kg	/ - oz (000)	782	689	676	2,445	2,693	25	22	22	79	87
Total cash costs	- R/kg	/ - $/oz	- produced	81,045	111,359	82,975	107,311	77,872	337	445	260	406	294
Total production costs	- R/kg	/ - $/oz	- produced	114,390	147,349	114,416	142,878	104,690	476	589	359	542	394
PRODUCTIVITY PER EMPLOYEE													
Actual	- g	/ - oz	723	571	745	544	716	23.25	18.35	23.95	17.51	23.04
FINANCIAL RESULTS (MILLION)													
Gold income			194	154	150	569	450	26	20	15	70	54
Cost of sales			89	98	79	343	280	12	13	8	42	34
Cash operating costs			59	65	58	238	196	8	8	6	29	24
Other cash costs			8	5	4	20	15	1	1	-	2	2
Total cash costs			67	69	62	257	211	9	9	6	31	26
Rehabilitation and other non-cash costs			-	3	-	3	1	-	-	-	-	-
Production costs			67	72	63	261	212	9	9	6	32	26
Amortisation of tangible assets			27	19	23	82	72	4	2	2	10	9
Inventory change			(5)	7	(7)	-	(4)	(1)	1	(1)	-	-
			105	56	71	226	170	14	7	7	29	20
Realised non-hedge derivatives and other commodity contracts			-	(148)	(3)	(121)	(91)	-	(19)	-	(16)	(11)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			104	(93)	68	105	79	14	(12)	7	13	9
Add back hedge buy-back costs			-	148	-	148	134	-	19	-	19	17
Adjusted gross profit excluding hedge buy-back costs			104	55	68	253	213	14	7	7	32	26
Capital expenditure			73	55	66	279	168	10	7	7	33	20

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.



North America

CRIPPLE CREEK & VICTOR			Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008	Quarter ended December 2009	Quarter ended September 2009	Quarter ended December 2008	Year ended December 2009	Year ended December 2008
			Rand / Metric					Dollar / Imperial				
OPERATING RESULTS												
HEAP LEACH OPERATION												
Mined	- 000 tonnes	/ - 000 tons	13,335	13,553	11,571	52,238	46,330	14,699	14,940	12,755	57,582	51,071
Placed [1]	- 000 tonnes	/ - 000 tons	4,320	4,150	5,511	18,650	22,149	4,762	4,574	6,075	20,558	24,415
Stripping ratio	- t (mined total-mined ore) / t mined ore		2.09	2.35	1.16	1.79	1.12	2.09	2.35	1.16	1.79	1.12
Yield [2]	- g/t	/ - oz/t	0.46	0.44	0.48	0.46	0.49	0.013	0.013	0.014	0.013	0.014
Gold placed [3]	- kg	/ - oz (000)	1,984	1,820	2,641	8,526	10,784	64	59	85	274	347
Gold produced	- kg	/ - oz (000)	1,731	1,684	2,422	6,768	8,016	56	54	78	218	258
Gold sold	- kg	/ - oz (000)	1,689	1,676	2,380	6,755	7,972	54	54	77	217	256
Total cash costs [4]	- R/kg	/ - $/oz - produced	100,989	98,114	102,980	100,315	83,448	420	394	322	376	309
Total production costs	- R/kg	/ - $/oz - produced	124,846	122,291	137,163	127,226	111,667	520	491	429	475	413
PRODUCTIVITY PER EMPLOYEE												
Actual	- g	/ - oz	1,548	1,520	2,318	1,538	1,909	49.78	48.87	74.51	49.46	61.39
FINANCIAL RESULTS (MILLION)												
Gold income			425	420	531	1,376	1,984	57	54	53	171	240
Cost of sales			216	206	332	861	895	29	27	33	103	106
Cash operating costs			254	277	328	1,173	1,054	34	36	33	140	127
Other cash costs			6	12	1	45	38	1	2	-	5	5
Total cash costs			260	289	329	1,217	1,092	35	37	33	145	132
Rehabilitation and other non-cash costs			(60)	1	29	(59)	67	(8)	-	3	(8)	8
Production costs			200	290	357	1,158	1,158	27	37	36	137	140
Amortisation of tangible assets			41	39	71	183	243	5	5	7	22	30
Inventory change			(24)	(123)	(96)	(480)	(506)	(3)	(16)	(10)	(55)	(63)
			209	214	198	515	1,089	28	28	20	67	134
Realised non-hedge derivatives and other commodity contracts			(3)	(335)	(3)	(2)	(934)	-	(43)	-	(7)	(118)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			207	(121)	195	513	155	28	(15)	20	60	16
Add back hedge buy-back costs			-	292	-	292	446	-	37	-	37	56
Adjusted gross profit excluding hedge buy-back costs			207	170	195	804	601	28	22	20	97	73
Capital expenditure			294	163	36	726	221	37	20	3	87	27

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.



Shareholders' **notice board**

Diary:

Financial year-end		31 December
Annual financial statements	posting on or about	26 March 2010
Annual general meeting	11:00 SA time	7 May 2010
Quarterly reports released:		
Quarter ended 31 March 2010		7 May 2010
Quarter ended 30 June 2010		12 August 2010
Quarter ended 30 September 2010		11 November 2010
Quarter ended 31 December 2010		*10 February 2011

Dividends / Dividend Number	Declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
Interim – No. 106	29 July 2009	14 August 2009	28 August 2009	8 September 2009
Final – No. 107	16 February 2010	5 March 2010	19 March 2010	29 March 2010
Interim– No. 108	*10 August 2010	*27 August 2010	*10 September 2010	*20 September 2010

Proposed dates.

Dividend policy: Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long-term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bond and other factors.

Withholding tax*:* On 21 February 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in 2010. Although this may reduce the tax payable by the South African operations of the group thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

Annual general meeting: Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Voting rights: The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Options granted in terms of share incentive schemes do not carry a right to vote.

Change of details: Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young Inc

Offices

Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia

Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana

Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries

St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors

Executive

M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial Officer)

Non-Executive

R P Edey * (Chairman)
Dr T J Motlatsi † (Deputy Chairman)
F B Arisman #
W A Nairn †
Prof W L Nkuhlu †
S M Pityana †

* British # American
~ Australian † South African

Officers

Company Secretary: Ms L Eatwell

Investor Relations Contacts

South Africa

Sicelo Ntuli
Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com

United States

Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngoGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

PRINTED BY INCE (PTY) LIMITED

Share Registrars

South Africa

Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia

Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana

NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975

ADR Depositary

The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

Global BuyDIRECT[SM]

BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti's strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on 27 March 2009 and the company's annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on May 5, 2009 and amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 17, 2010

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary